		New York Menlo Park Washington DC London Paris	Madrid Tokyo Beijing Hong Kong

Michael Kaplan Partner

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4111 tel 212 701 5111 fax michael.kaplan@davispolk.com

August 27, 2009

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Pamela Long

Re:	Artio Global Investors Inc. Amendment No. 6 to Registration Statement on Form S-1 Filed on August 26, 2009 File No. 333-149178

Dear Ms. Lippmann and Ms. Long:

On behalf of our client, Artio Global Investors Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated August 17, 2009 (the “Comment Letter”), with respect to the registration statement on Form S-1 filed by the Company with the Commission on February 12, 2008 (No. 333-149178) (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement (“Amendment No. 1”) on April 14, 2008, Amendment No. 2 to the Registration Statement (“Amendment No. 2”) on May 12, 2008, Amendment No. 3 to the Registration Statement (“Amendment No. 3”) on August 7, 2008, Amendment No. 4 to the Registration Statement (“Amendment No. 4”) on June 23, 2009, and Amendment No. 5 to the Registration Statement (“Amendment No. 5”) on August 3, 2009.

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement.  Responses to these comments have been provided by the Company to us and are set forth in this letter, in Amendment No. 6 to the Registration Statement (“Amendment No. 6”) which has been filed by the Company today or in the supplemental submission (attached as Exhibit A) which

Brigitte Lippmann and Pamela Long	2	August 27, 2009

includes a draft of the relevant pages of the Registration Statement which are marked to show changes made to Amendment No. 6 and include information dependant upon pricing details, including completed draft pro forma financial statements (the “Supplemental Submission”).

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 6 and the Supplemental Submission. All page number references in the Company’s responses are to page numbers in Amendment No. 6 and/or the Supplemental Submission, as indicated.

General

1.
We note your proposed disclosure that Julius Baer Holding Ltd. and your Principals will have approximately 75% of the voting power in Artio Global Investors Inc. Please disclose whether you will be considered a "controlled" company under the New York Stock Exchange rules and what that means with respect to your compliance with the corporate governance rules relating to independent directors and board committees.

Because the Company does not know at this time how many shares of Class C common stock it will repurchase from Julius Baer Holding Ltd., it is possible that it would qualify for the exemptions to Sections 303A.01, 303A.04 or 303A.05 of the Listed Company Manual of the New York Stock Exchange (the “Manual”). However, the Company does not plan to take advantage of any of the exemptions available:

•
Upon the closing of the offering, the Company will have a board of directors that will consist of three independent directors and two management directors. The Company believes that the director nominees satisfy the independence tests set forth in Section 303A.02. See page 127 of Amendment No. 6. Thus, the Company will satisfy Section 303A.01 of the Manual, which requires having a majority of independent directors.

•
Upon the closing of the offering, the Company will have a Nominating and Corporate Governance Committee composed entirely of independent directors that operates pursuant to a written charter that will contain the required provisions. See pages 128-129 of Amendment No. 6. Thus, the Company will satisfy Section 303A.04 of the Manual.

Brigitte Lippmann and Pamela Long	3	August 27, 2009

•
Upon the closing of the offering, the Company will have a Compensation Committee composed entirely of independent directors that operates pursuant to a written charter that will contain the required provisions. See page 129 of Amendment No. 6. Thus, the Company will satisfy Section 303A.05 of the Manual.

•
Upon the closing of the offering, the Company will have an Audit Committee composed entirely of independent directors, one of whom will be identified as an “audit committee financial expert”. The Audit Committee will operate pursuant to a written charter that will contain the provisions required by Section 303A.07. See page 128 of Amendment No. 6. Thus, the Company will satisfy Sections 303A.06 and 303A.07 of the Manual (and Rule 10A-3 under the Securities Exchange Act of 1934, as amended).

In summary, upon the closing of the offering, the Company expects to be fully compliant with the corporate governance rules relating to independent directors and board committees, notwithstanding the fact that it may be considered a controlled company. If Julius Baer Holding Ltd. will hold more than 50% of the Company’s voting power following the closing of the offering, the Company will include the following disclosure in the preliminary prospectus which it distributes to investors:

“We do not intend to take advantage of the NYSE controlled company exemption.”

Prospectus Summary, page 1

Reorganization Transactions, page 7

Revisions to our Capitalization Structure, page 7

2.
Throughout the filing you discuss different transactions relating to the issuance of the Class A Units and the various classes of common stock before and after the offering. To help investors better understand these transactions and your new capitalization structure, please provide a table or diagram that discloses the amount of units and shares authorized and issued pursuant to all the transactions you discuss for each of the Class A Units and the Class A, B and C common stock. Please also include in this disclosure the number of shares to be issued in connection with the offering and, if applicable, reserved for:

•	the public investors,
•	your directors and employees (other than your Principals),
•	compensation plans,
•	your Principals, and
•	Julius Baer Holding Ltd.

Brigitte Lippmann and Pamela Long	4	August 27, 2009

For example, clarify that although Julius Baer Holding Ltd. will own 42,000,000 shares of Class C common stock prior to the offering, 12,600,000 of these shares will be repurchased and retired in connection with the offering, resulting in 29,400,000 shares of Class C common stock to be outstanding after the offering. Please provide similar disclosures regarding the issuances to and repurchases from the Principals. Also disclose that the total amount of all the different classes of common stock issued will equal the 62,140,605 Class A Units issued.

The Company has provided the requested additional disclosure on pages 36-37 of Amendment No. 6 and pages 20-21 of the Supplemental Submission.

Distributions and Expenses Associated with our Existing Owners, page 9

3.
In the third bullet point, please quantify the compensation charge for the vesting of the Class B profits and the tax receivable agreement separately, since it appears that these charges are not directly related. Please also include the estimate of the tax receivable agreement payments made in connection with the offering in the distribution table since it appears that the Principals will receive a cash distribution at that time.

The Company has revised the disclosure on page 9 of Amendment No. 6 and page 8 of the Supplemental Submission to show the compensation charges for the vesting of the Class B profits interests and tax receivable agreement separately. The exchange of the New Class A Units by the Principals will create a liability under the tax receivable agreement. However, payments pursuant to the liability result from the filing of the Company’s tax returns. Accordingly, there will be no immediate payments under the tax receivable agreement in connection with the offering.

Future Distributions, page 10

4.	Please disclose that you expect that future payments under the tax receivable agreement would be approximately $233.9 million over a 15-year period.

The Company has provided additional disclosure on page 10 of Amendment No. 6 and page 9 of the Supplemental Submission to indicate that it expects that future payments under the tax receivable agreement would be approximately $233.9 million over a 15-year period, assuming no material changes in the relevant tax law and that the Company can earn sufficient taxable income to realize the full tax benefits.

Brigitte Lippmann and Pamela Long	5	August 27, 2009

Unaudited Pro Forma Consolidated Financial Information, page 45

Unaudited Pro Forma Consolidated Statement of income, pages 47-48

5.
Please revise the net income and subsequent line items of the unaudited pro forma consolidated statements of income to clarify that the line items are presented before nonrecurring charges or credits directly attributable to the transactions. Refer to Rule 1102(b)(5) of Regulation S-X for guidance.

The Company has revised the net income and subsequent line items of the unaudited pro forma consolidated statements of income on pages 49 and 50 of Amendment No. 6 and pages 30 and 32 of the Supplemental Submission to clarify that the line items presented exclude nonrecurring charges or credits directly attributable to the transactions.

6.
Please tell us what consideration you have given to the guidance in FSP EITF 03-6-1 for your presentation of basic and diluted earnings per share for your anticipated grant of restricted stock to your directors and employees. In this regard, we note your statement on page 136 that the holders of restricted stock have the right to receive dividends.

Of the total grant of restricted stock to the Company’s directors and employees, 8,349 shares of Class A common stock are entitled to non-forfeitable dividends and are considered participating securities under FSP EITF 03-6-1. The Company has added the 8,349 shares as an adjustment to the unaudited pro forma consolidated statements on income on pages 31-33 of the Supplemental Submission and provided corresponding footnote disclosure on pages 37-38 of the Supplemental Submission.

7.
We note that you have not included any of the restricted stock to be granted to your directors and employees in connection with the IPO in the calculation of basic net income per share for the three months ended March 31, 2009. As the pro forma statements of income are to assume that the grant was made on January 1, 2008, it is unclear why you have not included those shares that vest within the first year. Please advise.

The Company has prepared the unaudited pro forma consolidated statement of income for the six months ended June 30, 2009 giving effect to the shares of restricted stock granted to employees and directors in connection with the offering that would have vested had the grants been made on January 1, 2008. See pages 32-33 of the Supplemental Submission.

Notes to Unaudited Pro Forma Consolidated Statements of Income, page 49

8.	Please include footnote disclosure for each material non-recurring charge and the related tax effects that are directly attributable to the

Brigitte Lippmann and Pamela Long	6	August 27, 2009

transactions and are not required to be included as an adjustment in accordance with Rule 11-02(b)(5) of Regulation S-X.

The Company has included disclosure in footnote (l) on page 54 of Amendment No. 6 and page 37 of the Supplemental Submission to disclose the non-recurring charge and the related tax effects that are directly attributable to the transactions and are not required to be included as an adjustment.

Notes to Unaudited Pro Forma Consolidated Statement of Financial Position, page 56

9.
Referring to note (d), we note your statement that you wiIl recognize a charge of $270.2 million for the complete vesting of the Principals' profit interests (i.e., Class B profit interests), However, your first quarter of fiscal year 2009 interim financial statements note that the unvested portion of the profit interests is $327.7 million. Please revise your disclosure to explain the reasons for the difference between your adjustment and the disclosure in your interim financial statements.

The Company has revised its disclosure in footnote (d) on page 58 of Amendment No. 6 and page 41 of the Supplemental Submission to explain the reason for the difference in the fair value of the Class B profits interests between what is presented in the pro forma statement of financial position and what is presented in the historical financial statements.

10.
Please revise note (e) to provide investors with your calculation of the $34.8 million deferred tax assets from the Principals' exchange of 2.4 million shares. Refer to Ru1e 11- 02(b)(6) of Regulation S-X.

The Company has revised footnote (e) on pages 58-59 of Amendment No. 6 and page 41-42 of the Supplemental Submission to provide investors with its calculation of the deferred tax benefit, which includes the additional tax benefits and additional potential payments referred to in the second paragraph of the footnote.

Investment Strategies, Products and Performance – Overview, page 105

11.	Please disclose the number of funds contained in each of the five categories you list in the first paragraph.

The Company has provided the requested additional disclosure on page 108 of Amendment No. 6.

Artio Global Investors Inc. Consolidated Financial Statements for the Fiscal Year Ended December 31, 2008

Consolidated Statements of Income, page F-4

Brigitte Lippmann and Pamela Long	7	August 27, 2009

12.
We note your response to comment 12 in our letter dated July 20,2009. It remains unclear how you determined that the gains and (losses) on securities held for deferred compensation represents a revenue-earning process for your ongoing major or central operations. Paragraph 83.b. of FASB Concept Statement 5 states, “ ...An entity's revenue-earning activities involve delivering or producing goods, rendering services, or other activities that constitute its ongoing major or central operations, and revenues are considered to have been earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues. Gains commonly result from transactions and other events that involve no "earning process," and for recognizing gains, being earned is generally less significant than being realized or realizable.” Footnote 51 to paragraph 83.b. of FASB Concept Statement 5 also notes, “ ...All of the profit-directed activities of an enterprise that comprise the process by which revenue is earned may be called the earning process.” Please provide us with a more detailed explanation as to how you determined that the gains and (losses) on securities held for the deferred compensation plan are considered a revenue-earnings process, including the authoritative literature that supports your classification as revenue in the consolidated statements of income. Otherwise, please include this line item within non-operating income.

The Staff’s comment relates to the presentation of gains and losses on securities held for deferred compensation. Certain bonuses paid by the Company are subject to mandatory deferral. The bonuses vest over a three-year period. At the completion of each one-year vesting period, the vested bonuses are paid. Employees designate their deferred bonuses to be invested in any of the Company’s registered funds, and the Company purchases and holds such funds until the applicable bonuses vest. These funds are held as investments, and are marked to market periodically with the unrealized gains and losses being reported in operating income. The related deferred bonus liability is also affected by the change in the value of the funds. Gains and losses on the funds are reported in income, and the deferred bonus expense is reported in compensation expense over the service period. The Staff’s comment relates to the presentation of the gain/loss income under the caption Revenues.

FASB Concepts Statement 5, Recognition and Measurement in Financial Statements of Business Enterprises (“Statement 5”), recognizes two types of income:  revenues and gains/losses. The Highlights to Statement 5 state:

“Guidance for recognizing revenues and gains is based on their being:

Brigitte Lippmann and Pamela Long	8	August 27, 2009

“– Realized or realizable. Revenues and gains are generally not recognized as components of earnings until realized or realizable1 and

“– Earned. Revenues are not recognized until earned. Revenues are considered to have been earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues. For gains, being earned is generally less significant than being realized or realizable.”

Statement 5 does not address the issue of presentation. FASB Concepts Statement 6, Elements of Financial Statements (“Statement 6”), addresses presentation in paragraph 86, where it further distinguishes gains as to whether they are operating or non-operating:

“86. Gains and losses may also be described or classified as ‘operating’ or ‘non-operating,’ depending on their relation to an entity’s major ongoing or central operations. For example, losses on writing down inventory from cost to market are usually considered to be operating losses, while major casualty losses are usually considered non-operating losses.”

Thus there are three possibilities for categorizing income:  revenue, operating gains and losses, and non-operating gains and losses. The Company concurs with the Staff’s assessment that the gains and losses on securities held for deferred compensation are not revenue. The question, therefore, is whether they represent operating income or non-operating income.

Statement 6 discusses the distinction between operating and non-operating in more detail in paragraph 87:

“In contrast, gains and losses result from incidental or peripheral transactions of an enterprise with other entities and from other events and circumstances affecting it. Some gains and losses may be considered ‘operating’ gains and losses and may be closely related to revenues and expenses. Revenues and expenses are commonly displayed as gross inflows or outflows of net assets, while gains and losses are usually displayed as net inflows or outflows.”

The Company adopted SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities, in 2008 as it believed the fair value

1 Statement 5 predates SFAS 159 and therefore does not contemplate the inclusion of unrealized gains in income. However, that does not appear to have a material bearing on the presentation issue in question.

Brigitte Lippmann and Pamela Long	9	August 27, 2009

option provided better financial reporting for the two types of investment securities it held, those held to invest excess cash, and those held for deferred compensation. In considering presentation, the Company considered the character of each type:

•
The Company holds excess cash as securities. The excess cash represents undistributed earnings to the Company’s Parent. The Company reports the gains and losses on these securities as non-operating income, since the variability in these earnings comes not only from market yields, but also from the timing of distributions, which is determined by the Company’s Parent. Paragraph 87 of Statement 6 states of operating gains and losses that they are “…closely related to revenues and expenses.” Such is not the case for the gains and losses on these securities.

•
The Company also holds securities representing deferred compensation. The gains and losses on these securities will, over the service period of the deferred compensation, correlate with the related adjustments to compensation expense. The “closely related” criterion of Paragraph 87 of Statement 6 applies here, since the gains and losses on these securities are directly related to compensation expense. Accordingly, the Company reports these as operating income.

The Company’s current income statement caption for income is Revenues. As the Staff notes, this caption does not properly reflect the nature of all amounts included therein, since the gain/loss portion is not revenue. The Company has maintained gains and losses on securities held for deferred compensation in that group of items, and changed the caption to Revenues and other operating income.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 450-4111.

Very truly yours, /s/ Michael Kaplan
Michael Kaplan

cc:	Richard Pell
Catherine Clarkin
James Gerkis

As filed with the Securities and Exchange Commission on August 27, 2009
Registration No. 333-149178

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 6
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Artio Global Investors Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	6282	13-6174048
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
	330 Madison Ave. New York, NY 10017 (212) 297-3600
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

	RICHARD PELL Chief Executive Officer Artio Global Investors Inc. 330 Madison Ave. New York, NY 10017 (212) 297-3600
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
MICHAEL KAPLAN Davis Polk & Wardwell LLP 450 Lexington Ave. New York, NY 10017 (212) 450-4000	CATHERINE CLARKIN JAY CLAYTON Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 (212) 558-4000	JAMES GERKIS Proskauer Rose LLP 1585 Broadway New York, NY 10036 (212) 969-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐  __________
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐  __________
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐  __________
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated August 27, 2009.

15,000,000 Shares

Artio Global Investors Inc.

Class A Common Stock

This is an initial public offering of shares of Class A common stock of Artio Global Investors Inc. All of the shares of Class A common stock included in this offering are being sold by Artio Global Investors Inc.

Prior to this offering, there has been no public market for the Class A common stock. It is currently estimated that the initial public offering price per share will be between $20.56 and $       ~~.~~22.56. Artio Global Investors Inc. intends to list the Class A common stock on the New York Stock Exchange under the symbol “ART”.

The net proceeds of this offering will be used to repurchase an aggregate of 12.6 million shares of Class C common stock from our parent, Julius Baer Holding Ltd., 1.2 million shares of Class A common stock from Richard Pell, our Chief Executive Officer and Chief Investment Officer, and 1.2 million shares of Class A common stock from Rudolph-Riad Younes, our Head of International Equity. Following the application of the net proceeds of this offering and, after giving effect to the transactions described herein, Julius Baer Holding Ltd. will have approximately 47.3% of the voting power in Artio Global Investors Inc. through its ownership of the shares of our Class C common stock, and Richard Pell and Rudolph-Riad Younes, whom we collectively refer to as our Principals, will each have approximately 12.5% of the voting power through their respective ownership of the shares of our Class B common stock.  Investors that purchase shares of Class A common stock in this offering and directors and employees (other than our Principals) who will receive shares of restricted stock in connection with this offering will have approximately 27.6% of the voting power. Shares of the Class A common stock and Class B common stock each entitle the holder to one vote per share. Shares of Class C common stock entitle the holders to an aggregate vote equal to the greater of (1) the number of votes they would be entitled to on a one-vote per share basis and (2) 20% of the combined voting power of all classes of common stock. Julius Baer Holding Ltd. will enter into a shareholders agreement under which it will agree that, to the extent it has a vote as holder of the Class C common stock greater than that which it would be entitled to on a one-vote per share basis, it will on all matters vote such excess on the same basis and in the same proportion as the votes cast by the holders of our Class A and Class B common stock.

See “Risk Factors” on page 19 to read about factors you should consider before buying shares of the Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Artio Global Investors Inc	$	$

To the extent that the underwriters sell more than 15,000,000 shares of Class A common stock, the underwriters have the option to purchase up to an additional 2,250,000 shares from Artio Global Investors Inc. at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares of Class A common stock against payment in New York, New York on                                          , 2009.

Goldman, Sachs & Co.

Prospectus dated                                              , 2009.

Historical Returns of Largest Global and International Investment Strategies
(Returns Since Strategy Inception Through June 30, 2009)*

* Note: Historical returns presented above represent an aggregate of various performance composites and are not indicative of future returns, or of returns of other strategies. The above five strategies accounted for 97.9% of assets under management (“AuM”) at June 30, 2009. For additional details on investment performance and unabbreviated names of each strategy’s benchmarks, please see pages 108-119 of this prospectus. See also “Performance Information Used in this Prospectus”.

TABLE OF CONTENTS

PROSPECTUS
Page

Prospectus Summary	1	Relationships and Related Party Transactions	146
Risk Factors	19	Principal Stockholders	152
Cautionary Note Regarding Forward-Looking Statements	33	Description of Capital Stock	153
Our Structure and Reorganization	34	Shares Eligible for Future Sale	158
Use of Proceeds	41	Material U.S. Federal Tax Considerations for Non-U.S. Holders of our Class A Common Stock	160
Dividend Policy and Dividends	42	Underwriting	162
Capitalization	44	Validity of Class A Common Stock	166
Dilution	45	Experts	167
Unaudited Pro Forma Consolidated Financial Information	47	Where You Can Find More Information	168
Selected Historical Consolidated Financial Data	64	Index to Consolidated Financial Statements	F-1
Management’s Discussion and Analysis of Financial Condition and Results of Operations	67	Appendix A—Annualized Returns, Assets under Management and Fee Percentages of Investment Products	A-1
Business	107
Regulatory Environment and Compliance	128
Management	130

Through and including                                        , 2009 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Except where the context requires otherwise, in this prospectus:

●	“Artio Global Investors Inc.”, the “company”, “we”, “us” and “our” refer to Artio Global Investors Inc. and, unless the context otherwise requires, its direct and indirect subsidiaries;

●
“operating company” and “Artio Global Holdings” refer to Artio Global Holdings LLC and, unless the context otherwise requires, its subsidiary Artio Global Management LLC, or “Artio Global Management”, our “operating subsidiary”; and

●
“parent” and “Julius Baer Holding Ltd.” refer to Julius Baer Holding Ltd., a Zurich-based financial holding company whose shares are listed on the SIX Swiss Exchange, our parent company and sole stockholder prior to the consummation of this offering.  On May 20, 2009, Julius Baer Holding Ltd. announced its intention to separate its private banking and asset management businesses into two distinct independently-listed corporate groups. Following completion of the separation, Julius Baer Holding Ltd. will be renamed GAM Holding Ltd. and will hold any remaining shares of our Class C common stock then held by Julius Baer Holding Ltd. “Julius Baer Group Ltd.” will comprise Julius Baer Holding Ltd.’s former private banking business and will have shares listed on the SIX Swiss Exchange. Julius Baer Group Ltd. will not receive any shares of our common stock as a result of the separation.

Performance Information Used in This Prospectus

We manage investments through “proprietary funds” (which include Securities and Exchange Commission, or SEC, registered mutual funds such as our Artio International Equity Fund, and private offshore funds that are not SEC registered) and other types of accounts. Funds and other accounts that are managed by us with a broadly common investment objective are referred to as being part of the same “strategy”. We measure the results both of our individual funds and of our “composites”, which represent the aggregate performance of substantially all client accounts (including discretionary, fee-paying, non-taxable and taxable accounts, private offshore, institutional commingled and mutual funds) invested in the same general investment strategy. Our composites are reviewed annually for compliance with the Global Investment Performance Standards (“GIPS”), and include, for example, “Global Equity” and “High Yield”.

None of the information in this prospectus or the registration statement constitutes either an offer or a solicitation to buy or sell any fund securities, nor is any such information a recommendation for any fund security or investment service.

Results for any investment strategy described herein, and for different investment products within a strategy, are affected by numerous factors, including different material market or economic conditions; different advisory fees, brokerage commissions and other expenses; and the reinvestment of dividends or other earnings.  The returns for any strategy may be positive or negative, and past performance does not guarantee future results.

Throughout this prospectus, we present the annualized returns of our investment strategies on a “gross” and “net” basis, which represent annualized returns before and after payment of fees, respectively. In connection with this presentation, we have also disclosed the returns of certain market indices or “benchmarks” for the comparable period.  Indices that are used for these performance comparisons are unmanaged and have differing volatility, credit and other characteristics.  You should not assume that there is any material overlap between the securities included in the portfolios of our investment strategies during these periods and those that comprise any Merrill Lynch Index, any MSCI Index, any Russell Index, the Citigroup USD 3 Month EUR Deposit Index, the Barclays Capital U.S. Aggregate TR Value Index, or the S&P 500® Index referred to in this prospectus. It is not possible to invest directly in any of the indices described above. The returns of these indices, as presented in this prospectus, have not been reduced by fees and expenses associated with investing in securities, but do include the reinvestment of dividends.

Each Russell Index referred to in this prospectus is a registered trademark or trade name of The Frank Russell Company. The Frank Russell Company is the owner of all copyrights relating to these indices and is the source of the performance statistics of these indices that are referred to in this prospectus.

The MSCI EAFE® Index and the MSCI EAFE® and Canada Index, which we refer to as the MSCI EAFE® and Canada Index, are trademarks of MSCI Inc. The MSCI AC World ex USA IndexSM ND is a service mark of MSCI Inc. MSCI Inc. is the owner of all copyrights relating to these indices and is the source of the performance statistics of these indices that are referred to in this prospectus.

We refer to the Barclays Capital U.S. Aggregate TR Value Index as the Barclays Capital U.S. Aggregate Index. Barclays Capital is the source of the performance statistics of this index that are referred to in this prospectus.

The S&P 500® Index is a registered trademark of Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., which is the owner of all copyrights relating to this index and the source of the performance statistics of this index that are referred to in this prospectus.

In this prospectus we present Morningstar, Inc. (“Morningstar”) and Lipper Analytical Services, Inc. (“Lipper”) ratings for our SEC registered mutual funds. The Morningstar ratings refer to the ratings by Morningstar of the Class A and Class I shares of our SEC registered mutual funds and are based on a 5-star scale. The Lipper ratings refer to the ratings by Lipper of the Class I shares of our SEC registered mutual funds and are based on a percentile. Morningstar and Lipper provide independent, third-party ratings using their own defined methodologies.

Unless we tell you otherwise, all performance information that we present, including assets under management, relate to the operations that are part of our company as of the time of this offering. In previous years, our company conducted certain businesses that are no longer part of our continuing operations, which we refer to as “legacy” or “discontinued” businesses. For a description of these businesses, see “Management’s Discussion and Analysis of

ii

Financial Condition and Results of Operations”. In most cases, those businesses are considered discontinued operations in our financial statements. In order to make the information comparable, we present performance information exclusive of such legacy businesses, unless otherwise indicated.

Any discrepancies in any table included in this prospectus between totals and the sums of the amounts listed are due to rounding.

iii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our Class A common stock. You should read this entire prospectus carefully, including the “Risk Factors” section, our historical consolidated financial statements and the notes thereto, and unaudited pro forma financial information, each included elsewhere in this prospectus.

Our Business

We are an asset management company that provides investment management services to institutional and mutual fund clients. We are best known for our International Equity strategies, which represented 84% of our assets under management as of June 30, 2009. We also offer a broad range of other investment strategies, including High Grade Fixed Income, High Yield and Global Equity. As of June 30, 2009, all the composites of these strategies had outperformed their benchmarks since inception. In addition, since 2006, we have further expanded our investment offerings by launching a series of U.S. equity strategies. Our superior investment performance has enabled us to attract a diverse group of clients and to increase our assets under management from $7.5 billion as of December 31, 2003 to $51.2 billion as of July 31, 2009, representing a compound annual growth rate, or CAGR, of 41%. This has driven a similar growth in our total revenues and other operating income, from $106.3 million to $422.0 million for the years ended December 31, 2004 and 2008, respectively, representing a CAGR of 41%. Our revenues consist almost entirely of investment management fees which are based primarily on the fair value of our assets under management rather than investment performance-based fees. We believe that our record of investment excellence and range of investment strategies position us well for continued growth.

Our primary business objective is to consistently generate superior investment returns for our clients. We manage our investment portfolios based on a philosophy of style-agnostic investing across a broad range of opportunities, focusing on macro-economic factors and broad-based global investment themes. We also emphasize fundamental research and analysis in order to identify specific investment opportunities and capitalize on price inefficiencies. We believe that the depth and breadth of the intellectual capital and experience of our investment professionals, together with this investment philosophy and approach, have been the key drivers of the strong relative returns we have generated for clients over the past decade. As an organization, we concentrate our resources on meeting our clients’ investment objectives and we seek to outsource, whenever appropriate, support functions to industry leaders thereby allowing us to focus our business on the areas where we believe we can add the most value.

Our distribution efforts target institutions and organizations that demonstrate institutional buying behavior and longer-term investment horizons, such as pension fund consultants, broker dealers, registered investment advisors, or RIAs, mutual fund platforms and sub-advisory relationships, enabling us to achieve significant leverage from a relatively small sales force and client service infrastructure. As of June 30, 2009, we provided investment management services to a broad and diversified spectrum of approximately 1,200 institutional clients, including some of the world’s leading corporations, public and private pension funds, endowments and foundations and major financial institutions through our separate accounts, commingled funds and proprietary funds. We also managed assets for more than 758,000 retail mutual fund shareholders through SEC-registered Artio Global Investment Funds and other retail investors through 17 funds that we sub-advise for others.

In the mid-1990’s, our Principals assumed responsibility for managing our International Equity strategy. In the years that followed, our superior performance began to attract attention from third parties such as Morningstar, which awarded a 5-star rating to the Artio International Equity Fund in 1999. Consequently, we began to attract significant inflows. Since 1999, we have expanded to other strategies, added portfolio managers and increased our assets under management to $51.2 billion as of July 31, 2009. Revenues from our parent and its affiliates represented less than 1.5% of total revenues and other operating income for each of the years ended December 31, 2006, 2007 and 2008 and the six months ended June 30, 2008 and 2009.

As a holding company, we conduct all of our business activities through Artio Global Management LLC, a subsidiary of our direct subsidiary Artio Global Holdings LLC (an intermediate holding company). Net profits and net losses of Artio Global Holdings will be allocated, and distributions will be made, approximately 75% to us and approximately 12.5% to each of our Principals, after giving effect to the transactions described herein. See “Our Structure and Reorganization”.

Competitive Strengths

We believe our success as an investment management company is based on the following competitive strengths:

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Long-Term Track Record of Superior Investment Performance. We have a well-established track record of achieving superior investment returns across our key investment strategies relative to our competitors and the relevant benchmarks. Our longest-standing composite, the International Equity I composite, has outperformed its benchmark, the MSCI AC World ex USA IndexSM ND, by 8.1% on an annualized basis since its inception in 1995 through June 30, 2009 (calculated on a gross basis before payment of fees). As of June 30, 2009, each of our next four largest composites had also outperformed their benchmarks on a gross basis since inception. As of June 30, 2009, four of our five funds eligible for a Morningstar rating and representing over 99% of our assets were rated 4- or 5- stars by Morningstar and of those five funds, three were in the top quartile of Lipper rankings for performance since inception. Although our composites and mutual funds have achieved superior investment performance since inception, declines in global capital markets adversely affected and may continue to adversely affect returns on our investment strategies.  As a result, our assets under management have declined from $71.5 billion as of March 31, 2008 to $51.2 billion as of July 31, 2009.

●
Experienced Investment Professionals and Management Team. We have an investment-centric culture that has enabled us to maintain a consistent investment philosophy and to attract and retain world-class professionals. Our current team of lead portfolio managers averages approximately 20 years of industry experience among them and our team of senior managers (including marketing and sales directors and client service managers) averages approximately 24 years of industry experience.

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Leading Position in International Equity. We have a leading position in international equity investment management and our strategies have attracted a disproportionate share of net asset flows in both the institutional and mutual fund markets in recent years. As of December 31, 2008, we ranked as the 11th largest manager of international equity assets for U.S. institutional, tax-exempt clients and the 11th largest manager of international equity mutual funds in the United States, according to Pensions & Investments and Strategic Insight, respectively. We believe that we are well-positioned to take advantage of opportunities in this attractive asset class over the next several years. However, in the first six months of 2009, our International Equity strategies have generated returns that are well below their benchmarks, which, despite our strong long-term investment performance, could negatively impact our competitive position.

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Strong Track Records in Other Investment Strategies. In addition to our leading position in international equity, we enjoy strong long-term track records in several of our other key strategies. Our Total Return Bond Fund ranked in the 3rd quartile of its Lipper universe over the one-year period, in the 2nd quartile of its Lipper universe over the three-year period and in the 1st decile of its Lipper universe over the five-year period ended June 30, 2009 and since inception, as of June 30, 2009. Our Global High Income Fund ranked in the 1st quartile of its Lipper universe over the one-year period and in the top decile over the three and  five-year periods ended June 30, 2009 and since inception, as of June 30, 2009. Our Global Equity Fund ranked in the 3rd quartile of its Lipper universe over the one-year period, in the 1st quartile of its Lipper universe over the three-year period ended June 30, 2009 and in the 2nd quartile of its Lipper universe since inception, as of June 30, 2009.

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Strong Relationships with Institutional Clients. We focus our efforts on institutions and organizations that demonstrate institutional buying behavior and longer-term investment horizons. As of June 30, 2009, we provided investment management services to approximately 1,200 institutional clients invested in separate accounts, commingled funds or proprietary funds.  We have found that while institutional investors generally have a longer and more extensive due diligence process prior to investing, this results in clients who are more focused on our method of investing and our long-term results, and, as a result, our institutional relationships tend to be longer, with less year-to-year turnover, than is typical among retail clients.

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Effective and Diverse Distribution. Our assets under management are distributed through multiple channels. By utilizing our intermediated distribution sources and focusing on institutions and organizations that exhibit institutional buying behavior, we are able to achieve significant leverage from a relatively small sales force and client service infrastructure. We have developed strong relationships with most of the major pension and industry consulting firms, which have allowed us access to a broad range of institutional clients. As of June 30, 2009, no single consulting firm represented greater than approximately 5% of our assets under management and our largest individual client represented approximately 4% of our total assets under management. We access retail investors through our relationships with intermediaries such as RIAs and broker dealers as well as through mutual fund platforms and sub-advisory relationships. Although recent consolidation in the broker-dealer industry has reduced the number of broker-dealer platforms, we believe it will provide us with opportunities to reach additional retail investors through our existing relationships.

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Strong Organic Growth in Assets under Management and Sustained Net Client Inflows. In the period from December 31, 2003 through July 31, 2009, our assets under management grew from $7.5 billion to $51.2 billion, representing a CAGR of 41%. Until mid-2008, our assets under management growth was the result of a combination of general market appreciation, our record of outperforming the relevant benchmarks and an increase in net client cash inflows, which we define as the amount by which client additions to new and existing accounts exceed withdrawals from client accounts.  However, since mid-2008, market depreciation has had a significant negative impact on our assets under management.  During the period between December 31, 2003 and June 30, 2009, net client inflows represented 107% of our overall growth, including $1.9 billion of net client cash inflows during the year ended December 31, 2008 and $1.0 billion of net client cash inflows during the six months ended June 30, 2009.  The negative markets in 2008 and early 2009 reinforce the importance of sustained net client inflows in supporting our long-term growth in assets under management.

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Focused Business Model. Our business model is designed to focus the vast majority of our resources on meeting our clients’ investment objectives. Accordingly, we take internal ownership of the aspects of our operations that directly influence the investment process, our client relationships and risk management, while seeking to outsource, whenever appropriate, support functions, including middle- and back-office activities, to industry leaders whose services we closely monitor. This allows us to focus our efforts where we believe we can add the most value. We believe this approach has resulted in an efficient and streamlined operating model, which has generated strong operating margins, limited fixed expenses and an ability to maintain profitability during difficult periods.

Strategy

We seek to achieve consistent and superior long-term investment performance for our clients. Our strategy for continued success and future growth is guided by the following principles:

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Continue to Capitalize on our Strong Position in International Equity. We expect to continue to grow our International Equity assets under management. Our International Equity II strategy, launched in March 2005 as a successor strategy to our International Equity I strategy (which is currently closed to new investors), has produced attractive investment returns relative to industry benchmarks since inception and has grown to $20.4 billion in assets under management in four years (as of June 30, 2009). We believe we have the capacity to handle substantial additional assets within our International Equity II strategy. In addition to continuing to grow our International Equity strategies, we plan to continue to leverage our experience in International Equity to grow our Global Equity strategy in order to capitalize on increasing flows into this strategy from investors in the United States.

●
Grow our other Investment Strategies. Historically, we concentrated our distribution efforts primarily on our International Equity strategies. In recent years, we have focused on expanding and growing our other strategies, including our High Grade Fixed Income and High Yield strategies which have experienced significant growth in assets under management as a result. We expect our U.S. Equity strategies to provide additional growth now that they have achieved their three-year performance track records, which are an important pre-requisite to investing for many institutional investors. In July 2009, Morningstar awarded the following ratings for Class I shares: 5-star rating for Artio US Smallcap Fund, 3-star rating for Artio US

Multicap Fund, 3-star rating for Artio US Midcap Fund and 2-star rating for Artio US Microcap Fund. We also intend to continue to initiate new product offerings in additional asset classes where we believe our investment professionals have the potential to produce attractive risk-adjusted returns.

●
Further Extend our Distribution Capabilities. We continue to focus on expanding our distribution capabilities into those markets and client segments where we see demand for our product offerings and which we believe are consistent with our philosophy of focusing on distributors who display institutional buying behavior through their selection process and due diligence. We have selectively strengthened our international distribution by expanding into Canada and expect to further develop our international distribution over time.

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Maintain a Disciplined Approach to Growth. We are an investment-centric firm that focuses on the delivery of superior long-term investment returns for our clients through the application of our established investment processes and risk management discipline. While we have generated significant growth in our assets under management over the past several years and have continued to develop a broader range of investment offerings, we are focused on long-term success and we will only pursue expansion opportunities that are consistent with our operating philosophy.

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Continue to Focus on Risk Management. We manage risk at multiple levels throughout the organization, including directly by the portfolio manager, at the Chief Investment Officer level, under the Enterprise Risk Management Committee, among a dedicated risk management group and through our legal and compliance team. Our approach to managing portfolio-level risk is not designed to avoid taking risks, but to seek to ensure that the risks we choose to take are rewarded with an appropriate premium opportunity for those risks. This approach to managing portfolio-level risk has contributed significantly to our strong relative investment performance and will continue to be an integral component of our investment processes.

Risk Factors

An investment in our Class A common stock involves substantial risks and uncertainties. These risks and uncertainties include, among others, those listed below:

●
The loss of either of our Principals or other key investment professionals or members of our senior management team could have a material adverse effect on our business. Our ability to attract and retain qualified investment professionals is critical to our success.

●
If our investment strategies perform poorly for any reason, including due to a declining stock market, general economic downturn or otherwise, clients could withdraw their funds and we could suffer a decline in assets under management, which would reduce our earnings.

●	The recent deterioration in global economic and market conditions has adversely affected and may continue to adversely affect our business.

●	The historical returns of our existing investment strategies may not be indicative of their future results or of the results of investment strategies we are in the process of developing.

●
Most of our investment strategies consist of investments in the securities of issuers located outside of the United States, which involve foreign currency exchange, tax, political, social and economic uncertainties and risks.

●	We derive a substantial portion of our revenues from a limited number of our products.

The foregoing is not a comprehensive list of the risks and uncertainties we face. Investors should carefully consider all of the information in this prospectus, including information under “Risk Factors”, prior to making an investment in our Class A common stock.

The diagram below depicts our organizational structure immediately after the consummation of this offering and related transactions.

Note: Percentages in this table reflect the approximately 2.2 million shares of restricted stock that generally vest over a five-year period expected to be awarded to our directors and employees (other than our Principals) in connection with this offering.

As a holding company, we conduct all of our business activities through Artio Global Management LLC, a subsidiary of our direct subsidiary Artio Global Holdings LLC, an intermediate holding company. Net profits and net losses of Artio Global Holdings will be allocated, and distributions will be made, approximately 75% to us and approximately 12.5% to each of our Principals, after giving effect to the transactions described herein.

Reorganization Transactions

In connection with this offering, we will enter into a series of transactions to reorganize our capital structure and effectuate a separation from our parent company. We refer throughout this prospectus to the transactions described below as the “reorganization” or the “reorganization transactions”.

Revisions to our Organization. Prior to this offering, each of our Principals has a 15% profits interest in Artio Global Management LLC, our operating subsidiary, but this interest is subject to vesting and includes certain put and call rights. Prior to this offering, we contributed our interests in Artio Global Management LLC to Artio Global Holdings LLC. Immediately prior to this offering, our Principals will each contribute their interests in Artio Global Management LLC to Artio Global Holdings LLC and we will amend and restate Artio Global Holdings’ operating agreement to, among other things, modify its capital structure by creating a single new class of units called “New Class A Units”, approximately 70% of which will be issued to us and approximately 15% of which will be issued to each of our Principals, in each case, upon receipt of those contributions, before giving effect to the transactions described herein. The New Class A Units issued to our Principals will be fully vested and will not be subject to any put and call rights. Following such steps, Artio Global Management will be 100% owned by Artio Global Holdings, and our Principals’ interests in Artio Global Management will instead be indirect through their ownership of interests in Artio Global Holdings. Upon completion of this offering, there will be approximately 62,155,481 New Class A Units issued and outstanding, including 2,155,481 restricted New Class A Units, corresponding to the shares of restricted Class A common stock to be awarded to our directors and employees (other than our Principals) in connection with this offering.

Revisions to our Capitalization Structure. Julius Baer Holding Ltd., our parent company and existing stockholder, owns all of our outstanding capital stock, consisting of ~~a single class~~42,000,000 shares of Class C common stock. Immediately prior to this offering, we will amend and restate our certificate of incorporation to authorize three classes of common stock, Class A common stock, Class B common stock and Class C common stock.

Class A Shares. Shares of our Class A common stock will be issued to the public in this offering. Class A common stock will entitle holders to one vote per share and economic rights (including rights to dividends and distributions upon liquidation).

Class B Shares. Immediately prior to this offering, all of our authorized shares of Class B common stock will be issued to the Principals, in an amount equal to the number of New Class A Units to be issued simultaneously to the Principals. Class B common stock will entitle holders to one vote per share but will have no economic rights (including no rights to dividends and distributions upon liquidation).

Class C Shares. ~~Shares~~Our parent owns all of our ~~common stock outstanding prior to this offering will be converted into~~                       outstanding common stock, consisting of  42,000,000 shares of Class C common stock, equal to the number of  New Class A Units to be issued to Artio Global Investors Inc. immediately prior to the closing of this offering. Each share of Class C common stock has economic rights (including rights to dividends and distributions upon liquidation) equal to the economic rights of each share of the Class A common stock. In order to allow Julius Baer Holding Ltd., when selling the remainder of its holdings, to avail itself of certain Swiss tax exemptions that require it to have voting rights equal to 20% of the combined voting power of the common stock, the outstanding shares of Class C common stock will have an aggregate vote equal to the greater of (1) the number of votes they would be entitled to on a one-vote per share basis and (2) 20% of the combined voting power of all classes of common stock. Prior to this offering, Julius Baer Holding Ltd. will enter into a shareholders agreement under which it will agree that, to the extent it has voting power as holder of the Class C common stock in excess of that which it would be entitled to on a one-vote per share basis, it will on all matters vote the shares representing such excess on the same basis and in the same proportion as the votes cast by the holders of our Class A and Class B common stock.

If Julius Baer Holding Ltd. transfers any shares of Class C common stock to anyone other than any of its subsidiaries or us, such shares will automatically convert into shares of Class A common stock. In addition, on the second anniversary of the completion of this offering, any outstanding shares of Class C common stock will automatically convert into Class A common stock.

Following this offering, we will own a number of New Class A Units equal to the aggregate number of shares of our Class A and Class C common stock then outstanding.

Incurrence of New Debt and Related Distributions. In connection with this offering, Artio Global Holdings intends to establish a $60.0 million term debt facility which, together with available cash, will fund a distribution to us that we will use to fund a distribution to our parent, and will also be utilized to provide working capital for our business and, potentially, seed capital for future investment products. In addition, Artio Global Holdings will enter into a $50.0 million revolving credit facility to be used primarily for working capital needs. The distribution to our parent will be calculated as $40.1 million plus total stockholder’s equity as of the date of this offering and is estimated to be $201.3 million on a pro forma basis ($161.2 million of which will be declared prior to this offering and paid shortly after the completion of this offering and $40.1 million of which will be declared prior to this offering but will be payable within one year of the completion of this offering).

New Agreements with the Principals.  In connection with the closing of this offering, we will enter into an exchange agreement with the Principals that will grant each Principal and certain permitted transferees the right to exchange his New Class A Units, which represent ownership rights in Artio Global Holdings, for shares of our Class A common stock on a one-for-one basis, subject to certain restrictions. The exchange agreement will permit each Principal to exchange a number of New Class A Units for shares of Class A common stock that we will repurchase in connection with this offering as described under “Use of Proceeds”.  Each Principal will also be permitted to exchange up to all of the New Class A Units that he owns at the time of this offering at any time following the expiration of the underwriters’ lock-up, 180 days after the date of this prospectus, subject to extension as described under “Underwriting”.  Any exchange of New Class A Units will generally be a taxable event for the exchanging Principal.  As a result, each Principal will be permitted to sell shares of Class A common stock in connection with any exchange in an amount necessary to generate proceeds (after deducting discounts and commissions) sufficient to cover the taxes payable on such exchange.  In addition, each Principal will be permitted to sell up to 20% of the remaining shares of Class A common stock that he owns (calculated assuming all New Class A Units have been exchanged by him) on or after the first anniversary of the pricing of this offering and an additional 20% of such remaining shares of Class A common stock on or after each of the next four anniversaries.  As a result, each Principal will, over time, have the ability to convert his illiquid ownership interests in Artio Global Holdings into Class A common stock that can more readily be sold in the public markets. The exchange agreement will also include certain non-compete restrictions applicable to each of the Principals. See “Relationships and Related Party Transactions — Exchange Agreement”.

The exchange of units for stock by the Principals is expected to generate tax savings for us. We will enter into an agreement with the Principals that will provide for the payment by us to each of the Principals of 85% of the amount of reduction in tax payments created by each Principal’s exchanges, if any, in U.S. federal, state and local income tax that we realize as a result of the exchanges referred to above by each such Principal. See “Relationships and Related Party Transactions — Tax Receivable Agreement”.

New Compensation Arrangements with our Senior Management. Prior to this offering we have not had employment contracts with our senior management, other than our Principals, or granted equity-based incentive compensation to our employees. We expect to enter into new employment agreements with our Principals and certain other senior members of management that will become effective on completion of this offering. We also expect to grant 2,155,481 shares of restricted stock to directors and employees (other than our Principals) in connection with this offering.

New Arrangements with our Parent. Prior to this offering, we obtained from our parent certain services and paid it license fees. Following this offering, we will no longer be required to pay license fees to our parent. We will enter into a transition services agreement pursuant to which our parent will continue to provide us, and we will continue to provide our parent, with a limited number of services for a transitional period of up to one year following this offering. See “Relationships and Related Party Transactions—Transition Services Agreement”.

New Agreement with our Parent and the Principals. In connection with this offering, we will enter into a registration rights agreement with the Principals and our parent to provide customary registration rights, including demand registration rights and piggyback registration rights. See “Relationships and Related Party Transactions—Registration Rights Agreement”.

Distributions and Expenses Associated with our Existing Owners

Certain elements of the reorganization transactions described above will cause distributions and other payments to be made to our existing owners or will require us to record expenses related to such owners. The following is a summary of such items as described in this prospectus:

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Artio Global Holdings intends to declare a distribution prior to this offering to us that we will use to fund a distribution to our parent.  The distribution will be calculated as $40.1 million plus total stockholder’s equity as of the date of this offering and is estimated to be $201.3 million on a pro forma basis ($161.2 million of which will be declared prior to this offering and paid shortly after the completion of this offering and $40.1 million of which will be declared prior to this offering but will be payable within one year of the completion of this offering).

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Based on an assumed offering price of $21.56 per share (the midpoint of the price range set forth on the cover of this prospectus), we will use $252.7 million to repurchase 12.6 million shares of Class C common stock from Julius Baer Holding Ltd. in order to enable Julius Baer Holding Ltd. to monetize and reduce its shareholding in us, and we will use $24.1 million of the net proceeds of this offering to repurchase 1.2 million shares of Class A common stock from Richard Pell, and $24.1 million of the net proceeds of this offering to repurchase 1.2 million shares of Class A common stock from Rudolph-Riad Younes, which shares they will receive upon conversion of an equivalent amount of New Class A Units immediately prior to this offering.

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As a result of this offering, the unvested component of each Principal’s Class B profits interest will completely vest. We will record compensation charges of $164.6 million relating to this acceleration and $88.2 million relating to the tax receivable agreement we will enter into with our Principals, or  ~~$~~        $252.8 million in total.

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In contemplation of this offering, we accelerated the vesting of the unvested portion of a deferred compensation plan for our Principals in December 2008 and made payments of $7.0 million to each of our Principals.

●
Historically our operating subsidiary has made distributions to the Principals relating to their profits interests. From January 1, 2008 to July 31, 2009, our operating subsidiary has made distributions of $363.9 million in the aggregate, $222.0 million of which were to us (and which in turn financed $131.0 million of dividends to Julius Baer Holding Ltd.) and $141.9 million of which were, in the aggregate, to our Principals.

●
In connection with this offering, each of our Principals will exchange his Class B profits interests in Artio Global Management for New Class A Units in Artio Global Holdings.  Upon such exchange, we will no longer have an obligation to repurchase the Class B profits interests of each Principal and each Principal will no longer have the ability to put his interests to us. In connection with this offering, we will pay out to our Principals the unpaid balance of their aggregate allocation of profits interests, as of immediately prior to this offering. This amount was $11.4 million as of June 30, 2009.

Distributions

Distributions	Julius Baer Holding Ltd.	Richard Pell	Rudolph-Riad Younes	Total
Estimated distribution to be made following this offering (1)	$201,311,000	$5,779,695	$5,580,895	$212,671,590
Total net proceeds used to repurchase shares of Class C common stock	252,690,000	—	—	252,690,000
Total net proceeds used to repurchase shares of Class A common stock	—	24,065,000	24,065,000	48,130,000

Distributions	Julius Baer Holding Ltd.	Richard Pell		Rudolph-Riad Younes		Total
Payment (December 2008) relating to vesting of Principals’ deferred compensation plan	—	7,008,750		7,008,750		14,017,500
Distributions related to profits interests during 2008	—	48,438,329	(2)	49,297,328	(2)	97,735,657
Distributions related to profits interests during 2009 (to July 31)	—	22,671,959	(2)	21,540,759	(2)	44,212,718
Dividends during 2008 and 2009 (to July 31)	131,000,000	—		—		131,000,000

(1)
Actual distribution to Julius Baer Holding will be $40.1 million plus total stockholder’s equity as of the date of this offering; actual distribution to Mr. Pell and Mr. Younes represents the unpaid portion of the profits interests relating to 2009 which will be based on our pre-tax profits from January 1, 2009 to the completion of this offering.

(2)	Each Principal is entitled to receive distributions relating to his 15% share of the profits of Artio Global Management, as defined in the operating agreement.

Future Distributions

Following this offering, we intend to make (or cause our operating company to make) the following distributions:

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Pursuant to the tax receivable agreement we will enter into with the Principals in connection with this offering, we will pay each of them 85% of the amount of the reduction in tax payments that we would otherwise be required to pay, if any, in U.S. federal, state and local income tax that we actually realize as a result of each Principal’s exchanges of New Class A Units for shares of our Class A common stock. Assuming no material changes in the relevant tax law and that we can earn sufficient taxable income to realize the full tax benefits generated by such exchanges, such payments would total $233.9 million over the 15-year period from the assumed year of exchange based on an assumed price of $21.56 per share of our Class A common stock (the midpoint of the price range set forth on the cover of this prospectus) at the time of the exchange of all of Principals’ New Class A Units. The amount and timing of these payments will vary depending on a number of factors, including the timing of exchanges, the price of our Class A common stock at the time of the exchange, the extent to which such exchanges are taxable, the amount and timing of our income and the tax rates then applicable, and could differ materially from this hypothetical payment amount.

●
Artio Global Holdings will make distributions on a quarterly basis to us and the Principals, on a pro rata basis based on ownership interests, in amounts sufficient to pay taxes payable on earnings, calculated using an assumed tax rate.

●
Beginning in 2010, we intend to pay quarterly dividends on shares of our Class A common stock and Class C common stock, which we expect to fund from our portion of distributions made by our operating company to us and the Principals on a pro rata basis based on ownership interests. The first quarterly dividend payment, which will be paid in the first quarter, is expected to be $0.06 per share and we expect to fund it by an aggregate distribution by our operating company of $3.7 million, approximately 75% of which will be distributed to us and approximately 12.5% of which will be distributed to each of Messrs. Pell and Younes, after giving effect to the transactions described herein. See “Dividend Policy and Dividends”. The declaration and payment of all future dividends, if any, will be at the sole discretion of our board of directors and may be discontinued at any time. In determining the amount of any future dividends, our board of directors will take into account any legal or contractual limitations, our actual and anticipated future earnings, cash flow, debt service and capital requirements and the amount of distributions to us from our operating company.

Our Parent

Our parent and sole stockholder prior to the consummation of this offering is Julius Baer Holding Ltd., a Zurich-based financial holding company whose shares are listed on the SIX Swiss Exchange. On May 20, 2009, our parent announced its intention to separate its private banking and asset management businesses into two distinct independently-listed corporate groups. Following completion of the separation, Julius Baer Holding Ltd. will be renamed GAM Holding Ltd. and will hold any remaining shares of our Class C common stock then held by Julius Baer Holding Ltd. Julius Baer Group Ltd. will comprise Julius Baer Holding Ltd.’s former private banking business. Julius Baer Group Ltd. will not receive any shares of our common stock as a result of the separation.

Our parent will distribute to Julius Baer Group Ltd. $300 million of any distributions that it receives from us within 12 months of the completion of the separation (including any net proceeds from this offering or any future offering that will be used to repurchase shares of Class C common stock from our parent which will be retired).

We do not expect the separation of our parent’s private banking and asset management businesses to have a material impact on us.

Our Corporate Information

Our headquarters are located at 330 Madison Ave, New York, NY 10017. Our telephone number at this address is (212) 297-3600 and our website address is www.artioglobal.com. Information contained on our website is not part of this prospectus. The company was incorporated on November 21, 1962 in Delaware.

THE OFFERING

Class A common stock we are offering	15,000,000 shares of Class A common stock.

Class A common stock to be outstanding immediately after this offering and the application of the net proceeds as described under “—Use of Proceeds”
17,155,481 shares of Class A common stock. If all holders of New Class A Units (other than us) immediately after this offering and the reorganization elected to exchange them for shares of our Class A common stock and all shares of Class C common stock were converted into shares of Class A common stock, 62,155,481 shares of Class A common stock would be outstanding immediately after this offering.

Class B common stock to be outstanding immediately after this offering and the application of the net proceeds as described under “—Use of Proceeds”
15,600,000 shares of Class B common stock. Shares of our Class B common stock have voting but no economic rights (including no rights to dividends and distributions upon liquidation) and will be issued in an amount equal to the number of New Class A Units issued in the reorganization to the Principals. When a New Class A Unit is exchanged by a Principal for a share of Class A common stock, the corresponding share of Class B common stock will be cancelled. See “Relationships and Related Party Transactions—Exchange Agreement”.

Class C common stock to be outstanding immediately after this offering and the application of the net proceeds as described under “—Use of Proceeds”
29,400,000 shares of Class C common stock. Shares of Class C common stock will have economic rights (including rights to dividends and distributions upon liquidation) equal to the economic rights of the Class A common stock. If Julius Baer Holding Ltd. transfers any shares of Class C common stock to anyone other than any of its subsidiaries or us, such shares will automatically convert into an equal number of shares of Class A common stock. In addition, on the second anniversary of this offering, any outstanding shares of Class C common stock will automatically convert into Class A common stock on a one-for-one basis.

Voting rights
One vote per share of Class A common stock and Class B common stock. Shares of Class C common stock will have an aggregate vote equal to the greater of (1) the number of votes they would be entitled to on a one-vote per share basis and (2) 20% of the combined voting power of all classes of common stock. Julius Baer Holding Ltd. will enter into a shareholders agreement under which it will agree that, to the extent it has voting power as holder of the Class C common stock in excess of that which it would be entitled to on a one-vote per share basis, it will on all matters vote the shares representing such excess on the same basis and in the same proportion as the votes cast by the holders of our Class A and Class B common stock. Under this shareholders agreement, as long as Julius Baer Holding Ltd. owns shares of our Class C common stock constituting at least 10% of our outstanding common stock, it will be entitled to appoint a member to our board of directors.

Use of proceeds
We estimate that the net proceeds from the sale of shares of our Class A common stock by us in this offering will be approximately $300.8 million, or approximately $345.9 million if the underwriters exercise their option to purchase additional shares of Class A common stock in full, based on an assumed initial public offering price of $21.56 per share (the midpoint of the price range set forth on the cover of this prospectus), in each case after deducting assumed underwriting discounts payable by us.

We intend to use the net proceeds from this offering to repurchase and retire an aggregate of 12.6 million shares of Class C common stock (14.9 million shares of Class C common stock if the underwriters exercise in full their option to purchase additional shares) from our parent and to repurchase 1.2 million shares of Class A common stock from Richard Pell and 1.2 million shares of Class A common stock from Rudolph-Riad Younes. We will not retain any of the net proceeds.

Dividend policy
Following this offering, we intend to pay quarterly cash dividends. We expect that our first dividend will be paid in the first quarter of 2010 (in respect of the fourth quarter of 2009) and will be $0.06 per share of our Class A common stock and Class C common stock.

The declaration and payment of all future dividends, if any, will be at the sole discretion of our board of directors and may be discontinued at any time. In determining the amount of any future dividends, our board of directors will take into account any legal or contractual limitations, our actual and anticipated future earnings, cash flow, debt service and capital requirements and the amount of distributions to us from our operating company. See “Dividend Policy and Dividends”.

As a holding company, we will have no material assets other than our ownership of New Class A Units of Artio Global Holdings and, accordingly, will depend on distributions from it to fund any dividends we may pay. We intend to cause it to make distributions to us with available cash generated from its subsidiaries’ operations in an amount sufficient to cover dividends, if any, declared by us. If Artio Global Holdings makes such distributions, the other holders of New Class A Units will be entitled to receive equivalent distributions on a pro rata basis.

Risk Factors	The “Risk Factors” section included in this prospectus contains a discussion of factors that you should carefully consider before deciding to invest in shares of our Class A common stock.

New York Stock Exchange symbol	“ART”

The number of shares of Class A common stock outstanding immediately after this offering excludes:

●
15,600,000 shares of Class A common stock reserved for issuance upon the exchange of the New Class A Units held by the Principals, 2,400,000 shares of Class A common stock repurchased from our Principals in connection with this offering and held as treasury stock and 29,400,000 shares of Class A common stock reserved for issuance upon the conversion of the Class C common stock held by our parent, in each case that will be outstanding immediately after this offering; and

●	7,544,519 shares of Class A common stock reserved for issuance under the Artio Global Investors Inc. 2009 Stock Incentive Plan.

Unless otherwise indicated in this prospectus, all information in this prospectus (other than historical financial information) (i) assumes that 15,000,000 shares of our Class A common stock will be sold at $21.56 per share (the midpoint of the price range set forth on the cover of this prospectus) and no exercise by the underwriters of their option to purchase additional shares of Class A common stock ~~and (ii~~, (ii) gives effect to the filing of an amendment to our certificate of incorporation effecting a 10,500:1 stock split of our common stock into 42 million shares of Class C common stock that was effected as of          , 2009 and (iii) reflects the inclusion of 2,155,481 shares of restricted stock that generally vest over a five-year period, expected to be awarded to our directors and employees (other than our Principals) in connection with this offering.

SUMMARY SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

The following tables set forth the summary historical and pro forma consolidated financial and other data for Artio Global Investors Inc. and subsidiaries as of the dates and for the periods indicated. In accordance with Securities and Exchange Commission’s Staff Accounting Bulletin Topic 4:C, the summary of selected consolidated statement of income data for the years ended December 31, 2006, 2007 and 2008, and the six months ended June 30, 2008 and 2009, and the selected consolidated statement of financial position data as of December 31, 2007 and 2008, and June 30, 2009 give retroactive effect to a 10,500:1 stock split that was effected as of          , 2009. The summary of selected consolidated statement of income data for the years ended December 31, 2006, 2007 and 2008 and the selected consolidated statement of financial position data as of December 31, 2007 and 2008 have been derived from our audited consolidated financial statements, included elsewhere in the prospectus. The selected consolidated statement of income data for the six months ended June 30, 2008 and 2009 and the consolidated statement of financial position data as of June 30, 2009 have been derived from our unaudited consolidated financial statements. These unaudited consolidated financial statements have been prepared on substantially the same basis as our audited consolidated financial statements and include all adjustments that we consider necessary for a fair presentation of our consolidated results of operations and financial condition for the periods presented therein. Our results for the six months ended June 30, 2008 and 2009 are not necessarily indicative of our results for a full fiscal year.

The unaudited pro forma consolidated financial data gives effect to all of the transactions described under “Unaudited Pro Forma Consolidated Financial Information”, including the incurrence of debt by Artio Global Holdings in connection with this offering, the reorganization transactions and this offering.

You should read the summary selected historical and pro forma consolidated financial and other data in conjunction with “Our Structure and Reorganization”, “Unaudited Pro Forma Consolidated Financial Information”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, the historical consolidated financial statements and related notes and the unaudited pro forma financial statements and related notes included elsewhere in this prospectus.

	Historical										Pro Forma
	Year Ended December 31,						Six Months Ended June 30,				Year Ended December 31,	Six Months Ended June 30,
	2006		2007		2008		2008		2009		2008	2009
	(in thousands, except per share data)
Statement of Income Data:
Revenues and other operating income
Investment management fees		$300,432		$445,558		$425,003		$243,507		$132,576	$425,003	$132,576
Net (losses) on securities held for deferred compensation		—		—		(2,856)		(601)		712	(2,856)	712
Foreign currency gains (losses).		—		186		(101)		(21)		32	(101)	32
Total revenues and other operating income		300,432		445,744		422,046		242,885		133,320	422,046	133,320
Expenses
Employee compensation and benefits
Salaries, incentive compensation and benefits		69,677		92,277		92,487		52,854		34,917	99,890	43,058
Allocation of Class B profits interests		53,410		83,512		76,074		43,991		21,472	—	—
Change in redemption value of Class B profits interests.		46,932		76,844		54,558		36,433		35,538	—	—
Total employee compensation and benefits		170,019		252,633		223,119		133,278		91,927	99,890	43,058
Interest expense		—		—		—		—		—	3,250	1,625
Shareholder servicing and marketing		20,134		25,356		23,369		12,725		7,208	23,369	7,208
General and administrative		31,510		50,002		62,833		34,665		17,578	47,972	15,164
Total expenses		221,663		327,991		309,321		180,668		116,713	174,481	67,055
Operating income before income tax expense		78,769		117,753		112,725		62,217		16,607	247,565	66,265
Non-operating income (loss)		3,288		7,034		3,181		1,397		(333)	100	(333)
Income from continuing operations before income tax expense		82,057		124,787		115,906		63,614		16,274	247,665	65,932
Income tax expense		38,514		58,417		54,755		31,992		7,874	80,040	21,360
Income from continuing operations		43,543		66,370		61,151		31,622		8,400	167,625	44,572
Income from discontinued operations, net of taxes		1,231		1,616		—		—		—	—	—
Net income (2)		44,774		67,986		61,151		31,622		8,400	167,625	44,572
Less: Net income attributable to non-controlling interests		—		—		—		—		—	62,208	16,445
Net income attributable to Artio Global Investors (2)		$44,774		$67,986		$61,151		$31,622		$8,400	$105,417	$28,127
Basic ~~and diluted~~ net income per share attributable to Artio Global Investors ~~Common Stockholders~~Class A (pro forma only) and Class C common stockholders: Income per share from continuing operations before discontinued operations (1)	$	~~10,886~~1.04	$	~~16,592~~1.58	$	~~15,288~~1.46	$	~~7,906~~0.75	$	~~2,100~~0.20	$2.37	$0.63

	Historical										Pro Forma
	Year Ended December 31,						Six Months Ended June 30,				Year Ended December 31,	Six Months Ended June 30,
	2006		2007		2008		2008		2009		2008	2009
	(in thousands, except per share data)
~~Basic and diluted net income~~Income (loss) per share from discontinued operations, net of taxes (1)		~~307~~0.03		~~404~~0.04		—		—		—	—	—
Net income per share (1)		$1.07		$1.62		$1.46		$0.75		$0.20	$2.37	$0.63
~~Basic and diluted~~Diluted net income per share attributable to Artio Global Investors ~~Common Stockholders~~Class A (pro forma only) and Class C common stockholders: Income per share before discontinued operations (1)	$	~~11,193~~1.04	$	~~16,996~~1.58	$	~~15,288~~1.46	$	~~7,906~~0.75	$	~~2,100~~0.20	$2.32	$0.61
Income per share from discontinued operations, net of taxes (1)		0.03		0.04		—		—		—	—	—
Net income per share (1)		$1.07		$1.62		$1.46		$0.75		$0.20	$2.32	$0.61
Dividends declared per basic share (1)		$—	$	~~15,025~~1.43	$	~~29,250~~2.79	$	~~20,500~~1.95	$	~~3,500~~0.33	$2.63	$0.31
Weighted average Class A (pro forma only) and Class C common shares used in basic net income per share (1)		42,000		42,000		42,000		42,000		42,000	44,449	44,871
Weighted average Class A (pro forma only) and Class C common shares used in ~~basic and~~ diluted net income per share (1)		~~4,000~~42,000		~~4,000~~42,000		~~4,000~~42,000		~~4,000~~42,000		~~4,000~~42,000	60,260	60,576

(1)	Historical data as recast to give retroactive effect to a 10,500:1 stock split that was effected as of , 2009.

(2)	Pro forma results are before non-recurring charges directly attributable to the transaction.

			As of June 30, 2009
	As of December 31, 2007	As of December 31, 2008	Historical	Pro Forma
	(in thousands)
Statement of Financial Position Data:
Cash and cash equivalents	$133,447	$86,563	$111,324	$17,852
Total assets	355,355	319,476	306,145	124,480
Accrued compensation and benefits	245,245	268,925	264,253	15,464
Long-term debt	—	—	—	60,000
Total liabilities	266,261	286,231	278,500	159,365
Total Artio Global Investors stockholder’s equity (deficit)	$89,094	$33,245	$27,645	$(24,540)
Non-controlling interests	—	—	—	(10,345)
Total equity (deficit)	$89,094	$33,245	$27,645	$(34,885)

	Year Ended December 31,			Six Months Ended June 30,
	2006	2007	2008	2008	2009
	(in millions)
Selected Unaudited Operating Data (excluding legacy activities):
Assets under management (1)	$53,486	$75,362	$45,200	$72,604	$46,826
Net client cash flows (2)	7,582	12,150	1,930	4,991	973
Market appreciation (depreciation) (3)	11,054	9,726	(32,092)	(7,749)	653

(1)	Reflects the amount of money our clients have invested in our strategies as of the period-end date.

(2)	Reflects the amount of money our clients have invested in our strategies during the period, net of outflows and excluding appreciation (depreciation) due to changes in market value.

(3)	Represents the appreciation (depreciation) of the value of assets under our management during the period due to market performance and fluctuations in exchange rates.

OUR STRUCTURE AND REORGANIZATION

The diagram below depicts our organizational structure immediately after the consummation of this offering and related transactions.

Note: Percentages in this table reflect the approximately 2.2 million shares of restricted stock that generally vest over a five-year period expected to be awarded to our directors and employees (other than our Principals) in connection with this offering.

Artio Global Holdings LLC

As a holding company, we conduct all of our business activities through our direct subsidiary Artio Global Holdings LLC, an intermediate holding company, which holds our ownership interest in Artio Global Management LLC, our operating subsidiary.

Prior to this offering, we contributed our interests in Artio Global Management LLC to Artio Global Holdings LLC. Immediately prior to this offering, our Principals will each contribute their interests in Artio Global Management LLC to Artio Global Holdings LLC and we will amend and restate Artio Global Holdings’ operating agreement to, among other things, modify its capital structure by creating a single new class of units called “New Class A Units”, approximately 70.0% of which will be issued to us and approximately 15.0% of which will be issued to each of our Principals, in each case, upon receipt of those contributions, before giving effect to the transactions described herein. See “Relationships and Related Party Transactions—Amended and Restated Limited Liability Company Agreement of Artio Global Holdings LLC”. The New Class A Units issued to our Principals will be fully vested and will not be subject to any put and call rights. Following such steps, Artio Global Management will be 100% owned by Artio Global Holdings, and our Principals’ interests in Artio Global Management will instead be indirect through their ownership of interests in Artio Global Holdings. Upon completion of this offering, there will be approximately 62,155,481 New Class A Units issued and outstanding, including 2,155,481 restricted New Class A Units, corresponding to the shares of restricted Class A common stock to be awarded to our directors and employees (other than our Principals) in connection with this offering.

Artio Global Investors Inc.

Julius Baer Holding Ltd., our parent company and existing stockholder, owns all of our outstanding capital stock, consisting of ~~a single class~~42,000,000 shares of Class C common stock. Immediately prior to this offering, we will amend and restate our certificate of incorporation to authorize three classes of common stock, Class A common stock, Class B common stock and Class C common stock, each having the terms described in “Description of Capital Stock”.

Class A Shares. Shares of our Class A common stock will be issued to the public in this offering. Class A common stock will entitle holders to one vote per share and economic rights (including rights to dividends and distributions upon liquidation).

Class B Shares. Immediately prior to this offering, all of our authorized shares of Class B common stock will be issued to the Principals, in an amount equal to the number of New Class A Units to be issued simultaneously to the Principals. Class B common stock will entitle holders to one vote per share but will have no economic rights (including no rights to dividends and distributions upon liquidation).

Class C Shares. ~~Shares~~Our parent owns all of our ~~common stock~~ outstanding ~~prior to this offering will be converted into~~       common stock, consisting of 42,000,000 shares of Class C common stock, equal to the number of New Class A Units to be issued to Artio Global Investors Inc. immediately prior to the closing of this offering. Each share of Class C common stock has economic rights (including rights to dividends and distributions upon liquidation) equal to the economic rights of each share of the Class A common stock. In order to allow Julius Baer Holding Ltd., when selling the remainder of its holdings, to avail itself of certain Swiss tax exemptions that require it to have voting rights equal to 20% of the combined voting power of the common stock, the outstanding shares of Class C common stock will have an aggregate vote equal to the greater of (1) the number of votes they would be entitled to on a one-vote per share basis and (2) 20% of the combined voting power of all classes of common stock. Prior to this offering, Julius Baer Holding Ltd. will enter into a shareholders agreement under which it will agree that, to the extent it has voting power as holder of the Class C common stock in excess of that which it would be entitled to on a one-vote per share basis, it will on all matters vote the shares representing such excess on the same basis and in the same proportion as the votes cast by the holders of our Class A and Class B common stock.

If Julius Baer Holding Ltd. transfers any shares of Class C common stock to anyone other than any of its subsidiaries or us, such shares will automatically convert into shares of Class A common stock. In addition, on the second anniversary of the completion of this offering, any outstanding shares of Class C common stock will automatically convert into Class A common stock.

Following this offering, we will own a number of New Class A Units equal to the aggregate number of shares of Class A and Class C common stock then outstanding.

In connection with this offering, we expect to adopt the Artio Global Investors Inc. 2009 Stock Incentive Plan. We expect to make initial grants of 2,155,481 shares of restricted stock to our directors and employees (other than our Principals) under this plan on the offering date and to make future equity awards under this plan to our directors and employees as appropriate. See “Management—Artio Global Investors Inc. 2009 Stock Incentive Plan”.

The table below sets forth the number of shares of Class A, Class B and Class C common stock and New Class A Units (i) issued and outstanding following the reorganization transactions described below under “—Offering Transactions”, but prior to the completion of this offering and the application of the net proceeds as described under “Use of Proceeds”,  (ii) issued and/or repurchased in connection with completion of this offering and the application of the net proceeds, and (iii) issued and outstanding immediately following completion of this offering, after giving effect to the application of the net proceeds. As set forth in the table below, following completion of this offering, the total number of New Class A Units issued and outstanding will equal the aggregate number of shares of Class A, Class B and Class C common stock issued and outstanding.

	Pre-Offering		Transactions in Connection with Offering		Immediately Post-Offering
Artio Global Investors Inc.
Class A common stock
Public			15,000,000	(1)	15,000,000
Directors and employees (other than Principals)			2,155,481	(2)	2,155,481
Richard Pell				(3)	
Rudolph-Riad Younes				(3)	
Total Class A common stock					17,155,481

Class B common stock
Richard Pell	9,000,000		(1,200,000	)(4)	7,800,000
Rudolph-Riad Younes	9,000,000		(1,200,000	)(4)	7,800,000
Total Class B common stock	18,000,000				15,600,000

Class C common stock
Julius Baer Holding Ltd.	42,000,000		(12,600,000	)(5)	29,400,000
Total Class C common stock	42,000,000				29,400,000

Total Class A, Class B and Class C common stock issued and outstanding	60,000,000				62,155,481

Class A common stock reserved for issuance under compensation plans	9,700,000	(6)	(2,155,481)		7,544,519
for Julius Baer Holding Ltd. upon conversion of Class C common stock	42,000,000		(12,600,000)		29,400,000
for Principals upon exchange of New Class A Units	18,000,000		(2,400,000)		15,600,000
Total Class A common stock reserved for issuance	69,700,000				52,544,519

Artio Global Holdings LLC
New Class A Units issued and outstanding
Artio Global Investors Inc.	42,000,000		4,555,481	(7)	46,555,481
Richard Pell	9,000,000		(1,200,000	)(8)	7,800,000
Rudolph-Riad Younes	9,000,000		(1,200,000	)(8)	7,800,000
Total New Class A Units issued and outstanding	60,000,000				62,155,481

(1)	Represents the 15,000,000 shares of Class A common stock we will issue to the public in connection with this offering.

(2)
Represents the 2,155,481 shares of restricted Class A common stock that generally vest over a five-year period that we expect to award to our directors and employees (other than our Principals) pursuant to the Artio Global Investors Inc. 2009 Stock Incentive Plan in connection with this offering.

(3)
Represents the net effect of the issuance of 1,200,000 shares of Class A common stock to each of the Principals upon exchange of an equivalent number of New Class A Units and subsequent repurchase of such shares by us with a portion of the net proceeds of this offering.

(4)	Corresponds to the number of New Class A Units to be exchanged by each of the Principals for shares of Class A common stock.

(5)	Represents the 12,600,000 shares of Class C common stock we will repurchase and retire from Julius Baer Holding Ltd.

(6)	We will reserve 9,700,000 shares of Class A common stock for issuance under the Artio Global Investors Inc. 2009 Stock Incentive Plan to be effective upon the closing of this offering.

(7)
Corresponds to the aggregate number of: (i) shares of Class A common stock that we will repurchase from the Principals and (ii) shares of restricted Class A common stock that we expect to award to our directors and employees (other than our Principals) pursuant to the Artio Global Investors Inc. 2009 Stock Incentive Plan.

(8)	Corresponds to the number of shares of Class A common stock that we will repurchase from each of our Principals.

Offering Transactions

Upon the consummation of this offering, Artio Global Investors Inc. will use the net proceeds from this offering to repurchase and retire an aggregate of 12.6 million shares of Class C common stock (assuming the underwriters do not exercise their option to purchase additional shares) from our parent, Julius Baer Holding Ltd., and to repurchase 1.2 million shares of Class A common stock from Richard Pell, and 1.2 million shares of Class A common stock from Rudolph-Riad Younes in order to enable our parent and our Principals to liquidate a portion of their shareholding in us. We will not retain any of the net proceeds. See “Use of Proceeds”.

Incurrence of New Debt and Related Distributions. In connection with this offering, Artio Global Holdings intends to establish a $60.0 million term debt facility which, together with available cash, will fund a distribution to us that we will use to fund a distribution to our parent, and will also be utilized to provide working capital for our business and, potentially, seed capital for future investment products. In addition, Artio Global Holdings will enter into a $50.0 million revolving credit facility to be used primarily for working capital needs. The distribution to our parent will be calculated as $40.1 million plus total stockholder’s equity as of the date of this offering and is estimated to be $201.3 million on a pro forma basis ($161.2 million, of which will be declared prior to this offering and paid shortly after the completion of this offering and $40.1 million of which will be declared prior to this offering but will be payable within one year of the completion of this offering).

New Agreements with the Principals. In connection with the closing of this offering, we will enter into an exchange agreement with the Principals under which, subject to certain exchange and other restrictions, including notice requirements, from time to time, each Principal and certain permitted transferees will have the right to exchange his New Class A Units, which represent ownership rights in Artio Global Holdings, for shares of Class A common stock of our company on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications and other similar transactions. The exchange agreement will permit each Principal to exchange a number of New Class A Units for shares of Class A common stock that we will repurchase in connection with this offering as described under “Use of Proceeds”.  Each Principal will also be permitted to exchange up to all of the New Class A Units that he owns at the time of this offering at any time following the expiration of the underwriters’ lock-up, 180 days after the date of this prospectus, subject to extension as described under “Underwriting”.  Any exchange of New Class A Units will generally be a taxable event for the exchanging Principal.  As a result, each Principal will be permitted to sell shares of Class A common stock in connection with any exchange in an amount necessary to generate proceeds (after deducting discounts and commissions) sufficient to cover the taxes payable on such exchange.  In addition, each Principal will be permitted to sell up to 20% of the remaining shares of Class A common stock that he owns (calculated assuming all New Class A Units have been exchanged by him) on or after the first anniversary of the pricing of this offering and an additional 20% of such remaining shares of Class A common stock on or after each of the next four anniversaries.  As a result, each Principal will, over time, have the ability to convert his illiquid ownership interests in Artio Global Holdings into Class A common stock that can be more readily sold on the NYSE.  The exchange agreement will also include certain non-compete restrictions applicable to each of the Principals. See “Relationships and Related Party Transactions — Exchange Agreement”.

New Compensation Arrangements with our Senior Management. Prior to this offering we have not had employment contracts with our senior management, other than our Principals, or granted equity-based incentive compensation to our employees. We expect to enter into new employment agreements with our Principals and certain other senior members of management that will become effective on completion of this offering. We also expect to grant 2,155,481 shares of restricted stock to directors and employees (other than our Principals) in connection with this offering. In addition, in contemplation of this offering, the unvested benefit under the deferred compensation plan for our Principals, described under “Management—Compensation Discussion and Analysis—Executive Compensation—Nonqualified Deferred Compensation”, was completely vested during 2008 and paid out.

New Arrangements with our Parent. Prior to this offering, we obtained from our parent certain services and paid it license fees. Following this offering, we will no longer be required to pay license fees to our parent. We will enter into a transition services agreement pursuant to which our parent will continue to provide us, and we will continue to provide our parent, with a limited number of services for a transitional period of up to one year following this offering. See “Relationships and Related Party Transactions—Transition Services Agreement”.

New Agreement with our Parent and the Principals. In connection with this offering, we will enter into a registration rights agreement with the Principals and our parent to provide customary registration rights, including demand registration rights and piggyback registration rights. See “Relationships and Related Party Transactions—Registration Rights Agreement”.

As a result of the transactions described above, which we collectively refer to as the “reorganization” or the “reorganization transactions”:

●
We will become the sole managing member of Artio Global Holdings, the entity through which we operate our business. We will have an approximate 75% economic interest in Artio Global Holdings and a 100% voting interest and control its management (subject to certain limited exceptions with respect to certain fundamental matters). As a result, we will consolidate the financial results of Artio Global Holdings and will record a non-controlling interest on our balance sheet for the economic interest in it held by the other existing members, which initially will be the Principals;

●
each Principal will initially hold 7,800,000 shares of our Class B common stock and 7,800,000 New Class A Units, and we will hold 46,555,481 New Class A Units, which includes 2,155,481 restricted New Class A Units held by us in connection with our 2009 Stock Incentive Plan;

●	through their holdings of our Class B common stock, each Principal will have approximately 12.5% of the voting power in Artio Global Investors;

●
through its holdings of our Class C common stock, Julius Baer Holding Ltd. will have approximately 47.3% of the voting power in Artio Global Investors (or approximately 43.7% if the underwriters exercise in full their option to purchase additional shares). Julius Baer Holding Ltd. will enter into a shareholders agreement under which it will agree that, to the extent it has voting power as holder of the Class C common stock in excess of that which it would be entitled to on a one-vote per share basis, it will on all matters vote the shares representing such excess on the same basis and in the same proportion as the votes cast by the holders of our Class A and Class B common stock. Under this shareholders agreement, Julius Baer Holding Ltd. will have the right to designate one member of our board of directors as long as it (together with its subsidiaries) owns at least 10% of the aggregate number of shares outstanding of our common stock;

●
the new investors will collectively have approximately 24.1% of the voting power in Artio Global Investors (or approximately 27.8% if the underwriters exercise in full their option to purchase additional shares) and our directors and employees (other than the Principals) will collectively have approximately 3.5% of the voting power in Artio Global Investors (or approximately 3.5% if the underwriters exercise in full their option to purchase additional shares) through their holdings of shares of restricted stock that we expect to grant to them in connection with this offering; and

●
the New Class A Units held by the Principals are exchangeable for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications and other similar transactions. In connection with an exchange, a corresponding number of shares of our Class B common stock will be cancelled. However, the exchange of New Class A Units for shares of our Class A common stock will not affect our Class B common stockholders’ voting power since the votes represented by the cancelled shares of our Class B common stock will be replaced with the votes represented by the shares of Class A common stock for which such New Class A Units are exchanged.

Holding Company Structure

We are a holding company and, immediately after the consummation of the reorganization transactions and this offering, our sole asset will be our approximate  75% equity interest in Artio Global Holdings and our controlling interest and related rights as its sole managing member. Our only business following this offering will be to act as the sole managing member of Artio Global Holdings, and, as such, we will operate and control all of the business and affairs of Artio Global Holdings and will consolidate its financial results into our consolidated financial statements.

The number of New Class A Units we will own equals the number of outstanding shares of our Class A common stock and Class C common stock. The economic interest represented by each New Class A Unit that we will own will correspond to one of our shares of Class A common stock or Class C common stock, and the total number of New Class A Units owned by us and the holders of our Class B common stock will equal the sum of outstanding shares of our Class A, Class B and Class C common stock. In addition, you should note that:

●
if Julius Baer Holding Ltd. transfers any shares of Class C common stock to anyone other than any of its subsidiaries or us, such shares will automatically convert into shares of Class A common stock. In addition, on the second anniversary of the completion of this offering, any outstanding shares of Class C common stock will automatically convert into Class A common stock;

●
a share of Class B common stock cannot be transferred except in connection with a transfer of a New Class A Unit. Further, a New Class A Unit cannot be exchanged with Artio Global Holdings for a share of our Class A common stock without the corresponding share of our Class B common stock being delivered together at the time of exchange, at which time, such Class B common stock will be automatically cancelled; and

●	we do not intend to list our Class B common stock or Class C common stock on any stock exchange.

As a member of Artio Global Holdings, we incur U.S. federal, state and local income taxes on our allocable share of any of its net taxable income. The operating agreement of Artio Global Holdings provides that it shall make quarterly cash distributions on a pro rata basis to its members at least to the extent necessary to provide funds to pay the members’ tax obligations (calculated at an assumed tax rate), if any, with respect to the earnings of the operating company. See “Relationships and Related Party Transactions—Amended and Restated Limited Liability Company Agreement of Artio Global Holdings LLC”.

As a result of a U.S. federal income tax election made by Artio Global Holdings, the income tax basis of the assets of Artio Global Holdings connected with the New Class A Units we acquire upon a taxable exchange with a Principal will be adjusted to reflect the amount that we have paid for the New Class A Units. We intend to enter into an agreement with the Principals that will provide for the payment by us to each of them of 85% of the amount of reduction in tax payments, if any, in U.S. federal, state and local income tax that we realize from our increased tax basis in the assets of Artio Global Holdings created by each Principal’s exchanges and the U.S. federal income tax election referred to above. See “Relationships and Related Party Transactions—Tax Receivable Agreement”.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of shares of our Class A common stock by us in this offering will be approximately $300.8 million, or approximately $345.9 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock, based on an assumed initial public offering price of $21.56 per share (the midpoint of the price range set forth on the cover of this prospectus), in each case after deducting assumed underwriting discounts payable by us.

We intend to use the net proceeds from this offering to repurchase and retire an aggregate of 12.6 million shares of Class C common stock (14.9 million shares of Class C common stock if the underwriters exercise in full their option to purchase additional shares) from our parent, Julius Baer Holding Ltd., and to repurchase 1.2 million shares of Class A common stock from Richard Pell and  1.2 million shares of Class A common stock from Rudolph-Riad Younes in order to enable our parent and our Principals to liquidate a portion of their respective shareholdings in us. We will not retain any of the net proceeds. As a result, the repurchase price of the 12.6 million shares of Class C common stock held by our parent and the 1.2 million shares of Class A common stock held by each of our Principals will be determined by the public offering price of our Class A common stock in this offering, less the underwriting discount. If the assumed initial public offering price is $       ~~,~~21.56, then the repurchase price per share of Class A and Class C common stock will be $       ~~.~~20.05. A $1.00 change in the assumed initial public offering price will increase or decrease the net proceeds by $15.0 million and will correspondingly increase or decrease the repurchase price paid to Julius Baer Holding Ltd. and our Principals.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2009:

●	on an actual basis; and

●
on a pro forma basis after giving effect to the transactions described under “Unaudited Pro Forma Consolidated Financial Information”, including the expected incurrence of debt by Artio Global Holdings in connection with this offering and the application of the net proceeds thereof, the reorganization transactions and this offering.

You should read the following table in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	As of June 30, 2009
	Actual		Pro Forma
	(in thousands except shares and per share amounts)
Cash and cash equivalents		$111,324		$17,852
Long-term debt		$—		$60,000
Artio Global Investors stockholder’s equity (deficit):
~~Common Stock, $100 stated value, 20,000 shares authorized, 4,000 shares issued and outstanding~~	$	~~400~~	~~$~~
~~Class A common stock, $0.001 par value per share, shares authorized and outstanding on an actual basis, shares authorized, shares issued and shares outstanding on a pro forma basis~~
Class ~~B~~A common stock, $0.001 par value per share, ~~shares~~ none authorized and outstanding on an actual basis, 500,000,000 shares authorized and 19,555,481 shares issued and 17,155,481 shares outstanding on a pro forma basis		$—		$19
Class B common stock, $0.001 par value per share, none authorized and outstanding on an actual basis, 18,000,000 shares authorized and 15,600,000 shares issued and outstanding on a pro forma basis		—		16
Class C common stock, $0.01 par value per share, 210,000,000 shares authorized~~,~~  and 42,000,000 shares issued and outstanding on an actual basis, 29,400,000 shares issued and outstanding on a pro forma basis(1)		~~—~~420		294
Additional paid-in capital (1)		~~17,950~~17,930		571,926
Retained earnings (deficit)		9,295		(548,673)
Treasury ~~stock (~~ Stock (2,400,000 shares of Class A common stock), at cost		—		(48,122)
Artio Global Investors stockholder’s equity (deficit)		27,645		(24,540)
Non-controlling interests		—		(10,345)
Total equity (deficit)		$27,645		$(34,885)
Total capitalization		$27,645		$25,115

(1)	As recast to give retroactive effect to a 10,500:1 stock split that was effected as of , 2009.

DILUTION

If you invest in our Class A common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma, as adjusted net tangible book value (deficit) per share of our Class A common stock immediately after this offering. Dilution results from the fact that the per share offering price of the Class A common stock is substantially in excess of the net tangible book value (deficit) per share attributable to the existing equity holders. Net tangible book value represents net book equity excluding intangible assets, if any.

Our pro forma, net tangible book value (deficit) per share as of June 30, 2009 was approximately $(40.1) million, or approximately $(0.64) per share of  62.1 million shares of our Class A common stock. Pro forma, net tangible book value represents the amount of total tangible assets less total liabilities, after giving effect to the reorganization and the incurrence by Artio Global Holdings of $60.0 million of indebtedness and the declaration and assumed distribution to us by Artio Global Holdings (calculated as $40.1 million plus total stockholder’s equity as of the date of this offering, estimated to be $201.3 million (on a pro forma basis)) that we will use to fund a distribution to our parent ($161.2 million of which will be declared prior to this offering and paid shortly after the completion of this offering and $40.1 million of which will be declared prior to this offering but will be payable within one year of the completion of this offering). Pro forma, as adjusted, net tangible book value (deficit) per share represents pro forma net tangible book value divided by the number of shares of Class A common stock outstanding after giving effect to the reorganization transactions and assuming that (1) the Principals have exchanged all of their New Class A Units for shares of our Class A common stock on a one-for-one basis and we have benefited from the resulting increase in tax basis, (2) the holder of Class C common stock has converted all of its shares of Class C common stock into shares of our Class A common stock on a one-for-one basis and (3) the 2,155,481 shares of restricted stock that we expect to issue to our employees and directors (other than our Principals) in connection with this offering have vested.

After giving effect to the sale of 15,000,000 shares of Class A common stock that we are offering at an assumed initial public offering price of $21.56 per share (the midpoint of the price range set forth on the cover of this prospectus), the deduction of assumed underwriting discounts payable by us and the use of the estimated net proceeds as described under “Use of Proceeds”, our pro forma, as adjusted net tangible book value at June 30, 2009 was $1.2 million, or $0.02 per share of Class A common stock, assuming that (1) the Principals have exchanged all of their New Class A Units for shares of our Class A common stock on a one-for-one basis and we have benefited from the resulting increase in tax basis, (2) the holder of Class C common stock has converted all of its shares of Class C common stock into shares of our Class A common stock on a one-for-one basis and (3) the 2,155,481 shares of restricted stock that we expect to issue to our employees and directors in connection with this offering have vested.

The following table illustrates the immediate increase in pro forma net tangible book value of $0.66 per share for existing equity holders and the immediate dilution of $21.54 per share to new stockholders purchasing Class A common stock in this offering, assuming the underwriters do not exercise their option to purchase additional shares.

Assumed initial public offering price per share		~~$~~		$21.56
Pro forma, net tangible book value (deficit) per share as of June 30, 2009	~~$~~		$(0.64)
Increase (decrease) in pro forma, net tangible book value per share attributable to:
Underwriters discount of $1.51 per share on sale of 15,000,000 shares of Class A common stock	~~$~~	$(0.36)
Repurchase of 12,600,000 shares of Class C common stock and 2,400,000 shares of Class A common stock at a $1.51 per share discount to offering price	~~$~~	$0.36
Recognition of benefit relating to increased tax basis	$	$0.66
Increase in pro forma, net tangible book value per share			$0.66

Less pro forma, as adjusted net tangible book value per share after this offering	~~$~~	$0.02
Dilution in pro forma, as adjusted net tangible book value per share to new investors	~~$~~	$21.54

The following table sets forth, on the same pro forma basis, as of June 30, 2009, the number of shares of Class A common stock purchased from us, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing stockholders and by the new investors, assuming that (1) the Principals have exchanged all of their New Class A Units for shares of our Class A common stock on a one-for-one basis  and we have benefited from the resulting increase in tax basis and (2) the holder of Class C common stock has converted all of its shares of Class C common stock into shares of our Class A common stock on a one-for-one basis, calculated at an assumed initial public offering price of $21.56 per share (the midpoint of the range set forth on the cover page of this prospectus), before deducting estimated underwriting discounts payable by us:

	Shares Purchased		Total Consideration
	Number	Percent	Amount	Percent	Average Price per Share
Existing stockholders	45,000,000	75%	—	—	—
New investors	15,000,000	25%	$323,400,000	100%	$21.56
Total	60,000,000	100%	$323,400,000	100%

The table above does not give effect to the issuance of  approximately 2.2 million shares of restricted Class A common stock that we expect to grant under our incentive compensation plans to our directors and employees (other than our Principals) in connection with this offering.

If the underwriters exercise their option to purchase additional shares of Class A common stock in full:

●
the pro forma percentage of shares of our Class A common stock held by existing equity holders will decrease to approximately 71.3% of the total number of pro forma shares of our Class A common stock outstanding after this offering; and

●
the pro forma number of shares of our Class A common stock held by new investors will increase to approximately 28.7% of the total pro forma shares of our Class A common stock outstanding after this offering.

If the underwriters exercise their option to purchase additional shares of Class A common stock in full, pro forma, as adjusted net tangible book value would be approximately $0.02 per share, representing an increase to existing equity holders of approximately $0.02 per share, and there would be an immediate dilution of approximately $21.54 per share to new investors.

A $1.00 increase (decrease) in the assumed initial public offering price of $21.56 per share of Class A common stock (the midpoint of the price range set forth on the cover of this prospectus), would increase (decrease) total consideration paid by new investors in this offering and by all investors by $15.0 million, and would increase (decrease) the average price per share paid by new investors (excluding existing New Class A Unit holders) by $     ~~,~~1.00, and would increase (decrease) pro forma, as adjusted net tangible book value per share by $        ~~,~~0.03, assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and without deducting the estimated underwriting discounts payable by us in connection with this offering.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma consolidated financial statements present the consolidated statements of income and financial position of Artio Global Investors Inc. and subsidiaries, assuming that all of the transactions described in the bullet points below had been completed as of: (i) January 1, 2008 with respect to the unaudited pro forma consolidated statements of income and (ii) June 30, 2009 with respect to the unaudited pro forma consolidated statement of financial position. The pro forma adjustments are based on available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of these transactions and this offering on the historical financial information of Artio Global Investors Inc. and subsidiaries. These adjustments are described in the notes to the unaudited pro forma consolidated financial statements.

The pro forma adjustments give effect to the following transactions:

●
Artio Global Holdings’ incurrence, in connection with this offering, of $60.0 million of indebtedness and the application of the net proceeds of the debt, together with available cash, to fund a distribution to us that we will use to fund a distribution to Julius Baer Holding Ltd. The distribution will be calculated as $40.1 million plus total stockholder’s equity as of the date of this offering and is estimated to be $201.3 million on a pro forma basis ($161.2 million of which will be declared prior to this offering and paid shortly after the completion of this offering and $40.1 million of which will be declared prior to this offering but will be payable within one year of the completion of this offering);

●
the reorganization transactions described in “Our Structure and Reorganization”, including (i) an amendment to the operating agreement of our operating subsidiary that will result in the complete acceleration of the unvested portion of the Class B profits interest of each Principal and the elimination of both our obligation to repurchase such interests and the ability of each Principal to put its interest to our operating subsidiary and (ii) the receipt by each of the Principals of  9.0 million New Class A Units of Artio Global Holdings and 9.0 million shares of our Class B common stock, which New Class A Units are exchangeable (together with the corresponding shares of Class B common stock) into shares of our Class A common stock on a one-for-one basis;

●	the elimination of costs related to each Principal’s deferred compensation arrangement;

●
the issuance of 2,155,481 shares of restricted Class A common stock (8,349 of which are entitled to non-forfeitable dividends and therefore considered participating securities) to our directors and employees (other than our Principals) in connection with this offering, which will generally vest over a five-year period;

●	the establishment of new employment agreements with each of our Principals, providing for a $500,000 annual base salary and $3.5 million minimum target annual bonus for each of the Principals;

●	the establishment of a tax receivable agreement with our Principals;

●	the elimination of license fees paid to Julius Baer Holding Ltd. after the completion of this offering; and

●
the sale of  15.0 million shares of our Class A common stock in this offering at an assumed offering price of $21.56 per share (the midpoint of the price range set forth on the cover of this prospectus) and the application of the net proceeds therefrom, after payment of the assumed underwriting discounts payable by us to repurchase and retire 12.6 million shares of Class C common stock from Julius Baer Holding Ltd. and to repurchase 1.2 million shares of Class A common stock from each of the Principals, which they will receive immediately prior to this offering in exchange for 1.2 million New Class A Units in Artio Global Holdings and 1.2 million shares of our Class B common stock held by each Principal.

Pro forma basic net income per share attributable to our Class A and Class C common stock for the year ended December 31, 2008 and the six months ended June 30, 2009 was computed by dividing pro forma net income attributable to such shares by the 44,449,430 and 44,870,640 shares outstanding as of such dates.  Shares of restricted stock expected to be awarded to our directors and employees (other than our Principals) totaling 49,430 and 470,640 shares as of December 31, 2008 and June 30, 2009, respectively, are included as they are considered participating securities.

Pro forma diluted net income per share for the year ended December 31, 2008 and the six months ended June 30, 2009 was computed by dividing pro forma net income attributable to our Class A and Class C common stockholders, as adjusted to reflect the exchange of each Principal’s respective interest in our operating company for shares of our Class A common stock, which results in the elimination of the non-controlling interests, as well as an increase in our effective tax rate, by 60,260,036 and 60,575,943 shares of our Class A and Class C common stock, which includes the            impact of the unvested shares of restricted stock expected to be awarded to our directors and employees (other than our Principals) in connection with this offering.

The unaudited pro forma consolidated financial information is included for informational purposes only and does not purport to reflect our statement of income or financial position that would have occurred had we operated as a public company during the periods presented. The unaudited pro forma consolidated financial information should not be relied upon as being indicative of our statement of income or financial position had the transactions contemplated in connection with the reorganization and this offering been completed on the dates assumed. The unaudited pro forma consolidated financial information also does not project the statement of income or financial position for any future period or date. We have not made any pro forma adjustments relating to reporting, compliance, investor relations and other incremental costs that we may incur as a public company.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

For the Year Ended December 31, 2008

	Actual		Adjustments			Pro Forma
	(in thousands, except share and per share amounts)
Revenues and other operating income:
Investment management fees		$425,003	$				$425,003
Net (losses) on securities held for deferred compensation		(2,856)					(2,856)
Foreign currency (losses)		(101)					(101)
Total revenues and other operating income		422,046					422,046
Expenses
Employee compensation and benefits
Salaries, incentive compensation and benefits		92,487		7,200	(a)		99,890
				9,081	(b)
				(8,878	)(c)
Allocation of Class B profits interests		76,074		(76,074	)(d)		—
Change in redemption value of Class B profits interests		54,558		(54,558	)(d)		—
Total employee compensation and benefits		223,119		(123,229)			99,890
Interest expense		—		2,700	(e)		3,250
				550	(e)
Shareholder servicing and marketing		23,369					23,369
General and administrative		62,833		(6,414	)(f)		47,972
				(8,447	)(g)
Total expenses		309,321		(134,840)			174,481
Operating income before income tax expense		112,725		134,840			247,565
Non-operating income		3,181		(3,081	)(h)		100
Income before income tax expense		$115,906		$131,759			$247,665
Income tax expense		54,755		57,526	(i)		80,040
				(32,241	)(j)
Net income before non-recurring charges directly attributable to the transaction		$61,151		$106,474			$167,625
Less: Net income attributable to non-controlling interests		—		62,208	(k)		62,208
Net income attributable to Artio Global Investors before non-recurring charges directly attributable to the transaction		$61,151		$44,266			$105,417

Basic net income per share attributable to Artio Global Investors Class A (pro forma only) and Class C common stockholders before non-recurring charges directly attributable to the transaction		$1.46					$2.37
Diluted net income per share attributable to Artio Global Investors Class A (pro forma only) and Class C common stockholders before non-recurring charges directly attributable to the transaction		$1.46					$2.32 (o)
Cash dividends declared per Class A (pro forma only) and Class C basic share		$2.79					$2.63
~~Basic~~Weighted average shares used in basic net income per share attributable to Artio Global Investors ~~Common Stockholders~~Class A (pro forma only) and Class C common stockholders	~~$~~	~~15,288~~42,000,000	~~$~~	15,000,000	(m)	~~$~~	44,449,430
				(12,600,000	)(m)
				2,400,000	(m)
				(2,400,000	)(m)
				8,349	(n)
				41,081	(n)

	Actual		Adjustments		Pro Forma
~~Diluted~~Weighted average shares used in diluted net income per share attributable to Artio Global Investors ~~Common Stockholders~~Class A and Class C common stockholders	$	~~15,288~~42,000,000	~~$~~ 210,606	(b)(n)	~~$~~	60,260,036
~~Cash dividends declared per share~~		~~29,250~~	15,000,000	(m)		~~—~~
~~Weighted average shares used in basic net income per share~~		~~4,000~~	(12,600,000	)(m)
			2,400,000	(m)
			(2,400,000	)(m)
			~~(m~~15,600,000	(n )
~~Weighted average shares used in diluted net income per share~~		~~4,000~~	8,349	(n)
			41,081(~~m~~n)
			~~(m)~~
			~~(m)~~
			~~(m)~~
			~~(n)~~
			~~(n)~~

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

For the Six Months Ended June 30, 2009

	Actual		Adjustments			Pro Forma
	(in thousands, except share and per share amounts)
Revenues and other operating income:
Investment management fees		$132,576	$			$132,576
Net (losses) on securities held for deferred compensation		712				712
Foreign currency (losses)		32				32
Total revenues and other operating income		133,320				133,320
Expenses
Employee compensation and benefits
Salaries, incentive compensation and benefits		34,917		3,600	(a)	43,058
				4,541	(b)
				—	(c)
Allocation of Class B profits interests		21,472		(21,472	)(d)	—
Change in redemption value of Class B profits interests		35,538		(35,538	)(d)	—
Total employee compensation and benefits		91,927		(48,869)		43,058
Interest expense		—		1,350	(e)	1,625
				275	(e)
Shareholder servicing and marketing		7,208				7,208
General and administrative		17,578		(1,614	)(f)	15,164
				(800	)(g)
Total expenses		116,713		(49,658)		67,055
Operating income before income tax expense		16,607		49,658		66,265
Non-operating income (loss)		(333)		—	(h)	(333)
Income before income tax expense		$16,274		$49,658		$65,932
Income tax expense		7,874		21,681	(i)	21,360
				(8,195	)(j)
Net income before non-recurring charges directly attributable to the transaction		$8,400		$36,172		$44,572
Less: Net income attributable to non-controlling interests		—		16,445	(k)	16,445
Net income attributable to Artio Global Investors before non-recurring charges directly attributable to the transaction		$8,400		$19,727	(l)	$28,127
Basic net income per share attributable to Artio Global Investors Class A (pro forma only) and Class C common stockholders before non-recurring charges directly attributable to the transaction		$0.20				$0.63
Diluted net income per share attributable to Artio Global Investors Class A (pro forma only) and Class C common stockholders before non-recurring charges directly attributable to the transaction		$0.20				$0.61	(o)
Cash dividends declared per Class A (pro forma only) and Class C basic share		$0.33				$0.31
~~Basic~~Weighted average shares used in basic net income per share attributable to Artio Global Investors ~~Common Stockholders~~Class A (pro forma only) and Class C common stockholders	$	~~2,100~~42,000,000		15,000,000	(m)	$44,870,640
				(12,600,000	)(m)
				2,400,000	(m)
				(2,400,000	)(m)
				8,349	(n)
				41,081	(n)

	Actual		Adjustments		Pro Forma
	(in thousands, except share and per share amounts)
			421,210	(n)
~~Diluted~~Weighted average shares used in diluted net income per share attributable to Artio Global Investors ~~Common Stockholders~~Class A and Class C common stockholders	$	~~2,100~~42,000,000	105,303	(b)(n)		$60,575,943
~~Cash dividends declared per share~~	$	~~3,500~~	15,000,000	(m)	~~$~~
~~Weighted average shares used in basic net income per share~~		~~4,000~~	(12,600,000	)(m)
			2,400,000	(m)
			(2,400,000	)(m)
			~~(m~~15,600,000	(n )
~~Weighted average shares used in diluted net income per share~~		~~4,000~~	~~(b)~~8,349	(n)
			41,081(~~m~~n)
			421,210(~~m~~n)
			~~(m)~~
			~~(m)~~
			~~(n)~~

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

Notes to Unaudited Pro Forma Consolidated Statement of Income

For the Year Ended December 31, 2008 and the Six Months Ended June 30, 2009

(a)
Represents incremental salary and bonus expense payable to the Principals pursuant to new compensation arrangements in effect upon completion of this offering. Our historical compensation arrangements with each of our Principals included an annual salary of $0.4 million, as well as distributions associated with the allocation of each Principal’s profits interest. Upon the consummation of this offering, each of the Principals will enter into an employment agreement with us that provides for an annual base salary of not less than $0.5 million and an annual bonus for each calendar year, targeted at a minimum of $3.5 million annually for each of the first two years after the date of the completion of this offering.  This adjustment represents the aggregate increase of $7.2 million in salaries, incentive compensation and benefits expense for the year ended December 31, 2008 and an increase of $3.6 million for the six months ended June 30, 2009.

(b)
In connection with this offering, we expect to grant 2,155,481 shares of restricted Class A common stock, approximating $46.5 million in value assuming an initial offering price of $21.56 per share, to our directors and employees (other than our Principals).  Approximately $45.4 million of these shares will vest pro rata, on an annual basis, over a 5-year period from the date of grant, while approximately $1.1 million will vest within one year from the date of grant.  This adjustment represents the increase in compensation expense associated with the amortization of these awards of $9.1 million in salaries, incentive compensation and benefits expense for the year ended December 31, 2008 and $4.5 million for the six months ended June 30, 2009. For purposes of the pro forma statements of income, the impact of the $1.1 million charge for the restricted stock that is expected to vest within one year has been excluded as an adjustment because it is non-recurring.

(c)
In December 2007, in contemplation of this offering, we accelerated the vesting of the unvested portion of a deferred compensation arrangement for our Principals to December 2008 and made payments of $7.0 million to each of our Principals. Historically, the vesting of this plan was reflected as a compensation charge within the consolidated financial statements. We will no longer record compensation charges relating to this deferred compensation arrangement and this adjustment to eliminate this expense represents an aggregate decrease of $8.9 million in salaries, incentive compensation and benefits expense for the year ended December 31, 2008 and has no impact for the six months ended June 30, 2009.

(d)
Immediately prior to this offering, each of our Principals will contribute his interests in Artio Global Management LLC to Artio Global Holdings LLC and we will amend and restate Artio Global Holdings’ operating agreement to, among other things, modify its capital structure by creating a single new class of units called “New Class A Units”, approximately 70% of which will be issued to us and approximately 15% of which will be issued to each of our Principals, in each case, upon receipt of those contributions, and before giving effect to the transactions described herein (following these transactions, we will own approximately 75% and the Principals will each own approximately 12.5%).  We will also issue shares of Class B common stock to each Principal in an amount equal to the number of New Class A Units held by such Principal.  Accordingly, we will no longer record as a compensation expense the allocation of income relating to the profits interests of the Principals or changes in the redemption value of each Principal’s Class B profits interests. Upon completion of this offering, each of our Principals will be fully vested in his New Class A Units of Artio Global Holdings and our Class B common stock.  This adjustment represents the aggregate decrease of $54.6 million and $35.5 million in change in redemption value of our Principals’ profits interests for the year ended December 31, 2008 and six months ended June 30, 2009, respectively, and the aggregate decrease of $76.1 million and $21.5 million in allocation of profits interests to our Principals for the year ended December 31, 2008 and six months ended June 30, 2009, respectively.

(e)
Represents interest expense of $2.7 million and $1.4 million on our $60 million term debt facility, as well as the amortization of deferred financing costs and the commitment fee on our $50 million revolving credit facility of $0.6 million and $0.3 million for the year ended December 31, 2008 and six months ended June 30, 2009, respectively.  Borrowings under our term debt facility will bear interest at a rate equal to, at our option, (i) LIBOR plus 300 basis points when our consolidated leverage ratio (as defined in the credit facility agreement) is less than or equal to 1.0 to 1.0 (“pricing tier 1”), 350 basis points when our consolidated leverage ratio is less than or equal to 1.5 to 1.0 but greater than 1.0 to 1.0 (“pricing tier 2”) and 400 basis points when our consolidated leverage ratio is greater than 1.5 to 1.0 (“pricing tier 3”) or (ii) the “base rate” (calculated as the highest of (x) the federal funds rate plus 50 basis points per annum, (y) the rate of interest per annum publicly announced from time to time by the administrative agent under our term debt facility as its prime rate (the “prime rate”) and (except under certain circumstances) or (z) LIBOR plus 100 basis points) plus 200 basis points under pricing tier 1, 250 basis points under pricing tier 2 and 300 basis points under pricing tier 3.  Interest is payable on our term debt facility in arrears (x) at our option, on a one-, two- or three-month basis, if related to a LIBOR borrowing or (y) quarterly, in the case of a base rate borrowing.  The interest rate is assumed to be 4.5% for purposes of determining interest expense in the pro forma consolidated statement of income.  A 1/4% change in interest rates would change interest expense by $0.2 million per year. Financing costs of $0.9 million, or 1.5% of the $60 million term debt, will be paid from the proceeds of the debt and be amortized over three years.  The annual commitment fee on our $50.0 million revolving credit facility is expected to be 50 basis points.

(f)
Represents license fees paid to our parent, Julius Baer Holding Ltd., that will not be payable after this offering.  This adjustment represents an aggregate decrease of $6.4 million in general and administrative costs for the year ended December 31, 2008 and a decrease of $1.6 million for the six months ended June 30, 2009.

(g)
We have incurred expenses that are directly associated with this offering and are not expected to recur.  Because these expenses are non-recurring, we have eliminated them. The result of this adjustment is an aggregate decrease in general and administrative costs of $8.4 million and $0.8 million for the year ended December 31, 2008 and six months ended June 30, 2009, respectively.

(h)
We will earn reduced interest income as a result of significantly lower cash balances following the cash distribution to our parent. This adjustment represents the estimated decrease in non-operating income of $3.1 million for the year ended December 31, 2008 and $0 million for the six months ended June 30, 2009, calculated by adjusting non-operating income to reflect a very low cash balance. Although we had significant investable cash balances during the six months ended June 30, 2009, our interest income for the period amounted to $0.2 million as a result of low interest rates as well as our decision to leave our corporate cash balances in our operating account, which had unlimited insurance from the Federal Deposit Insurance Corporation, but earned no interest. Offsetting the interest income earned was $0.5 million of mark-to-market losses on U.S. Treasuries.

(i)	Reflects the income tax expense relating to the adjustments set forth above. This adjustment relates to the year ended December 31, 2008:

	Pro forma footnote reference
Increase/(decrease) in pre-tax income:
Incremental increase in salary and incentive compensation expense	(a)	$(7.2) million
Increase in compensation expense associated with share grants to employees	(b)	(9.1)
Elimination of deferred compensation charge	(c)	8.9
Elimination of compensation expense associated with the allocation of income relating to profits interest	(d)	76.1
Elimination of compensation charge associated with the changes in redemption value of our Principals’ profits interests	(d)	54.6
Increased expenses due to interest costs, commitment fee as well as amortization of deferred financing costs	(e)	(3.3)
Elimination of license fees expense that will be no longer payable to our Parent	(f)	6.4
Reduction in general and administrative costs associated with offering-related expenses	(g)	8.4
Reduction in non-operating income associated with lower investable cash balances	(h)	(3.1)
Increase in pre-tax income		$131.7 million
Effective tax rate		43.7%*
Tax effect		$57.5 million

*	Effective tax rate utilized represents the incremental tax rate for the year ended December 31, 2008.

This adjustment relates to the six months ended June 30, 2009:

	Pro forma footnote reference
Increase/(decrease) in pre-tax income:
Incremental increase in salary and incentive compensation expense	(a)		$(3.6) million
Increase in compensation expense associated with share grants to employees	(b)		(4.5)
Elimination of deferred compensation charge	(c)		–
Elimination of compensation expense associated with the allocation of income relating to our Principals’ profits interests	(d)		21.5
Elimination of compensation charge associated with the changes in redemption value of our Principals’ profits interests	(d)		35.5
Increased expenses due to interest costs as well as amortization of deferred financing costs	(e)		(1.6)
Elimination of license fees expense that will be no longer payable to our Parent	(f)		1.6
Reduction in general & administrative costs associated with offering-related expenditure	(g)		0.8
Increase in pre-tax income		~~$~~	$49.7 million
Effective tax rate			43.7%*
Tax effect		~~$~~	$21.7 million

*	Effective tax rate utilized represents the incremental tax rate for the six months ended June 30, 2009.

(j)
Subsequent to this offering, we expect that our financial statements will reflect a significant reduction in our effective income tax rate, which we define as income tax expense divided by income before income tax expense, as a result of the reclassification of our Principals’ economic interests in Artio Global Management from Class B profits interests to non-controlling interests. The non-controlling interests are treated as partnership interests for U.S. federal income tax purposes and, therefore, the federal and state tax liabilities associated with the income allocated to such interests are the responsibility of the Principals and not us. The financial statement presentation requirements of U.S. generally accepted accounting principles mandate that income before income tax expense include the income attributable to us~~,~~ as well as to our Principals.  Because income tax expense excludes U.S. federal and state taxes for the income attributable to each of our Principals, but includes each Principal’s portion of New York City Unincorporated Business Tax, the result should be, for financial statement presentation purposes, a significantly lower effective tax rate.  As each Principal’s non-controlling interests are exchanged into shares of our Class A common stock, we expect, for financial statement presentation purposes, that our effective income tax rate will increase because more income from Artio Global Holdings will be attributable to us, and therefore we will be responsible for the tax liabilities on a greater proportion of the income before income tax expense. This adjustment represents an aggregate decrease in income tax expense of $32.2 million for the year ended December 31, 2008 and $8.2 million for the six months ended June 30, 2009.

(k)
The New Class A Units in Artio Global Holdings that are owned by our Principals will be considered non-controlling interests for financial accounting purposes.  The amount of non-controlling interests represents the proportional interest in the pro forma income of Artio Global Holdings owned by each of our Principals, net of New York City Unincorporated Business Tax.  This adjustment amounted to $62.2 million for the year ended December 31, 2008 and $16.4 million for the six months ended June 30, 2009. The amount of the non-controlling interest, from a Statement of Income perspective, can be derived by multiplying the income before income tax expense, on the Statement of Income, by the Principals’ aggregate pro forma interest in Artio Global Management of 26.0% and reducing the result by our operating subsidiary’s effective rate of New York City Unincorporated Business Tax of 3.3%. The non-controlling interest of 26.0% excludes the dilutive effect of the shares of restricted stock which generally vest over a five-year period. Such dilution will be reflected in non-controlling interest as the shares of restricted stock vest.

(l)
The pro forma adjustments made to the unaudited pro forma consolidated statement of income reflect only adjustments which will have a continuing impact on our results of operations. The following charges therefore are reflected only in the unaudited pro forma consolidated statement of financial position (as decreases to retained earnings) as such charges will be incurred at the time of the reorganization transactions and are not expected to have a continuing impact on our results of operations after the transactions.

	Pro forma footnote reference for statement of financial position	Amount reflected in June 30, 2009 unaudited statement of financial position information
	(in millions)
Compensation expense relating to acceleration of the vesting of our Principals’ interests and establishment of a tax receivable agreement with our Principals	(d)	$(252.8)
De-recognition of deferred tax asset	(d)	(103.9)
Total non-recurring charges		$(356.7)

No tax was computed on the compensation expense adjustment of $252.8 million, as the deferred tax asset was to be de-recognized as part of the transaction.

(m)
New investors in this offering will own shares of our Class A common stock.  The pro forma effect of this offering and the repurchase of shares of Class C common stock from Julius Baer Holding Ltd. and shares of Class A common stock from our Principals are:

●	the issuance of 15.0 million shares of Class A common stock;

●	the exchange by each of our Principals of 1.2 million New Class A Units (together with the corresponding shares of Class B common stock) for 1.2 million shares of Class A common stock; and

●
the repurchase and retirement by us of 12.6 million shares of Class C common stock owned by Julius Baer Holding Ltd. and the repurchase by us of 1.2 million shares of Class A common stock from each of our Principals.

(n)	Assumes exchange and issuance of the following securities, which would have a dilutive impact on earnings per share:

●
the exchange by each of our Principals of an additional 7.8 million New Class A Units (together with the corresponding shares of Class B common stock) for an additional 7.8 million shares of Class A common stock; and

●
the issuance of approximately 2,155,481 shares of restricted stock to our directors and employees (other than our Principals) in connection with this offering, which generally vest over a five-year period.  Of the total grant of restricted stock, 8,349 shares are entitled to non-forfeitable dividends and as such are considered participating securities.  These securities are included in computing basic earnings per share. Additionally, 41,081 shares of restricted stock issued to employees will vest within one year and are therefore included with the calculation of basic earnings per share for the year ended December 31, 2008 and six months ended June 30, 2009. The remaining 2,106,051 shares of restricted stock will vest pro rata over a five-year period, 421,210 shares of which are included within the calculation of basic earnings per share for the six months ended June 30, 2009. Using the treasury stock method, the dilutive impact of the restricted stock issuance to weighted average shares used in diluted earnings per share would be 210,606 shares for the year ended December 31, 2008 and 105,303 shares for the six months ended June 30, 2009. The assumptions underlying the computation of the dilutive restricted shares are as follows:

	Unaudited Pro forma for the Year Ended December 31, 2008	Unaudited Pro Forma for the Six Months Ended June 30, 2009

Market price equals initial public offering price	$21.56	$21.56

Restricted stock (other than participating securities) issued to our directors and shares of restricted stock to employees assumed to vest (other than our Principals)	2,106,051	1,684,841
Shares assumed repurchased under the treasury stock method…	1,895,445	1,579,538
Dilutive impact as of the end of the period	210,606	105,303

(o)
For purposes of calculating diluted pro forma, as adjusted, net income per share attributable to Class A and Class  C common stockholders, we are required to assume the full exchange of our Principals’ Class A Units into shares of our Class A common stock if the exchange would be dilutive to earnings per share. Because the assumed full exchange would be dilutive to earnings per share, it is also necessary to recast the pro forma statement of income to reflect the elimination of the non-controlling interests and resulting increase in our effective tax rate. As discussed in footnotes (j) and (k) above, the non-controlling interests are treated as partnership interests for U.S. federal income tax purposes and, therefore, the federal and state liabilities associated with the income allocated to such interests are the responsibility of the Principals and not us. Income tax expense on the unaudited pro forma consolidated statement of income excludes U.S. federal and state taxes for the income attributable to each of our Principals except for each Principal’s portion of New York City Unincorporated Business Tax of 3.3%. Such income is assumed to be taxed at our overall incremental effective tax rate. Recast diluted pro forma net income per share attributable to Class A and Class C common stockholders for the year ended December 31, 2008 and the six months ended June 30, 2009 follow:

	Unaudited Pro forma for the Year Ended December 31, 2008	Unaudited Pro Forma for the Six Months Ended June 30, 2009
	(in thousands, except share and per share amounts)

Net income attributable to Artio Global Investors	$105,417	$28,127
Add: Income tax expense	80,040	21,360
Net income attributable to non-controlling interests	62,208	16,445
Income before income tax expense	247,665	65,932
Less: Artio Global Investors income tax expense, as adjusted	108,131	28,786
Net income, as adjusted, attributable to Artio Global Investors, excluding the impact of non-controlling interests	$139,534	$37,146
Diluted, as adjusted, net income per share attributable to Artio Global Investors Class A and Class C common stockholders	$2.32	$0.61
Weighted average shares used in diluted net income per share attributable to Artio Global Investors Class A and Class C common stockholders	60,260,036	60,575,943

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of June 30, 2009

	Actual	Adjustments		Pro Forma
	(in thousands, except shares and per share amounts)
Assets
Cash and cash equivalents	$111,324	$59,100	(a)	$17,852
		(141,211	)(b)
		300,762	(c)
		(300,762	)(c)
		(11,361	)(d)
Marketable securities, at fair value	28,622	(20,000	)(b)	8,622
Fees receivable and accrued fees, net of allowance for doubtful accounts	46,309			46,309
~~Due from affiliates~~	~~—~~
Deferred tax assets	107,335	(103,863	)(d)	38,242
		34,770	(e)
Property and equipment, net	9,290			9,290
Other assets	3,265	900	(a)	4,165
Total assets	$306,145	$(181,665)		$124,480
Liabilities and stockholder’s equity (deficit)
Long-term debt	$—	$60,000	(a)	$60,000
Accrued compensation and benefits	264,253	252,794	(d)	15,464
		(490,222	)(d)
		(11,361	)(d)
Accounts payable and accrued expenses	8,586			8,586
Due to affiliates	972	40,100	(b)	41,072
Amounts payable pursuant to tax receivable agreement	—	29,554	(e)	29,554
Other liabilities	4,689			4,689
Total liabilities	278,500	(119,135)		159,365
Artio Global Investors stockholder’s equity (deficit)
Common stock	~~400~~
Class A ~~Common Stock~~common stock - $0.001 par value per share, none authorized and outstanding on an actual basis, and 500,000,000 shares authorized 19,555,481 shares issued and 17,155,481 outstanding on a pro forma basis		15	(c)	19
		2	(c)
		2	(g)
Class B ~~Common Stock~~common stock - $0.001 par value per share, none authorized and outstanding on an actual basis, and 18,000,000 shares authorized and 15,600,000 shares issued and outstanding on a pro forma basis		18	(f)	16
		(2	)(c)
Class C ~~Common Stock~~common stock - $0.01 par value per share, 210,000,000 authorized and 42,000,000 issued and outstanding on an actual basis (after giving retroactive effect to an expected 10,500:1 stock split), and 29,400,000 shares issued and outstanding on a pro forma basis	420	(126	)(c)	294
Additional paid-in capital	~~17,950~~17,930			571,926

	Actual	Adjustments		Pro Forma
	(in thousands, except shares and per share amounts)
		300,747	(c)
		(252,514	)(c)
		490,222	(d)
		5,216	(e)
		(18	)(f)
		(2	)(g)
		10,345	(h)
Retained earnings (deficit)	9,295	(201,311	)(b)	(548,673)
		(252,794	)(d)
		(103,863	)(d)
Treasury ~~stock (~~ Stock (2,400,000 shares of Class A common stock on a pro forma basis), at cost	—	(48,122	)(c)	(48,122)
Total Artio Global Investors stockholder’s equity (deficit)	27,645	(52,185)		(24,540)
Non-controlling interests	—	(10,345	)(h)	(10,345)
Total equity (deficit)	27,645	(62,530)		(34,885)
Total liabilities and stockholder’s equity (deficit)	$306,145	$(181,665)		$124,480

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

Notes to Unaudited Pro Forma Consolidated Statement of Financial Position
As of June 30, 2009

(a)
Represents Artio Global Holdings’ incurrence, in connection with this offering, of $60.0 million of indebtedness, which increases cash by $59.1 million after the payment of $0.9 million of structuring fees.  The structuring fees will be recorded as an asset within “other assets” in our statement of financial position and amortized over time.

(b)
Represents a $201.3 million distribution to Julius Baer Holding Ltd. which is comprised of the stockholder’s equity of the company funded from $141.2 million of cash and $20.0 million of marketable securities, plus an additional amount of $40.1 million that will be payable within one year of the completion of this offering, which is recorded as “due to affiliates”.

(c)
New investors in this offering will own shares of our Class A common stock.  We expect that the net proceeds from this offering will be $300.8 million, which reflects a reduction of $22.6 million relating to the underwriting discount. The pro forma effect of this offering and the repurchase of shares of Class C common stock from Julius Baer Holding Ltd. and shares of Class A common stock from each of our Principals, which also affects the par values of the applicable shares of common stock and paid-in capital, are:

●
recognition of the net proceeds from the sale of 15.0 million shares in this offering of $300.8 million, after deducting underwriting discounts of $22.6 million, assuming an initial public offering price of $21.56 per share of Class A common stock less $1.51 underwriting discount per share.  The net proceeds are shown as an increase in our paid-in capital and common stock on the statement of financial position;

●	the exchange by each of our Principals of 1.2 million New Class A Units (together with the corresponding shares of Class B common stock) for shares of Class A common stock; and

●
our use of the net proceeds to repurchase and retire 12.6 million shares of Class C common stock owned by Julius Baer Holding Ltd. and to repurchase, and record as treasury stock, 1.2 million shares of Class A common stock from each of our Principals at a price equal to the per share net amount raised in the offering.

(d)
In connection with this offering, each of our Principals will exchange his Class B profits interests in Artio Global Management for New Class A Units in Artio Global Holdings.  Upon such exchange, we will no longer have an obligation to repurchase the Class B profits interests of each Principal and each Principal will no longer have the ability to put his interests to us.  As a result of these changes to the operating agreement of Artio Global Management, the complete vesting of each Principal’s Class B profits interests and the tax receivable agreement we will enter into with our Principals in connection with this offering, we will incur a compensation charge of $252.8 million, which is charged against retained earnings.  The portion of the compensation charge associated with the vesting of the Class B profits interests differs from the total vested and unvested amount reflected in the historical financial statements.  The amount reflected in the historical financial statements was based on a model specified in the operating agreement of Artio Global Management, which was believed, in the absence of direct market inputs, to reflect the fair value of the Class B profits interests, while the amount reflected in the pro forma statement of financial position is based on the assumed offering price of the shares of our Class A common stock in this offering, which totals $164.6 million as well as the value of the tax receivable agreement which totals $88.2 million.  As a result, the liability we have historically accrued relating to the redemption value of the profits interests of our Principals, as of June 30, 2009, including the charge mentioned above which total $490.2 million, will be reclassified to additional paid-in capital within the consolidated statement of financial position.  No deferred tax asset will be computed on the charge and the deferred tax asset of $103.9 million that was historically recognized with respect to the redemption value of the profits interests of our Principals, will be de-recognized upon the completion of this offering and is reflected in the pro forma statement of financial condition as a reduction in stockholder’s equity.  In connection with this offering, we will pay out to our Principals the unpaid balance of their aggregate allocation of profits interests, as of immediately prior to this offering. This amount was $11.4 million as of June 30, 2009.

(e)
We are required to make payments under the tax receivable agreement that we will enter into in connection with this offering.  The exchange by each of our Principals of 1.2 million New Class A Units for shares of our Class A common stock on a one-for-one basis is expected to result in an increase in the tax basis of the tangible and intangible assets that would not otherwise have been available.  This increase in tax basis will increase, for tax purposes, our depreciation and amortization expense and will therefore reduce the amount of tax that we would be required to pay in the future.  The pro forma amount for such increase in our deferred tax assets totals $34.8 million as of June 30, 2009 based on an assumed share price of $21.56 and an incremental tax rate of 43.5%.  Accordingly, pursuant to the tax receivable agreement, we will agree to pay each Principal 85% of the actual reduction in U.S. federal, state and local tax payments that we realize as a result of this increase in tax basis created by such Principal’s exchanges.  The obligation to pay 85% of the actual reduction in tax payments to our Principals is an obligation of the company.  The pro forma liability of $29.6 million payable under this tax receivable agreement is shown as a liability in our statement of financial position as of June 30, 2009.  The net deferred tax asset, after payment under this tax receivable agreement, amounted to $5.2 million and is shown as an increase to paid-in capital within the pro forma statement of financial position.  Future cash savings and related payments to our Principals in respect of subsequent exchanges would be in addition to these amounts.

Any payments made under the tax receivable agreement may give rise to additional tax benefits and additional potential payments under the tax receivable agreement.  We anticipate that we will account for the income tax effects and corresponding tax receivable agreement effects resulting from the future taxable exchanges by our Principals of New Class A Units for shares of our Class A common stock by recognizing an increase in our deferred tax assets, based on enacted tax rates at the date of the exchange.  Further, we will evaluate the likelihood that we will realize the benefit represented by the deferred tax asset and, to the extent that we estimate that it is more likely than not that we will not realize the benefit, we will reduce the carrying amount of the deferred tax asset with a valuation allowance.  We expect to record the estimated amount of the increase in deferred tax assets, net of any valuation allowance, directly in paid-in capital and we will record a liability for the expected amount we will pay our Principals under the tax receivable agreement (85% of the actual reduction in tax payments), estimated using assumptions consistent with those used in estimating the net deferred tax assets.

The computation of the deferred tax benefit takes into account the aforementioned additional tax benefits and additional potential payments made under the tax receivable agreement.  The computation of the total deferred tax benefit is as follows:

Fair value of 1.2 million shares sold upon exchange of New Class A Units by each of the Principals	$51.8 million
Assumed future effective tax rate	43.5%
Tax deduction	22.5
Additional deferred tax benefits	12.3
Total deferred tax benefit	$34.8 million

Therefore, at the date of an exchange of New Class A Units for shares of our Class A common stock, the net effect of the accounting for income taxes and the tax receivable agreement on our financial statements will be a net increase to paid-in capital of 15% of the estimated realizable tax benefit.  The effect of subsequent changes in any of our estimates after the date of the exchange will be included in net income.  Similarly, the effects of changes in enacted tax rates and in the applicable tax laws will be included in net income.

(f)	Represents the issuance of 18 million shares of Class B common stock, in the aggregate, to our Principals in the reorganization.

(g)
Represents the issuance of 2,155,481 shares of restricted stock to our directors and employees (other than our Principals) in connection with this offering, which generally vest over a five-year period.

(h)
Represents the establishment of a non-controlling interest as a result of the reclassification of our Principals’ economic interests held in Artio Global Management from Class B profits interests to non-controlling interests (representing our Principals’  26.0% pro forma interest in Artio Global Holdings, which exclude the dilutive impact of the unvested portion of the 2,155,481 shares of restricted stock that we expect to issue to our directors and employees (other than our Principals) in connection with this offering, totaling            ~~,~~ 1,684,841, which generally vest over a five-year period).

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following selected historical consolidated financial data of Artio Global Investors Inc. and subsidiaries should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and notes thereto included elsewhere in this prospectus. In accordance with Securities and Exchange Commission’s Staff Accounting Bulletin Topic 4:C, the selected consolidated statement of income data for the years ended December 31, 2004, 2005, 2006, 2007 and 2008 and for the six months ended June 30, 2008 and 2009, and the selected consolidated statement of financial position data as of December 31, 2004, 2005, 2006, 2007 and 2008 and June 30, 2009 give retroactive effect to a 10,500:1 stock split that was effected as of              , 2009. The selected consolidated statement of income data for the years ended December 31, 2006, 2007, and 2008 and the selected consolidated statement of financial position data as of December 31, 2007 and 2008 have been derived from our audited consolidated financial statements, included elsewhere in this prospectus. The selected consolidated statement of income data for the six months ended June 30, 2008 and 2009 and the consolidated statement of financial position as of June 30, 2009 have been derived from our unaudited interim consolidated financial statements. These unaudited interim consolidated financial statements have been prepared on substantially the same basis as our audited consolidated financial statements and include all adjustments that we consider necessary for a fair presentation of our consolidated results of operations and financial condition for the periods presented therein. Our results for the six months ended June 30, 2008 and 2009 are not necessarily indicative of our results for a full fiscal year.

	Year Ended December 31,					Six Months Ended June 30, (unaudited)
	2004	2005	2006	2007	2008	2008	2009
	(in thousands, except per share amounts)
Statement of Income Data:
Revenues and other operating income
Investment management fees	$106,282	$201,285	$300,432	$445,558	$425,003	$243,507	$132,576
Net (losses) on assets held for deferred compensation	—	—	—	—	(2,856)	(601)	712
Foreign currency gains (losses)	—	—	—	186	(101)	(21)	32
Total revenues and other operating income	106,282	201,285	300,432	445,744	422,046	242,885	133,320
Expenses
Employee compensation and benefits
Salaries, incentive compensation and benefits	32,864	52,878	69,677	92,277	92,487	52,854	34,917
Allocation of Class B profits interests	12,359	33,748	53,410	83,512	76,074	43,991	21,472
Change in redemption value of Class B profits interests	—	23,557	46,932	76,844	54,558	36,433	35,538
Total employee compensation and benefits	45,223	110,183	170,019	252,633	223,119	133,278	91,927
Shareholder servicing and marketing	7,026	11,993	20,134	25,356	23,369	12,725	7,208
General and administrative	24,498	27,727	31,510	50,002	62,833	34,665	17,578
Total expenses	76,747	149,903	221,663	327,991	309,321	180,668	116,713
Operating income before income tax expense	29,535	51,382	78,769	117,753	112,725	62,217	16,607
Non-operating income (loss)	460	1,391	3,288	7,034	3,181	1,397	(333)
Income from continuing operations before income tax expense	29,995	52,773	82,057	124,787	115,906	63,614	16,274
Income tax expense	13,617	24,123	38,514	58,417	54,755	31,992	7,874
Income from continuing operations	16,378	28,650	43,543	66,370	61,151	31,622	8,400
Income (loss) from discontinued operations, net of taxes(1)	(3,396)	(2,544)	1,231	1,616	—	—	—
Net income	$12,982	$26,106	$44,774	$67,986	$61,151	$31,622	$8,400

	Year Ended December 31,										Six Months Ended June 30, (unaudited)
	2004		2005		2006		2007		2008		2008		2009
Basic and diluted net income per share from continuing operations(2)	$	~~4,094~~0.39	$	~~7,163~~0.68	$	~~10,886~~1.04	$	~~16,592~~1.58	$	~~15,288~~1.46	$	~~7,906~~0.75	$	~~2,100~~0.20
Basic and diluted net income (loss) per share from discontinued operations, net of taxes(2)		(~~849~~0.08)		(~~636~~0.06)		~~307~~0.03		~~404~~0.04		—		—		—
Basic and diluted net income per share(2)	$	~~3,245~~0.31	$	~~6,527~~0.62	$	~~11,193~~1.07	$	~~16,996~~1.62	$	~~15,288~~1.46	$	~~7,906~~0.75	$	~~2,100~~0.20
Cash dividends declared per basic share(2)		$—	$	~~7,500~~0.71		$—	$	~~15,025~~1.43	$	~~29,250~~2.79	$	~~20,500~~1.95	$	~~3,500~~0.33
Weighted average Class C common shares used in basic and diluted net income per share(2)		~~4,000~~42,000		~~4,000~~42,000		~~4,000~~42,000		~~4,000~~42,000		~~4,000~~42,000		~~4,000~~42,000		~~4,000~~42,000

	As of December 31,					As of June 30, 2009
	2004	2005	2006	2007	2008	(unaudited)
	(in thousands)
Statement of Financial Position Data:
Cash and cash equivalents	$28,892	$15,831	$60,096	$133,447	$86,563	$111,324
Assets of discontinued operations(1)	20,239	22,508	11,722	—	—	—
Total assets	99,132	121,214	244,704	355,355	319,476	306,145
Accrued compensation and benefits	28,216	68,880	138,087	245,245	268,925	264,253
Long-term debt	—	—	—	—	—	—
Liabilities of discontinued operations(1)	19,482	6,668	2,725	—	—	—
Total liabilities	59,128	85,104	163,820	266,261	286,231	278,500
Total stockholder’s equity	$40,004	$36,110	$80,884	$89,094	$33,245	$27,645

(1)
Discontinued operations include the former broker-dealer and foreign exchange activities of our company. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—General Overview”.

(2)	As recast to give retroactive effect to a 10,500:1 stock split that was effected as of , 2009.

	Year Ended December 31,					Six Months Ended June 30,
	2004	2005	2006	2007	2008	2008	2009
	(in millions)
Selected Unaudited Operating Data (excluding legacy activities):
Assets under management (1)	$21,582	$34,850	$53,486	$75,362	$45,200	$72,604	$46,826
Net client cash flows (2)	10,784	8,633	7,582	12,150	1,930	4,991	973
Market appreciation (depreciation) (3)	3,282	4,635	11,054	9,726	(32,092)	(7,749)	653

(1)	Reflects the amount of money our clients have invested in our strategies as of the period-end date.

(2)	Reflects the amount of money our clients have invested in our strategies during the period, net of outflows and excluding appreciation (depreciation) due to changes in market value.

(3)	Represents the appreciation (depreciation) of the value of assets under our management during the period due to market performance and fluctuations in exchange rates.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus.

The historical financial data discussed below reflect the historical results of operations and financial condition of Artio Global Investors Inc. and subsidiaries and do not give effect to our reorganization. See “Our Structure and Reorganization” and “Unaudited Pro Forma Consolidated Financial Information” included elsewhere in this prospectus for a description of our reorganization and its effect on our historical results of operations.

General Overview

Business

We are an asset management company that provides investment management services to institutional and mutual fund clients. We manage and advise proprietary funds, commingled institutional investment vehicles, institutional separate accounts and sub-advisory accounts. Our operations are based principally in the United States, while our assets under management are invested primarily outside the United States.

As a holding company, we conduct all of our business activities through our direct subsidiary Artio Global Holdings, an intermediate holding company that conducts no operations but holds our ownership interest in Artio Global Management, our operating subsidiary. In connection with this offering, Artio Global Holdings’ operating agreement will be amended and restated and we will be its sole managing member. Net profits, net losses and distributions, from cash generated from Artio Global Holdings and its subsidiaries, will be allocated and made to its members pro rata in accordance with the percentages of their respective equity interests. Accordingly, its net profits and net losses will be allocated, and distributions of the operating company will be made, approximately 75% to us and approximately 12.5% to each of our Principals, after giving effect to the transactions described herein. As sole managing member of Artio Global Holdings, we will continue to operate and control all of its business and affairs and will consolidate its financial results with ours. We will reflect the ownership interest of our Principals as a non-controlling interest in our statement of income and statement of financial condition. For more information on the pro forma impact of the reorganization and this offering, see “Unaudited Pro Forma Consolidated Financial Information”.

A significant portion of our current employee compensation and benefits expense relates to our Principals’ economic interests in the business. In May 2004, we granted Class B profits interests in Artio Global Management to our Principals, entitling them to a share of its future income. Subsequent to this offering, the costs of the Class B profits interests will no longer be reflected as compensation expense. The economic interests now represented by the Class B profits interests will be reflected as non-controlling interests.

Our historical consolidated financial results include, within discontinued operations, the former broker-dealer and foreign exchange activities of our company. Following the sale by Julius Baer Holding Ltd. of the U.S. private banking business in 2005 and equity brokerage businesses in 2006, we withdrew our broker-dealer registration. Our financial statements also include the results of our foreign exchange activities, conducted within Julius Baer Financial Markets LLC (“JBFM”), which was a wholly owned subsidiary of our company. This activity was initially transferred to our company from an affiliate in December 2005. On December 1, 2007, JBFM was distributed to Julius Baer Holding Ltd., our parent, and is no longer a subsidiary of our company and is therefore reported within discontinued operations. The impact of these activities is described in the notes to our consolidated financial statements, which are included elsewhere in this prospectus.

In addition, our historical financial statements also contain legacy activities. A legacy alternative fund-of-funds business was transferred to an affiliate of our parent in 2006, and a former hedge fund product was discontinued in 2008. The financial results of these legacy businesses did not satisfy the criteria for discontinued operations treatment because of the similarity to the business activities we currently conduct. They are therefore shown within the respective line items of the financial statements as part of continuing operations. In order to make comparisons more meaningful, we present certain information below excluding such legacy activities.

Future Capital Requirements

We expect that our cash and liquidity requirements in the twelve months following this offering, and over the long term, will be met primarily through cash generated by our operations, a $60.0 million three-year term debt facility, and borrowings under a $50.0 million three-year revolving credit facility, each of which will be established in connection with this offering.

The $60.0 million three-year term debt facility will be used, together with available cash, to fund a distribution to us that we will use to fund a distribution to our parent, and will also be utilized to provide working capital and, potentially, seed capital for future investments. Borrowings under the term debt facility will bear interest at a rate equal to, at our option, (i) LIBOR plus 300 basis points under pricing tier 1,350 basis points under pricing tier 2 and 400 basis points under pricing tier 3 or (ii) the base rate plus 200 basis points under pricing tier 1,250 basis points under pricing tier 2 and 300 basis points under pricing tier 3.  Interest will be payable (i) at our option, on a one-, two- or three-month basis, if related to a LIBOR borrowing or (ii) quarterly, if related to a base rate borrowing.  The amortization schedule will require principal payments of 0%, 30% and 30%, in years one, two and three, respectively, as well as a final payment of 40% at maturity. The distribution to our parent will be calculated as $40.1 million plus total stockholder’s equity as of the date of this offering and is estimated to be $201.3 million on a pro forma basis ($161.2 million of which will be declared prior to this offering and paid shortly after the completion of this offering and $40.1 million of which will be declared prior to this offering but will be payable within one year of the completion of this offering).

The $50.0 million three-year revolving credit facility will be used primarily for working capital needs. Borrowings under the revolving credit facility will bear interest at a rate equal to, at our option, (i) LIBOR plus 300 basis points under pricing tier 1,350 basis points under pricing tier 2 and 400 basis points under pricing tier 3 or (ii) the base rate plus 200 basis points under pricing tier 1,250 basis points under pricing tier 2 and 300 basis points under pricing tier 3. The interest rate will be floating and will reset at certain intervals.

The term debt facility and revolving credit facility are expected to contain certain customary covenants including, but not limited to, limitations on Artio Global Holdings’ ability to: (1) incur indebtedness, (2) engage in mergers or other fundamental changes to its business, or sales and other dispositions of its property or assets and (3) make dividend payments or other distributions (other than, among others, distributions for taxes, a distribution in an amount equal to the consolidated member’s equity of Artio Global Holdings and its subsidiaries, which will be declared prior to this offering and paid shortly after the completion of this offering, or the deferred distribution of $40.1 million which we will declare prior to this offering and pay within one year of the completion of this offering), if its consolidated leverage ratio (calculated as set forth below) would exceed 1.5x on a pro forma basis after giving effect to such payment or if it is in default under the term debt facility or the revolving credit facility.

In addition, the covenants in the term debt facility and revolving credit facility are expected to require compliance with the following financial ratios, to be calculated on a consolidated basis at the end of each fiscal quarter:

●
maintenance of a maximum consolidated leverage ratio (calculated as the ratio of consolidated funded indebtedness (as defined in the credit facility agreement) plus the remaining amount of the deferred distribution of $40.1 million which we will declare prior to this offering and pay within one year of the completion of this offering to consolidated EBITDA (as defined) for the last six months calculated on an annualized basis) of less than or equal to 2.00x; and

●
maintenance of a minimum consolidated interest coverage ratio (calculated as the ratio of consolidated EBITDA (as defined in the credit facility agreement) for the last six months to consolidated interest charges (as defined) for such period) of greater than or equal to 4.00x.

Our anticipated capital requirements include:

●	providing capital to facilitate our expansion into new products or strategies, both to fund their operating expenses and, potentially, as seed capital to invest in such products or strategies;

●	managing working capital needs, as we receive payments of fees on a deferred basis;

●	paying our operating expenses, primarily consisting of employee compensation and benefits;

●	making principal payments on our $60.0 million term debt facility;

●	paying interest expense on the indebtedness we intend to incur in connection with this offering (including the term debt facility and revolving credit facility);

●
paying dividends in accordance with our dividend policy and the $40.1 million dividend declared prior to this offering that will be payable to our parent within one year of the completion of this offering;

●	paying income taxes, including distributions by our operating company to us and the Principals to cover income taxes; and

●	paying amounts due to our Principals with respect to the tax receivable agreement.

We are a holding company and have almost no assets other than our ownership of membership units in Artio Global Holdings and the deferred tax asset related to our Principals’ ownership of interests in Artio Global Holdings. In connection with the reorganization, our operating company intends to make an estimated distribution of $161.2 million to its existing members representing all of the undistributed earnings generated up to the date of this offering. Artio Global Holdings also expects to establish, in connection with this offering, a $60.0 million term debt facility which, together with available cash, will be used to fund a distribution to us and for other purposes described above. We anticipate that distributions to the members of Artio Global Holdings, which immediately following this offering will consist of our Principals and us, will continue to be a material use of our cash resources and will vary in amount and timing based on our operating results and dividend policy. We currently intend to declare regular cash dividends, from the first quarter of 2010 onward, to holders of our Class A common stock and Class C common stock.

We will fund any distribution pursuant to our dividend policy by causing (i) Artio Global Management to make a distribution to Artio Global Holdings, and (ii) Artio Global Holdings to distribute to us and our Principals, on a pro rata basis, all or a portion of the proceeds received by it.

We may be required to make payments under the tax receivable agreement we will enter into with our Principals in connection with this offering. The future taxable exchanges by our Principals of New Class A Units of Artio Global Holdings for our Class A common stock, on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications and other similar transactions, is expected to result in an increase of the tax basis of Artio Global Holdings’ tangible and intangible assets with respect to such exchanged New Class A Units. This increase in tax basis will increase, for tax purposes, the amount of depreciation and amortization expense allocable to us generally over a 15-year period from the year of exchange and may therefore reduce the amount of tax that we would otherwise have been required to pay. Pursuant to the tax receivable agreement, we will agree to pay to each of our Principals 85% of the amount of the reduction in tax payments, if any, in U.S. federal, state and local income tax that we actually realize as a result of this increase in tax basis created by each Principal’s exchanges. Assuming no material changes in the relevant tax law and that we can earn sufficient taxable income to realize the full tax benefit of the increased basis, the reduced tax payments for us from such exchanges would aggregate approximately $275.2 million over 15 years from conversion using the offering price per share as a basis for calculation and assuming such exchanges, other than the exchanges upon this offering, would occur six months after this offering. Under such scenario we would be required to pay our Principals 85% of such amount, or $233.9 million over the 15-year period from such assumed year of exchange based on an assumed price of $21.56 per share of our Class A common stock (the midpoint of the price range set forth on the cover of this prospectus) at the time of the exchange of all of their New Class A Units. The actual amounts may materially differ from these hypothetical amounts and may be substantial, as potential future payments will be calculated using the market value of the shares and the prevailing tax rates at the time of exchange and will be dependent on us generating sufficient future taxable income to realize the benefit.

Payments to the Principals under the tax receivable agreement, if any, will be made on an annual basis to the extent there is sufficient taxable income to utilize the increased depreciation and amortization charges. The availability of sufficient taxable income to utilize the increased depreciation and amortization expense will not be determined until such time as the financial results for the year in question are known and tax estimates prepared which, typically, are within 90 days of the end of such calendar year. We expect to make payments to our Principals, to the extent they are required, within 105 days of the calendar year in which the increased depreciation and amortization expense was utilized. Further, we have the right to terminate the tax receivable agreement prior to the utilization of the increased depreciation and amortization expenses. If we choose to exercise such right, we would be required to pay the

Principals the net present value of all future payments under the tax receivable agreement. If we were required to make any such termination payment, we may have to incur debt to finance the payment to the extent our cash resources are insufficient to meet our obligations under the agreement. Although we are not aware of any issue that would cause the IRS to challenge a tax basis increase, we will not be reimbursed for any payments previously made under the tax receivable agreement if the basis increase were to be successfully challenged by the IRS. As a result, in certain circumstances, payments could be made under the tax receivable agreement in excess of the reduction in tax payments that we actually realize. Therefore, we may need to incur debt to finance payments to the IRS if the basis increase is successfully challenged by the IRS. The potential future payments to our Principals, if any, under the tax receivable agreement will be funded by the reduction in tax payments as well as the incurrence of debt, to the extent necessary, as described above.

The impact that the tax receivable agreement will have on our consolidated financial statements will be the establishment of a liability, upon the exchanges of our Principals’ New Class A Units for our Class A common stock, representing 85% of the estimated future tax benefits, if any, relating to the increase in tax basis associated with the future taxable exchanges by our Principals. As the amount and timing of any payments will vary based on a number of factors (including the timing of future exchanges, the price of our Class A common stock at the time of any exchange, the extent to which such exchanges are taxable and the amount and timing of our income), depending upon the outcome of these factors, we may be obligated to make substantial payments to our Principals. In light of the numerous factors affecting our obligation to make such payments, however, the timing and amount of any such actual payments are not reasonably ascertainable at this time.

Cash Flows

The following table sets forth our cash flows on a GAAP basis for 2006, 2007 and 2008, and the first six months of 2008 and 2009:

	For the year ended December 31,			For the six months ended June 30,
	2006	2007	2008	2008	2009
(dollars in thousands)
Cash flow data:
Net cash provided by (used in) operating activities	$45,501	$112,215	$100,109	$22,316	$(3,234)
Net cash provided by (used in) investing activities	(11,924)	19,991	(29,892)	(11,418)	41,963
Net cash (used in) financing activities	─	(60,000)	(117,000)	(82,000)	(14,000)
Effect of exchange rate changes on cash	─	186	(101)	(22)	32
Net increase (decrease) in cash and cash equivalents	$33,577	$72,392	$(46,884)	$(71,124)	$24,761

The change in operating cash flows during the first six months of 2009 from a provision to a use reflects materially lower net income. The first six months of the year is the period of our greatest cash use, since we make incentive compensation and profits interests payments to our Principals for the prior year during the first six months. The significant cash use is not indicative of what can be expected for the remaining half of 2009. We reduced our holdings of investment securities during the first half of 2009 to pay incentive compensation awards, profits interests, and a $14 million dividend to our parent.

Net purchases of marketable securities are included in net cash provided by operating activities in 2006 in accordance with accounting guidance for SEC-registered broker dealers. We discontinued this treatment as of January, 2007 since we withdrew our broker-dealer license in the second half of 2006. For 2007 and 2008, net purchases of marketable securities are reflected in cash provided by (used in) investing activities. As a result, the components of our cash flows are not comparable between 2006 and the subsequent years. We believe it is more meaningful to present cash flows relating to marketable securities in 2006 in a manner consistent with the 2007 and 2008 presentations. This results in a non-GAAP presentation of reclassified operating and investing cash flows for 2006. In addition to these reclassifications, we also separated operating cash flows related to discontinued operations from those related to continuing operations in 2006 and 2007. We did not reflect the cash flows for the six months ended June 30, 2008 and 2009 below, as such amounts are reported on a consistent basis in the GAAP presentation.

	For the year ended December 31,
	2006	2007	2008
(dollars in thousands)
Cash flow data:
Net cash provided by operating activities	$45,501	$112,215	$100,109
Net purchases of marketable securities	33,054	─	─
Discontinued operations	5,792	(7,938)	─
Reclassified non-GAAP cash flow provided by continuing operating activities	84,347	104,277	100,109
Net cash provided by (used in) investing activities	(11,924)	19,991	(29,892)
Net purchases of marketable securities	(33,054)	─	─
Reclassified non-GAAP cash flow provided by (used in) investing activities	(44,978)	19,991	(29,892)
Net cash (used in) financing activities	─	(60,000)	(117,000)
Reclassified net cash provided by (used in) discontinued operations	(5,792)	7,938	─
Effect of exchange rate changes on cash	─	186	(101)
Net increase (decrease) in cash and cash equivalents	$33,577	$72,392	$(46,884)

Reclassified non-GAAP cash flow provided by continuing operating activities decreased by $4.2 million in 2008 from 2007. Net income in 2008 decreased by $6.8 million from 2007 levels as our revenues decreased due to reduced average assets under management and reduced effective fee rates as discussed in “Results of Operations”. Net cash provided by continuing operating activities (non-GAAP) increased by $20.0 million to $104.3 million for the year ended December 31, 2007 from $84.3 million for the year ended December 31, 2006 primarily as a result of an increase in net income of $23.2 million. In addition, cash flows from operating activities (non-GAAP) has grown as a result of higher non-cash expenses net of taxes totaling $16.6 million, primarily relating to compensation charges associated with the change in redemption value of our Principals’ Class B profits interests. These were partially offset by increased fees receivable and accrued income of $11.6 million.

Investing activities consist primarily of investments of our excess cash balances. We typically invest in instruments issued by the U.S. Treasury or its agencies and manage our purchases or sales of such investments in order to meet certain large outlays, particularly dividend payments to our parent. In 2006, we did not make a dividend payment and, as a result, we did not have to sell a significant part of our marketable securities portfolio to meet that obligation. In 2007, we paid our parent $60 million in dividends, which required us to sell a portion of the investments we purchased in 2006 and 2007. We ended 2007 with a large cash balance after the dividend payment. In 2008, we partially funded the $117 million dividend through the sale of marketable securities.

Net cash used by financing activities was $117 million and $60 million for the years ended December 31, 2008 and 2007, respectively, as a result of dividends to our parent in those amounts. No cash was used by financing activities in 2006.

Market Risk

Revenues and Other Operating Income

Our exposure to market risk is directly related to the role of our operating company as investment advisor for the proprietary funds, institutional commingled funds, separate accounts, and sub-advised accounts it manages. Substantially all of our revenue is derived from investment advisory agreements with these funds and accounts. Under these agreements, the fees we receive are based on the fair value of the assets under management and our fee rates. Accordingly, our revenue and income may decline as a result of:

●	the value of assets under management decreasing;

●	our clients withdrawing funds; or

●	a shift in product mix to lower margin products.

The fair value of assets under management was $46.8 billion as of June 30, 2009. Assuming a 10% increase or decrease in the value of the assets under management and the change being proportionally distributed over all our products, the fair value would increase or decrease by $4.7 billion, which would cause an annualized increase or decrease in total revenues and other operating income of approximately $29.0 million at our current effective fee rate.

We have not adopted a corporate-level risk management policy regarding client assets, nor have we historically attempted to hedge at the corporate level the market risks that would affect the value of separate client portfolios or our overall assets under management. Indeed, some of these risks (e.g., sector risks, currency risks) are inherent in certain strategies, and clients may invest in particular strategies to gain exposure to these risks.

Marketable Securities

We are subject to market risk from a decline in the price of marketable securities that we own to manage our excess cash and fund future deferred compensation liabilities. These securities consist primarily of U.S. government and agency instruments. The fair value of these marketable securities was $28.6 million as of June 30, 2009. Management regularly monitors the value of these investments; however, given their nature and relative size, we have not adopted a specific risk management policy to manage the associated market risk. Assuming a 10% increase or decrease in the values of these marketable securities, the fair value would increase or decrease by $2.9 million at June 30, 2009.

The marketable securities held as of June 30, 2009 were denominated in U.S. dollars. The securities held in relation to the deferred compensation plan include mutual funds whose underlying assets are primarily non-dollar denominated. The effect of a change in exchange rates on such securities would not have a material effect on the financial statements.

Exchange Rate Risk

A substantial portion of the accounts that we advise, or sub-advise, hold investments that are denominated in currencies other than the U.S. dollar. These client portfolios may hold currency forwards or other derivative instruments. The fair value of these investments and instruments may be affected by movements in the rate of exchange between the U.S. dollar and the underlying foreign currency. Such movements in exchange rates affect the fair value of assets held in accounts we manage, thereby affecting the amount of revenue we earn. The fair value of the assets we manage was $46.8 billion as of June 30, 2009. The fair value of the assets under management would decrease, with an increase in the value of the U.S. dollar, or increase, with a decrease in the value of the U.S. dollar. Excluding the impact of any hedging arrangements, a 10% increase or decrease in the value of the U.S. dollar would decrease or increase the fair value of the assets under management by $3.5 billion, which would cause an annualized increase or decrease in total revenues and other operating income of $21.6 million. As of June 30, 2009, approximately 74.8% of our assets under management was denominated in currencies other than the U.S. dollar.

Interest Rate Risk

Certain of the accounts we advise or sub-advise own fixed income securities. Further, we typically invest our excess cash balances in short-term U.S. government fixed income securities. Interest rate changes affect the fair value of such investments or the revenue we earn from them.

Assuming a 100 basis point increase or decrease in the U.S. Treasury Note rate (and rates directly or indirectly tied to such rate), we estimate that the value of the fixed income securities we manage or sub-advise would change by approximately $248.5 million. The impact of such change would not have a material impact on our revenues or net income.

Additionally, borrowings under our new $60.0 million term debt facility will bear interest, at our option, (i) of one-, two-, three-, or six-month LIBOR plus 300 basis points under pricing tier 1, 350 basis points under pricing tier 2 and 400 basis points under pricing tier 3 or (ii) the base rate plus 200 basis points under pricing tier 1,  250 basis points under pricing tier 2 and 300 basis points under pricing tier 3. For every 10 basis point move in interest rates, our annual interest expense will increase or decrease by approximately $        ~~.~~60,000.

Contractual Obligations

The following table sets forth our total contractual obligations as of December 31, 2008.

	Payments Due by Pay Period
	Total		Less than 1 year	1-3 Years	3-5 Years	More than 5 Years
(dollars in thousands)
Long-term debt facility	$		$	$	$	$
Operating lease obligations		20,638	3,739	7,495	7,524	1,880
Other non-cancellable obligations		2,175	2,175	─	─	─
Vested redemption value of Principals’ Class B profits interests		201,890	─	─	─	201,890
Total		$224,703	$5,914	$7,495	$7,524	$203,770

The majority of the long-term liabilities relate to the vested redemption value of our Principals’ Class B profits interests. As a result of the amendment and restatement of our operating company’s operating agreement at the time of this offering, this liability will be eliminated upon closing of this offering as the modification of the operating agreement will result in the Class B profits interests being accounted for as equity.

In connection with this offering, Artio Global Holdings intends to establish a $60.0 million term debt facility which, together with available cash, will fund a distribution to us that we will use to fund a distribution to our parent, and will also be utilized to provide working capital for our business and, potentially, seed capital for future investment products. In addition, Artio Global Holdings will enter into a $50.0 million revolving credit facility to be used primarily for working capital needs. The distribution to our parent will be calculated as $40.1 million plus total stockholder’s equity as of the date of this offering and is estimated to be $201.3 million on a pro forma basis ($161.2 million of which will be declared prior to this offering and paid shortly after the completion of this offering and $40.1 million of which will be declared prior to this offering but will be payable within one year of the completion of this offering).

BUSINESS

Focused Business Model

Our business model is designed to focus the vast majority of our resources on meeting our clients’ investment objectives. Accordingly, we take internal ownership of the aspects of our operations that directly influence the investment process, our client relationships and risk management. We seek to outsource, whenever appropriate, support functions, including middle- and back-office activities, to industry leaders, whose services we closely monitor. This allows us to focus our efforts where we believe we can add the most value. We believe this approach has also resulted in an efficient and streamlined operating model, which has generated strong operating margins, limited fixed expenses and an ability to maintain profitability during difficult periods. As a result, in the six months ended June 30, 2009 and the year ended December 31, 2008, on a pro forma basis, we produced an operating pre-tax profit of $66.3 million and $247.6 million from total revenues and other operating income of $133.3 million and $422.0 million, representing an operating pre-tax profit margin of 49.7% and 58.7%, respectively.

MANAGEMENT

Executive Compensation

Summary Compensation Table

The following table presents summary information concerning the compensation earned during the years ended December 31, 2008 and 2007 by our Chief Executive Officer, Chief Financial Officer and the next three most highly compensated executive officers, whom we refer to collectively as the “named executive officers”.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock & Option Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Richard Pell Chief Executive Officer	2008	400,000	—(4)	—	7,035,440	7,435,440
	2007	400,000	—(4)	—	27,475	427,475
Rudolph-Riad Younes Head of International Equity	2008	400,000	—(4)	—	7,035,440	7,435,440
	2007	400,000	—(4)		27,475	427,475
Glen Wisher President	2008	350,000	1,250,000	46,521	18,840	1,665,361
	2007	350,000	1,920,000	46,521	19,625	2,336,146
Tony Williams Chief Operating Officer	2008	280,000	1,250,000	19,938	7,850	1,557,788
	2007	280,000	1,920,000	19,938	8,635	2,228,573
Francis Harte Chief Financial Officer	2008	250,000	600,000	—	3,140	853,140
	2007	250,000	675,000	—	3,925	928,925

(1)
Amounts shown in this column represent the total annual discretionary bonus award granted to the individual relative to performance during 2008 or 2007. A portion of the total bonus is subject to mandatory deferral and vesting over a three year period, which is included within the amount above. The deferred portion of these bonuses is as follows: Mr. Wisher $275,000 for 2008; $530,520 for 2007; Mr. Williams $275,000 for 2008; $530,500 for 2007; and Mr. Harte $67,500 for 2008; $90,000 for 2007. The deferred portion also is reflected in the Nonqualified Deferred Compensation table below.

(2)	Amounts shown in this column represent the estimated fair value, for accounting purposes, relating to shares (and options, in the case of Mr. Wisher) of our parent company’s common stock. The value of these awards is based on the market value of such shares and options on the date of grant.

(3)
The amounts shown in this column reflect company contributions to the executive’s account under the company’s nonqualified supplemental retirement plan and the payment for Messrs. Pell and Younes in the amount of $7,008,750 relating to their deferred compensation agreement.  See “Prospectus Summary—Distributions.”

(4)
Our Principals have not historically received a bonus but have instead benefited from the increased value of their Class B profits interests as well as distributions in respect of such interests. We incurred compensation charges for financial accounting purposes relating to the allocation of income to our Principals pursuant to their Class B profits interests which totaled $38,036,900 for 2008; $41,756,150 for 2007 for Mr. Pell, and $38,036,900 for 2008; $41,756,150 for 2007 for Mr. Younes. We also incurred compensation charges, for financial accounting purposes, for the changes in redemption value of their Class B profits interests of our Principals. Such amount, which is non-cash in nature, totaled $27,278,700 for 2008; $38,421,950 for 2007 for Mr. Pell, and $27,278,700 for 2008; $38,421,950 for 2007 for Mr. Younes.

Nonqualified Deferred Compensation

The following table sets forth information concerning the nonqualified deferred compensation benefits of the named executive officers.

Name	Executive Contributions in Last FY ($)(1)	Registrant Contributions in Last FY ($)(2)		Aggregate Earnings (losses) in Last FY ($)	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Last FYE ($)
Richard Pell
Nonqualified deferred compensation plan	—	4,438,850	(2)	—	7,008,750	—
Nonqualified supplemental retirement plan	––	26,690	(3)	(56,288)	––	321,108

Rudolph-Riad Younes
Nonqualified deferred compensation plan	—	4,438,850	(2)	—	7,008,750	—
Nonqualified supplemental retirement plan	––	26,690	(3)	(32,685)	––	189,707

Glen Wisher
Nonqualified supplemental retirement plan	––	18,840	(3)	(17,601)	––	104,768
Mandatory bonus deferral plan	275,000	—		(311,315)	223,597	611,427

Tony Williams
Nonqualified supplemental retirement plan		7,850	(3)	(3,718)	––	26,130
Mandatory bonus deferral plan	275,000	—		(369,284)	246,432	614,426

Francis Harte
Nonqualified supplemental retirement plan		3,140	(3)	(3,137)	––	22,313
Mandatory bonus deferral plan	67,500	—		(38,717)	9,601	142,048

(1)
Represents amounts deferred in conjunction with the company’s Incentive Award and Special Deferred Compensation Award Program relating to 2008. These amounts were not reflected within compensation expense in 2008 because they were deferred and vest over a three year period and the compensation expense will be distributed evenly throughout the vesting period.  These amounts are included in the summary compensation table above.

(2)
For Messrs. Pell and Younes, such amount includes the amortization of awards under deferred compensation arrangements entered into during 2004 which initially vested over a ten year period. These arrangements were amended in December 2007 to provide for the full payment of the deferred compensation as of December 31, 2008. The 2008 compensation expense for these arrangements amounted to $4,438,852 for Mr. Pell and $4,438,852 for Mr. Younes. The amounts paid to Messrs. Pell and Younes during 2008 in full settlement of these deferred compensation arrangements amounted to $7,008,750 and $7,008,750, respectively and are included in the summary compensation table above.

(3)	Represents our contribution to the executives’ accounts under our nonqualified supplemental retirement plan.

Under the company’s Incentive Award and Special Deferred Compensation Award Program, annual incentive awards are awarded in the company’s sole discretion to select employees and officers. The portion of a participant’s annual cash incentive award that will be automatically deferred under the program is determined in accordance with the schedule contained in the program document. The deferred portion of the incentive award vests and is paid in equal installments over three years commencing on the first anniversary of the date the non-deferred portion of the incentive awards are paid, as long as the participant remains actively employed by the company through the applicable vesting date. A participant forfeits all rights to a deferred award if the participant violates the non-competition, non-solicitation and confidentiality covenants set forth in the program or violates the terms of any release previously entered into as a condition of receipt of payment under the program. If a participant’s employment terminates by reason of the participant’s death, “disability”, “retirement” or a “qualifying termination” (as these terms are defined in the program), the participant will be fully vested in his deferred compensation and the deferred amounts will be paid in accordance with the payment schedule described above. A “qualifying termination” means a termination as a result of the permanent elimination of the participant’s job position or any termination by the company (or its successor) without cause following a “change in control” (as the term is defined in the program).

We offer a nonqualified supplemental retirement plan to our officers. This plan is a nonqualified plan and is an unsecured obligation of the company. The contribution amount is determined by multiplying the individual’s base salary in excess of the compensation limit for determining contributions to qualified plans mandated by the Internal Revenue Service in effect for the plan year by 15.7%.

Potential Payments upon Termination or Change in Control

We expect to enter into employment agreements (see “—Employment Agreements—Executive Compensation” below) that will provide for compensation to the named executive officers in the event of certain types of termination of employment. The table(s) below provide details of the nature and amounts of compensation payable to each named executive officer, assuming that the employment agreements became effective and their initial restricted stock grants were issued as of December 31, 2008, the last day of our 2008 fiscal year, and a hypothetical termination of employment occurred on such date.

Name	Termination due to Death or Disability ($)	Involuntary Not for Cause Termination ($)	Change in Control Termination ($)
Richard Pell (1)	0	0	0

Name	Termination due to Death or Disability ($)		Involuntary Not for Cause Termination ($)		Change in Control Termination ($)
Rudolph-Riad Younes (1)	0		0		0
Glen Wisher (2)	1,920,000	(2(a))	7,419,181	(2(b))	7,419,181	(2(c))
Tony Williams(2)	1,920,000	(2(a))	7,209,181	(2(b))	7,209,181	(2(c))
Francis Harte(2)	675,000	(2(a))	3,251,838	(2(b))	3,251,838	(2(c))

(1)
The amounts shown in the table for the Principals reflect the following payments and benefits to which they would have been entitled under the hypothetical termination scenarios described above: (i) $0 for any accrued but unpaid base salary (and other vested and accrued employee benefits) through December 31, 2008, under the assumption that there would have been none (the company paid salary for the last payroll period in 2008 on December 31, 2008); and (ii) $0 for earned but unpaid bonus for 2007, as bonuses with respect to 2007 were paid during 2008 prior to December 31, 2008.  Please refer to “—Employment Agreements” for further description of the termination of employment provision in the Principals’ employment agreements.

(2)
The amounts shown in the table for Messrs. Wisher, Williams and Harte reflect the following payments and benefits to which they would have been entitled under the hypothetical termination scenarios described above:

(a)
Termination due to Death or Disability: (i) $0 for accrued benefits under the assumption that there would have been none; (ii) $0 for earned but unpaid bonus for 2007, as bonuses with respect to 2007 were paid during 2008 prior to December 31, 2008; and (iii) a pro-rata bonus equal to 100% (as the executives were employed for all of 2008) of the bonus granted for 2007 performance of $1,920,000 for each of Mr. Wisher and Mr. Williams and $675,000 for Mr. Harte.

(b)
Involuntary Not for Cause Termination: (i) $0 for accrued benefits under the assumption that there would have been none; (ii) continued payments of base salary for the remaining term of the agreement of three years, totaling $1,050,000 for Mr. Wisher, $840,000 for Mr. Williams and $750,000 for Mr. Harte; (iii) $0 for earned but unpaid bonus for 2007, as bonuses with respect to 2007 were paid during 2008 prior to December 31, 2008; (iv) a pro-rata bonus equal to 100% (as the executives were employed for all of 2008) of the bonus granted for 2007 performance of $1,920,000 for each of Mr. Wisher and Mr. Williams and $675,000 for Mr. Harte; (v) $78,624 for three years of continued medical and dental benefits for each executive; and (vi) continued vesting of shares of restricted stock granted to the executive at the time of the offering through the three year remaining term of the agreement, totaling $4,370,557 for each of Mr. Wisher and Mr. Williams (calculated as 202,716 shares multiplied by an assumed offering price of $21.56 per share, which is the midpoint of the price range set forth on the cover of this prospectus) and $1,748,214 for Mr. Harte (calculated as 81,086 shares multiplied by $21.56).

(c)
Change in Control Termination:  Amounts reflect the same amounts as for Involuntary Not for Cause Termination, because if the executives were terminated by the company as a result of a change in control (as defined under the Stock Incentive Plan), all restrictions with respect to their shares of restricted stock would have lapsed as of the change in control.  Assuming the restricted stock awards were granted on December 31, 2008, this would result in the same valuation as described in (2)(b)(vi) above.

Please refer to “—Employment Agreements” for further description of the termination of employment provisions in the employment agreements.

No compensation is expected to be payable to the named executive officers in the event of a change in control of the company. However, if Messrs. Wisher, Williams or Harte are terminated by the company as a result of a change in control, all restrictions with respect to their shares of restricted stock will lapse as of the date of the change in control. See “—Employment Agreements”.

In addition to the specific payments and benefits described for each named executive officer, our named executive officers will also be entitled to receive any benefits due under the terms of our benefit plans and programs, including nonqualified deferred compensation benefits as further described in “—Nonqualified Deferred Compensation”.

Employment Agreements

We will enter into employment agreements with each of our named executive officers, to become effective upon the consummation of this offering. The agreements with our Principals will provide that Mr. Pell will serve as our Chief Executive Officer and Chief Investment Officer and Mr. Younes as our Head of International Equity. Pursuant to their employment agreements, Messrs. Pell and Younes will each receive an annual base salary of not less than $500,000 and an annual bonus for each calendar year, targeted at a minimum of $3.5 million annually for each of the first two years after the date of the offering. The employment agreements also provide that each of the Principals will be eligible to participate in our employee benefit plans. The agreements will be in effect until terminated by either the Principal or us. If a Principal’s employment is terminated by us or if a Principal’s employment terminates due to resignation, death or permanent incapacity, such Principal (or his estate or representative) shall receive: (i) any accrued but unpaid base salary (and other vested and accrued employee benefits) through the termination date and (ii) any earned but unpaid annual bonus relating to a bonus year completed prior to the Principal’s termination of employment and determined in accordance with applicable bonus procedures. The agreements include customary non-disparagement and confidentiality provisions, and provisions that all work product produced by the Principal in the course of employment belong to us. Finally, the agreements also permit the Principals to refer, in the context of future employment or investment management activities, to the track record of funds managed by us for which such Principals had management or investment authority, so long as such future activities are not prohibited by the non-competition provisions set out in the Exchange Agreement.

The agreements for our other named executive officers will provide that Mr. Wisher will serve as our President, Mr. Harte as our Chief Financial Officer and Mr. Williams as our Chief Operating Officer. The agreements are effective upon the closing of this offering and are for a term of three years. At the end of the initial three-year term, the agreements will automatically renew for an additional year and each year thereafter, unless either party gives notice of intent not to renew the agreement at least 90 days prior to the end of the term. Pursuant to the agreements, Mr. Wisher will receive an annual base salary of $350,000; Mr. Harte will receive an annual base salary of $250,000; and Mr. Williams will receive an annual base salary of $280,000. In addition, each of the employment agreements provides for an annual bonus for each calendar year. The employment agreements also provide that each of the executive officers will be eligible to participate in our employee benefit plans. In addition, under their employment agreements, each of Messrs. Wisher, Harte and Williams will receive an initial grant of shares of restricted Class A common stock, effective on the consummation of this offering. See “—Artio Global Investors Inc. 2009 Stock Incentive Plan”.

If Messrs. Wisher, Williams or Harte are terminated by the company without “cause”, they will be entitled to receive accrued benefits; continued payment of base salary for the greater of the remaining term of the agreement or 12 months (18 months for Mr. Wisher); payment of any annual bonus earned but not paid as of the date of termination of employment; a pro-rata bonus determined by multiplying the greater of the prior year’s bonus or the last three year’s average bonus times the percentage of days the executive was employed for the current year; continued medical and dental benefits through the end of the term of the agreement or the date the executive becomes covered under another plan; and continued vesting of shares of restricted stock granted to the executive at the time of the offering through the remaining term of the agreement. If the company elects not to renew the agreement and Messrs. Wisher, Williams or Harte are willing and able to provide services in circumstances that constitute an involuntary termination, the executive will be entitled to the payments and benefits described above that are payable upon a termination without “cause” other than continued medical and dental benefits and restricted stock vesting. If Messrs. Wisher, Williams or Harte die or become disabled during the term of the agreement, they will be entitled to accrued benefits and payments of the annual bonus and pro-rata bonus described above. If the executives are terminated by the company as a result of a change in control (as defined under the Artio Global Investors Inc. 2009 Stock Incentive Plan), all restrictions with respect to their shares of restricted stock will lapse as of the change in control.

As a condition to the receipt of any payments or benefits upon termination, Messrs. Wisher, Williams or Harte agree that they will not compete with the company and its affiliates and will not solicit any clients or employees of the company or its affiliates for a period of 12 months following termination.

Artio Global Investors Inc. Management Incentive Plan

We expect to adopt, subject to the approval of our parent, the Artio Global Investors Inc. Management Incentive Plan providing for the payment of annual bonuses to our executive team. Our Compensation Committee may establish the terms and provisions of any incentive awards, including the performance objectives, the performance period, which may be annual or over a multi-year period, and other features as it may determine in its discretion. The performance objectives may include any or all of a combination of individual, team, department, division, subsidiary, group or corporate performance objectives. Incentive awards under this plan generally will be paid in cash.

Artio Global Investors Inc. 2009 Stock Incentive Plan

We expect to adopt, subject to the approval of our parent, the Artio Global Investors Inc. 2009 Stock Incentive Plan (the “Incentive Plan”). The purposes of the Incentive Plan will be (i) to advance the interests of the company by attracting and retaining high caliber employees and other key individuals, (ii) to more closely align the interests of recipients of Incentive Plan awards with the interest of the company’s stockholders by increasing the proprietary interest of such recipients in our growth and success as measured by the value of our stock, and (iii) to motivate award recipients to act in the long-term best interests of our stockholders.

Shares Available. 9,700,000 shares of our Class A common stock may be subject to awards under the Incentive Plan (the “Plan Share Limit”), subject to adjustment in the event of a stock split, reverse stock split, stock dividend, recapitalization, reorganization, merger, consolidation, combination, exchange of shares, split-up, extraordinary dividend or distribution, spin-off, warrants or rights offering to purchase common stock at a price substantially below fair market value, or other similar event. If, with respect to any award (other than a stock appreciation right), such award is cancelled, forfeited, or terminates or expires unexercised, or if shares are tendered or withheld from an award to pay the option price or satisfy a tax withholding obligation, such shares may again be issued under the Incentive Plan.

Eligibility. Employees, directors and consultants of the company and its affiliates are eligible to receive awards under the Incentive Plan.

Administration. The administration of the Incentive Plan will be overseen by our Compensation Committee. The Compensation Committee will have the authority to interpret the Incentive Plan and make all determinations necessary or desirable for the administration of the Incentive Plan. The Compensation Committee will have discretion to select participants and determine the form, amount and timing of each award to such persons, the exercise price or base price associated with the award, the time and conditions of exercise or settlement of the award and all other terms and conditions of an award.

Forms of Awards. Awards under the Incentive Plan may include one or more of the following types: (i) stock options (both nonqualified and incentive stock options), (ii) stock appreciation rights (“SARs”), (iii) restricted stock, (iv) restricted stock units, (v) performance grants, (vi) other stock-based awards and (vii) cash. Such awards may be for partial-year, annual or multi-year periods.

Options are rights to purchase a specified number of shares of our Class A common stock at a price fixed by our Compensation Committee, but not less than fair market value of our Class A common stock on the date of grant. Options generally expire no later than 10 years after the date of grant. Options will become exercisable at such time and in such installments as our Compensation Committee will determine, and the Compensation Committee will determine the period of time, if any, after termination of employment, death, or disability during which options may be exercised.

An SAR entitles the holder to receive, upon exercise, an amount equal to any positive difference between the fair market value of one share of our Class A common stock on the date the SAR is exercised and the exercise price, multiplied by the number of shares of common stock with respect to which the SAR is exercised. Our Compensation Committee will have the authority to determine whether the amount to be paid upon exercise of a SAR will be paid in cash, Class A common stock (including restricted stock) or a combination of cash and Class A common stock.

Restricted stock consists of shares of our Class A common stock subject to a forfeiture or restriction against transfer during a period of time or until performance measures are satisfied, as established by our Compensation Committee. Unless otherwise set forth in the agreement relating to a restricted stock award, the holder will have all rights as a stockholder, including voting rights, the right to receive dividends and the right to participate in any capital adjustment applicable to all holders of common stock. However, our Compensation Committee may determine that distributions with respect to shares of common stock will be deposited with the company and will be subject to the same restrictions as the shares of common stock with respect to which such distribution was made.

A restricted stock unit is a right to receive a specified number of shares of our Class A common stock (or the fair market value thereof in cash, or any combination of our common stock and cash, as determined by our Compensation

Committee), subject to the expiration of a specified restriction period and/or the achievement of any performance measures selected by the Compensation Committee, consistent with the terms of the Incentive Plan. The restricted stock unit award agreement will specify whether the award recipient is entitled to receive dividend equivalents with respect to the number of shares of our Class A common stock subject to the award. Prior to the settlement of a restricted stock unit award in our Class A common stock, the award recipient will have no rights as a stockholder of our company with respect to our Class A common stock subject to the award.

Performance grants are awards whose final value or amount, if any, is determined by the degree to which specified performance measures have been achieved during a performance period set by our Compensation Committee. Performance periods can be partial-year, annual or multi-year periods, as determined by our Compensation Committee. Performance measures that may be used include (without limitation) one or more of the following: total shareholder return; earnings per share; cash flow; free cash flow; selling, general and administrative expense; working capital management; price of a share of Class A common stock; gross margin; revenue growth; operating income growth; net earnings; net income (before or after taxes); return on equity; return on assets or net assets; or any combination of the foregoing. Such criteria and objectives may relate to results obtained by the individual, the company, a subsidiary, or an affiliate, or any business unit or division thereof, or may relate to results obtained relative to a specific industry or a specific index. Payment may be made in the form of cash, Class A common stock, restricted stock, restricted stock units or a combination thereof, as specified by our Compensation Committee.

An award agreement may contain additional terms and restrictions, including vesting conditions, not inconsistent with the terms of the Incentive Plan, as the Compensation Committee may determine.

We intend to file with the SEC a registration statement on Form S-8 covering the shares of our Class A common stock issuable under the Incentive Plan.

Initial Awards. All of our employees (other than the Principals) and all employees of our subsidiaries will receive awards at the time of this offering. The awards will be made in the form of restricted stock and the restrictions will lapse if the employee is employed on the lapse date scheduled to be in February 2010.  However, the restrictions in respect of the restricted stock granted to executive officers (including Messrs Wisher, Williams and Harte) and other members of senior management will lapse as to 20% of the total award on each of the first five anniversaries of the date of grant, provided the executive continues to be employed through each lapse date. For employees other than executive officers and other members of senior management, if their employment terminates, other than for death, “disability” or termination without “cause” (as defined in the restricted stock award agreement), the employee will forfeit all shares of restricted stock for which the restrictions have not yet lapsed.  If such employees terminate employment by reason of death, “disability” or termination without “cause”, all shares of restricted stock will become vested and free of restrictions on the lapse date scheduled to be in February 2010.  For the executive officers (including Messrs. Wisher, Williams and Harte) and other members of senior management, if their employment terminates, and they are party to an employment agreement, their rights with respect to the restricted stock will be governed by such employment agreement. On an ongoing basis, certain employees may receive an award as a component of their discretionary bonus or as a supplementary incentive.

Non-employee directors also will be entitled to receive a one-time non-forfeitable restricted stock award of $60,000 under the Incentive Plan. This one-time award will be made to each sitting non-employee director at the time of the offering and will be made to each new non-employee director after this offering at the time he or she joins the board. These stock awards are further subject to certain transfer restrictions that lapse based on time, generally pro rata over three years.

The table below sets forth these restricted stock grants:

Artio Global Investors Inc. 2009 Stock Incentive Plan
Name and Position	Restricted Shares	Dollar Value(1)
Glen Wisher	202,716	$4,370,557
Tony Williams	202,716	$4,370,557
Francis Harte	81,086	$1,748,214
Executive officers and directors as a group	511,085	$11,018,993
All other employees	1,644,396	$35,453,178

(1)
The value of these awards will be based on the market value at the date of grant. The amounts shown in this table reflect a market value per share of $        ~~,~~21.56, the midpoint of the price range set forth on the cover of this prospectus.

Director Compensation

We expect that each independent director will receive the following compensation for service on our board of directors and any standing committees of our board of directors. Independent directors are directors who are not our employees or employees of our parent.

●	An annual cash retainer fee of $60,000 and non-forfeitable restricted stock award of $60,000; and

●	An additional cash retainer fee of $15,000 for the Chairperson of the Audit Committee and $10,000 for the Chairperson of each other standing committee of our board of directors.

Retainers will be paid upon closing of this offering and immediately following each regularly scheduled annual shareholder meeting. If a director joins the board of directors at any time other than the annual shareholder meeting, the retainers will be prorated and paid at the time of such director joining the board of directors. The directors will have the right to elect to receive a portion of their annual cash retainer in stock prior to the year of service in accordance with restrictions as may be required by law.

As described above, non-employee directors also will be entitled to receive a one-time non-forfeitable restricted stock award of $60,000 under the Incentive Plan. This one-time award will be made to each director nominee at the time of the offering and will be made to each new non-employee director after this offering at the time he or she joins the board. These stock awards are further subject to certain transfer restrictions that lapse based on time, generally pro rata over three years.

All directors will be reimbursed for reasonable expenses incurred in attending board of directors, committee and stockholder meetings, including those for travel, meals and lodging.

RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Common Stock Repurchases

Immediately following this offering, we will use the net proceeds from this offering to repurchase and retire an aggregate of 12.6 million shares of Class C common stock (14.9 million shares of Class C common stock if the underwriters exercise in full their option to purchase additional shares) from our parent, Julius Baer Holding Ltd. and to repurchase, and record as treasury stock, 1.2 million shares of Class A common stock from Richard Pell and 1.2 million shares of Class A common stock from Rudolph-Riad Younes, at a repurchase price per share equal to the public offering price per share of our Class A common stock in this offering, less the underwriting discount. See “Use of Proceeds” and “Our Structure and Reorganization”.

Registration Rights Agreement

Effective upon consummation of this offering, we will enter into a registration rights agreement with our Principals and Julius Baer Holding Ltd. pursuant to which we will grant them, their affiliates and certain of their transferees the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of our Class A common stock issuable upon exchange of their New Class A Units or upon conversion of their Class C common stock, respectively, held or acquired by them. Under the registration rights agreement, the Principals and Julius Baer Holding Ltd. have the right to request us to register the sale of their shares and can also require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, the agreement will give our Principals and Julius Baer Holding Ltd. the ability to exercise certain piggyback registration rights in connection with registered offerings requested by any of such holders or initiated by us.

Shareholders Agreements

Julius Baer Holding Ltd. will enter into a shareholders agreement with us under which it will agree that, to the extent it has a vote as holder of the Class C common stock greater than that to which it would be entitled on a one-vote per share basis, it will on all matters vote such excess on the same basis and in the same proportion as the votes cast by the holders of our Class A and Class B common stock.

As long as Julius Baer Holding Ltd. owns shares of our common stock constituting at least 10% of the aggregate number of shares outstanding of our common stock, the agreement will permit it to appoint a member to our board of directors. If Julius Baer Holding Ltd.’s ownership interest in us falls below 10%, it will no longer be entitled to appoint a member of our board of directors but it will be entitled to certain observer rights until the later of the date upon which (i) we cease to use the Julius Baer brand name pursuant to the transition services agreement and (ii) Julius Baer Holding Ltd. ceases to own at least 5% of the number of outstanding shares of our common stock. Mr. Younes will enter into a shareholders agreement with us under which he will be entitled to attend meetings of our board of directors as an observer until the later of the date upon which (i) he ceases to be employed by us and (ii) the restrictions on sales under the exchange agreement terminate. Mr. Pell will enter into a shareholders agreement with us under which, if he ceases to be a member of our board of directors, he will be entitled to attend meetings of our board of directors as an observer until the date on which the restrictions on sales under the exchange agreement terminate.

Exchange Agreement

In connection with the closing of this offering, the Principals will enter into an exchange agreement with us under which, from time to time, each Principal (or certain of his permitted transferees) will have the right to exchange his New Class A Units, which represent membership interests in Artio Global Holdings, for shares of Class A common stock of our company on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications and other similar transactions.  The exchange agreement will permit each Principal to exchange a number of New Class A Units for shares of Class A common stock that we will repurchase in connection with this offering as described under “Use of Proceeds”.  Each Principal will also be permitted to exchange up to all of the New Class A Units that he owns at the time of this offering at any time following the expiration of the underwriters’ lock-up, which generally occurs 180 days after the date of this prospectus, subject to extension as described under “Underwriting”.  Any exchange of New Class A Units will generally be a taxable event for the exchanging Principal.  As a result, each Principal will be permitted to sell shares of Class A common stock in connection with any exchange in an amount necessary to generate proceeds (after deducting discounts and commissions) sufficient to cover the taxes payable on such exchange.  In addition, each Principal will be permitted to sell up to 20% of the remaining shares of Class A common stock that he owns (calculated assuming all New Class A Units have been exchanged by him) on or after the first anniversary of the pricing of this offering and an additional 20% of such remaining shares of Class A common stock on or after each of the next four anniversaries.  As a Principal exchanges New Class A Units with us, our membership interests in Artio Global Holdings will be correspondingly increased and his corresponding shares of Class B common stock will be cancelled. The restrictions on sales described above will terminate with respect to each Principal upon the occurrence of (i) any breach by us of any of the agreements we have with such Principal that materially and adversely affects such Principal, after notice and an opportunity to cure, (ii) the conduct by us of any business other than through our operating company or any of our operating company’s subsidiaries, (iii) any change of control (as defined below) or (iv) the dissolution, liquidation or winding up of Artio Global Holdings.  As used in the exchange agreement, the prohibition on “selling” Class A common stock is defined broadly to prohibit a Principal from pledging, selling, contracting to sell, selling any option or contract to purchase, purchasing any option or contract to sell, granting any option, right or warrant to purchase, lending, or otherwise transferring or disposing of, directly or indirectly, any of his shares of Class A common stock or his New Class A Units (other than transfers to permitted transferees) or entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A common stock or New Class A Units, whether any such transaction is to be settled by delivery of Class A common stock or such other securities, in cash or otherwise.

“Change of control” is defined under the exchange agreement as (A) any person or group, other than the Principals, Julius Baer Holding Ltd. and their permitted transferees (or any group consisting of such persons), (1) is or becomes the beneficial owner, directly or indirectly, of 50% or more of the voting stock of the company or, in the context of a consolidation, merger or other corporate reorganization in which the company is not the surviving entity, 50% or more of the voting stock generally entitled to elect directors of such surviving entity (or in the case of a triangular merger, of the parent entity of such surviving entity), calculated on a fully diluted basis, or (2) has obtained the power (whether or not exercised) to elect a majority of the directors of the company or its successors; (B) the board of directors of our company or equivalent governing body of its successors shall cease to consist of a majority of continuing directors, which is defined as the directors on the date of this offering and subsequently elected directors whose election is approved by the continuing directors; (C) we or our successors, alone or together with the Principals and the permitted transferees of the Principals, cease to own 50% or more of the voting equity interests of Artio Global Holdings; or (D) the sale of all or substantially all the assets of our company or Artio Global Holdings.

The exchange agreement also includes non-solicit and non-competition covenants that preclude each Principal from soliciting our employees or customers and competing with our business generally in the period beginning with the closing of this offering and ending two years after termination of his employment with us. The non-compete and non-solicitation provisions will terminate if a “change of control” or a “potential change of control” occurs and the relevant Principal is terminated by us without cause or resigns with good reason.

A “potential change of control” will deemed to have occurred if: (A) the company enters into an agreement, the consummation of which would result in the occurrence of a change of control; (B) the board of directors of our company adopts a resolution to the effect that a potential change of control has occurred; (C) any person commences a proxy contest, files solicitation material with the SEC, files a Statement on Schedule 13D with the SEC or commences a tender offer or exchange offer for any of the outstanding shares of our company’s stock, and a change of control occurs within nine months following any of such events; or (D) any person commences discussions or negotiations with our company regarding the appointment or nomination of one or more individuals as a director(s) of our company, or commences discussions or negotiations with our company regarding the sale or other disposition of a material product line of our company or of a material portion of our company’s assets, and a change of control occurs as a result of any such event or events within nine months following any such event or events.

Amended and Restated Limited Liability Company Agreement of Artio Global Holdings LLC

As a result of the reorganization and offering, Artio Global Holdings will operate our business. The form of the operating agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, and the following description of the operating agreement is qualified by reference thereto.

As the sole managing member of Artio Global Holdings, we will have control over all of its affairs and decision making. As such, we, through our officers and directors, will be responsible for all its operational and administrative decisions and the day-to-day management of its business. However, any issuance by Artio Global Holdings of equity interests other than New Class A Units, any amendments to the operating agreement prior to the expiration of all the restrictions in the exchange agreement and any voluntary dissolution will require the consent of all members, including the Principals.

In accordance with the operating agreement, net profits and net losses of Artio Global Holdings will be allocated to its members pro rata in accordance with the respective percentages of their New Class A Units. Accordingly, net profits and net losses initially will be allocated approximately 75% to us and approximately 12.5% to each of our Principals, after giving effect to the transactions described herein.

The holders of New Class A Units, including us, will generally incur U.S. federal, state and local income taxes on their proportionate share of any net taxable income of Artio Global Holdings. Net profits and net losses will generally be allocated to its members, including us, pro rata in accordance with the percentages of their respective New Class A Units. The operating agreement will provide for cash distributions to the members of Artio Global Holdings if its allocation of taxable income will give rise to taxable income for such members. The cash distributions to the holders of its New Class A Units for purposes of funding their tax obligations will be calculated at an assumed tax rate. Further, taxable income of Artio Global Holdings for purposes of calculating the cash distributions with respect to the members’ tax obligations will be calculated without regard to any deductions for the interest expense with respect to the indebtedness incurred by it in connection with this offering (or any interest expense in respect of any future indebtedness incurred to repay the principal of such indebtedness existing before this offering, up to the aggregate amount of such indebtedness).

The operating agreement will provide that at any time we issue a share of our Class A common stock, we are entitled to transfer the net proceeds received by us with respect to such share, if any, to Artio Global Holdings and it shall be required to issue to us one New Class A Unit. Conversely, if at any time, any shares of our Class A common stock are redeemed by us for cash, we can cause Artio Global Holdings, immediately prior to such redemption of our Class A common stock, to redeem an equal number of New Class A Units held by us, upon the same terms and for the same price, as the shares of our Class A common stock are redeemed.

Immediately prior to this offering, we will amend and restate Artio Global Management’s operating agreement in connection with the reorganization transactions and this offering, which will result in the complete acceleration of the unvested portion of the Class B profits interests of the Principals, the elimination of both our obligation to repurchase such interests and the ability of the Principals to put their interests to Artio Global Management and the conversion of Artio Global Management’s multiple-class capital structure into a single new class of membership units.

Tax Receivable Agreement

Pursuant to the exchange agreement described above, from time to time we may be required to acquire New Class A Units from the Principals in exchange for shares of our Class A common stock and the cancellation of a corresponding number of shares of our Class B common stock held by the Principals. Artio Global Holdings intends to have an election under Section 754 of the Internal Revenue Code of 1986, as amended, in effect for each taxable year in which such an exchange occurs, pursuant to which each exchange is expected to result in an increase in the tax basis of tangible and intangible assets of Artio Global Holdings with respect to such New Class A Units acquired by us in such exchanges. This increase in tax basis is likely to increase (for tax purposes) depreciation and amortization allocable to us from Artio Global Holdings and therefore reduce the amount of income tax we would otherwise be required to pay in the future. This increase in tax basis may also decrease gain (or increase loss) on future dispositions of certain capital assets to the extent increased tax basis is allocated to those capital assets.

We will enter into a tax receivable agreement with the Principals requiring us to pay to each of them 85% of the amount of the reduction in tax payments, if any, in U.S. federal, state and local income tax that we realize (or are deemed to realize upon an early termination of the tax receivable agreement or a change of control, both discussed below) as a result of the increases in tax basis created by each Principal’s exchanges described above. For purposes of the tax receivable agreement, reduction in tax payments will be computed by comparing our actual income tax liability to the amount of such taxes that we would otherwise have been required to pay had there been no increase to the tax basis of the tangible and intangible assets of Artio Global Holdings. The term of the tax receivable agreement will commence upon the completion of this offering and will continue until all such tax benefits have been utilized or expired, unless we exercise our right to terminate the tax receivable agreement early. If we exercise our right to terminate the tax receivable agreement early, we will be obligated to make an early termination payment to the Principals, or their transferees, based upon the net present value (based upon certain assumptions and deemed events set forth in the tax receivable agreement, including the assumption that we would have enough taxable income in the future to fully utilize the tax benefit resulting from any increased tax basis that results from each exchange and that any New Class A Units that the Principals or their transferees own on the termination date are deemed to be exchanged on the termination date) of all payments that would be required to be paid by us under the tax receivable agreement. If certain change of control events were to occur, we would be obligated to make payments to the Principals using certain assumptions and deemed events similar to those used to calculate an early termination payment.

The actual increase in tax basis, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending upon a number of factors, including the timing of exchanges, the price of our Class A common stock at the time of an exchange, the extent to which such exchanges are taxable, the amount and timing of our income and the tax rates then applicable.

We expect that, as a result of the size and increases in the tax basis of the tangible and intangible assets of Artio Global Holdings attributable to the exchanged New Class A Units, and assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize the full tax benefit of the increased tax basis, future payments under the tax receivable agreement will be substantial, and based on the assumptions discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” would be $233.9 million over a 15-year period based on an assumed price of $21.56 per share of our Class A common stock (the midpoint of the price range set forth on the cover of this prospectus) at the time of the exchange of all of their New Class A Units. The payments under the tax receivable agreement are not conditioned on the Principals maintaining an ownership interest in us. Payments under the tax receivable agreement will give rise to additional tax benefits and therefore to additional potential payments under the tax receivable agreement. In addition, the tax receivable agreement will provide for interest accrued from the due date (without extensions) of the corresponding tax return to the date of payment under the agreement.

Although we are not aware of any issue that would cause the IRS to challenge a tax basis increase, we will not be reimbursed for any payments previously made under the tax receivable agreement if such basis increase is successfully challenged by the IRS. As a result, in certain circumstances, payments could be made under the tax receivable agreement in excess of our cash tax savings.

Transition Services Agreement

In connection with this offering, we will enter into a transition services agreement with our parent, Julius Baer Holding Ltd., pursuant to which Julius Baer Holding Ltd. will provide us with certain services in connection with the operation of our business, principally including the continued use of the “Julius Baer” brand in a limited form and for a transitional period of up to one year following this offering.

Other Interested Party Transactions

We and our subsidiaries engage in transactions with affiliates as part of our business. Compensation for, and expenses of, these transactions are governed by agreements between the parties.

We earned revenue from advising our SEC registered mutual funds which are currently marketed using the Artio Global brand. Amounts earned from such activity, which are reported in investment management fees, are as follows:

Six months ended June 30, 2009	$147.5 million
Year ended December 31, 2008	$253.9 million
Year ended December 31, 2007	$278.7 million
Year ended December 31, 2006	$190.0 million

We earned revenue advising or sub-advising funds for affiliates. The affiliates whom we sub-advise include Bank Julius Baer & Co. Ltd. as well as GAM International Management Limited.

Amounts earned from sub-advising, which are reported in investment management fees, are as follows:

Six months ended June 30, 2009	$1.8 million
Year ended December 31, 2008	$5.8 million
Year ended December 31, 2007	$6.0 million
Year ended December 31, 2006	$4.3 million

We held investments in Artio Global registered investment companies (pursuant to which certain of our employees had the choice of investing their deferred bonuses) totaling $6.9 million, $5.9 million and $4.8 million as of June 30, 2009, December 31, 2008 and 2007, respectively. Unrealized losses on the investments totaled $0.5 million and realized losses on the investments totaled $- million for the six months ended June 30, 2009. Unrealized losses on the investments totaled $2.7 million and realized losses totaled $0.2 million for the year ended December 31, 2008. Unrealized gains on investments totaled $0.5 million for the year ended December 31, 2007.

We allocated nil and $4.7 million for the years ended December 31, 2008 and 2007, respectively, to affiliates for both direct and indirect expenses of occupancy (including rent and depreciation), information technology and support system costs (including depreciation), administration and management under the terms of service level agreements entered into with such affiliates. The affiliates include Julius Baer Financial Markets LLC and GAM USA Inc., both of which are 100% owned by Julius Baer Holding Ltd. There were no allocated expenses for the year ended December 31, 2008 and the six months ended June 30, 2009.

We paid Julius Baer Holding Ltd. $1.6 million, $6.4 million and $7.3 million in fees for the six months ended June 30, 2009 and years ended December 31, 2008 and 2007, respectively, for management and licensing under the terms of a service level agreement entered into with Julius Baer Holding Ltd. Following this offering, we will no longer pay these license and management fees to Julius Baer Holding Ltd. but may pay fees to them under the transition services agreement for up to one year.

In January 2006, we purchased certain fixed assets from Bank Julius Baer & Co. Ltd. for $9.2 million at net book value. Additionally, effective January 2006, the administrative and support personnel who supported us were transferred from Bank Julius Baer & Co. Ltd. to us. Further, effective January 2006, Bank Julius Baer & Co. Ltd. also assigned to us the lease for our office space as well as other contracts relating to such lease.

In December 2005 the foreign exchange activities of an affiliate were transferred to us. This activity was conducted in Julius Baer Financial Markets LLC, which was our wholly owned subsidiary. Julius Baer Financial Markets LLC, which was distributed at book value to Julius Baer Holding Ltd. as of December 1, 2007, is no longer our subsidiary and is therefore shown in discontinued operations of our consolidated financial statements.

During 2006 certain investment management agreements relating to our legacy alternative fund-of-fund business were terminated for no consideration. In conjunction with such termination, a subsidiary of Julius Baer Holding Ltd. entered into replacement investment management agreements with certain of the parties to the agreements. The financial results relating to our legacy alternative fund-of-fund business are included within continuing operations as this business did not meet the criteria for discontinued operations treatment.

Statement Regarding Transactions with Affiliates

Upon the completion of this offering, we will adopt a policy regarding the approval of any transaction or series of transactions in which we or any of our subsidiaries is a participant, the amount involved exceeds $120,000, and a “related person” (as defined under SEC rules) has a direct or indirect material interest. Under the policy, a related person must promptly disclose to our general counsel any “related person transaction” (defined as any transaction that is required to be disclosed under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts about the transaction. The general counsel will then assess and promptly communicate that information to the Nominating and Corporate Governance Committee of our board of directors. Based on its consideration of all of the relevant facts and circumstances, this board committee will decide whether or not to approve such transaction and will generally approve only those transactions that do not create a conflict of interest. If we become aware of an existing related person transaction that has not been pre-approved under this policy, the transaction will be referred to this board committee, which will evaluate all options available, including ratification, revision or termination of such transaction. Our policy requires any director who may be interested in a related person transaction to recuse himself or herself from any consideration of such related person transaction.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our Class A common stock for:

each person who is known by us to beneficially own more than 5% of any class of our outstanding shares;

each of our named executive officers;

each of our directors and director nominees; and

all of our executive officers, directors and director nominees as a group.

The number of shares of common stock outstanding and percentage of beneficial ownership before this offering set forth below is based on the number of shares of common stock outstanding immediately prior to the consummation of this offering after giving effect to the reorganization transactions discussed in “Our Structure and Reorganization”. The number of shares of our Class A common stock outstanding and percentage of beneficial ownership after this offering set forth below is based on the number of shares of our Class A common stock outstanding after this offering, assuming that all New Class A Units held by the Principals and Class C common stock held by Julius Baer Holding Ltd. outstanding after giving effect to the transactions described under “Our Structure and Reorganization”, are exchanged for or converted into shares of our Class A common stock.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. Except as otherwise indicated, the address for each of our principal stockholders is c/o Artio Global Investors Inc., 330 Madison Ave., New York, NY 10017.

Name of Beneficial Owner	No. of Shares Before Offering	% of Combined Before Offering	No. of Shares After Offering		% of Combined Voting Power After Offering	% of Combined Voting Power After Offering, Including Full Option Exercise
Richard Pell	9,000,000	15.0	7,800,000	(1)(2)	12.5	12.5
Rudolph-Riad Younes	9,000,000	15.0	7,800,000	(1)(3)	12.5	12.5
Glen Wisher	—	—	202,716		*	*
Tony Williams	—	—	202,716		*	*
Francis Harte	—	—	81,086		*	*
Duane Kullberg	—	—	2,783		*	*
Elizabeth Buse	—	—	2,783		*	*
Francis Ledwidge	—	—	2,783		*	*
Directors, director nominees and executive officers as a group (9 persons)	18,000,000	30.0	16,111,085		25.9
Julius Baer Holding Ltd.	42,000,000	70.0	29,400,000		47.3	43.7

* less than 1%

(1)	Represents New Class A Units exchangeable for shares of Class A common stock.

(2)
Includes New Class A Units held by a grantor retained annuity trust (“GRAT”), as to which Mr. Pell is the settlor and trustee and receives annual annuity payments therefrom. Mr. Pell’s spouse and children are the remaindermen. Pursuant to SEC rules, Mr. Pell is considered the beneficial owner of such securities.

(3)
Includes New Class A Units held by a GRAT, as to which Mr. Younes is the settlor and trustee and receives annual annuity payments therefrom. Mr. Younes's spouse, if any, and the lineal descendants of his parents (other than Mr. Younes) are the remaindermen. Pursuant to SEC rules, Mr. Younes is considered the beneficial owner of such securities.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is a summary and is qualified in its entirety by reference to our amended and restated certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus forms a part, and by applicable law. This description assumes the effectiveness of our amended and restated certificate of incorporation and bylaws, which will take effect immediately prior to the consummation of this offering. Under our amended and restated certificate of incorporation, the purpose of our company is to engage in any lawful act for which corporations may be organized under the Delaware General Corporation Law.

Our authorized capital stock consists of 500,000,000 shares of Class A common stock, par value $0.001 per share, 18,000,000 shares of Class B common stock, par value $0.001 per share, and 210,000,000 shares of Class C common stock, par value $0.01 per share and 100,000,000 shares of preferred stock. The issuance of Class A common stock in connection with this offering was authorized by resolutions of the Board of Directors on                , 2009, and resolutions of the Pricing Committee of the Board of Directors on               , 2009.

Common Stock

Class A Common Stock

Holders of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.

Holders of our Class A common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock. Any dividend paid in respect of our Class A common stock must also be paid in respect of our Class C common stock.

Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our Class A common stock and Class C common stock will be entitled to receive pro rata our remaining assets available for distribution.

Holders of our Class A common stock do not have preemptive, subscription, redemption or conversion rights.

Subject to the restrictions set forth in the exchange agreement, the Principals may exchange their New Class A Units with us for shares of Class A common stock on a one-for-one basis, subject to certain limitations and customary conversion rate adjustments for stock splits, stock dividends and reclassifications and other similar transactions. Upon any such exchange, a corresponding number of shares of Class B common stock will be automatically cancelled. See “Relationships and Related Party Transactions—Exchange Agreement”.

Class B Common Stock

Holders of our Class B common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Our Principals will be the holders of all shares of Class B common stock.

Holders of our Class B common stock will not have any right to receive dividends (other than dividends consisting of shares of our Class B common stock or in rights, options, warrants or other securities convertible or exercisable into or exchangeable for shares of Class B common stock paid proportionally with respect to each outstanding share of our Class B common stock) or to receive a distribution upon the dissolution, liquidation or sale of all or substantially all of our assets.

Class C Common Stock

Holders of our Class C common stock are entitled to an aggregate vote on all matters submitted to a vote of stockholders equal to the greater of (1) the number of votes they would be entitled to on a one-vote per share basis and (2) 20% of the combined voting power of all classes of common stock. Julius Baer Holding Ltd. will be the holder of all shares of Class C common stock and will enter into a shareholders agreement with us under which it will agree that, to the extent it has a vote as holder of the Class C common stock greater than that which it would be entitled to on a one-vote per share basis, it will on all matters vote such excess on the same basis and in the same proportion as the votes cast by the holders of our Class A and Class B common stock. See “Relationships and Related Party Transactions—Shareholders Agreement”.

Holders of our Class C common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock. Any dividend paid in respect of our Class C common stock must also be paid in respect of our Class A common stock.

Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our Class A common stock and Class C common stock will be entitled to receive pro rata our remaining assets available for distribution.

Holders of our Class C common stock do not have preemptive, subscription or redemption rights. If Julius Baer Holding Ltd. transfers any shares of Class C common stock to anyone other than any of its subsidiaries, such shares will automatically convert into shares of Class A common stock. In addition, on the second anniversary of this offering, any outstanding shares of Class C common stock will automatically convert on a one-for-one basis into Class A common stock.

Voting

Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of Class A common stock, Class B common stock and Class C common stock present in person or represented by proxy, voting together as a single class. However, as set forth below under “Amendments to our Governing Documents”, certain material amendments to the amended and restated certificate of incorporation must be approved by at least 66 2/3% of the combined voting power of all of our outstanding capital stock entitled to vote in the election of our board, voting together as a single class. In addition, amendments to the amended and restated certificate of incorporation that would alter or change the powers, preferences or special rights of the Class B common stock or Class C common stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class. Notwithstanding the foregoing, any amendment to our amended and restated certificate of incorporation to increase or decrease the authorized shares of any class of common stock shall be approved upon the affirmative vote of the holders of a majority of the shares of Class A common stock, Class B common stock and Class C common stock, voting together as a single class.

No shares of any class of common stock will be subject to redemption or will have preemptive rights to purchase additional shares of any class of common stock. Upon consummation of this offering, all the outstanding shares of common stock will be legally issued, fully paid and nonassessable.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by you. Our board of directors is able to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series, which our board may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares then outstanding;

●	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

●	the dates at which dividends, if any, will be payable;

●	the redemption rights and price or prices, if any, for shares of the series;

●	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

●	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

●
whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates at which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

●	restrictions on the issuance of shares of the same series or of any other class or series; and

●	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders may believe is in their best interests or in which they may receive a premium for their Class A common stock over the market price of the Class A common stock.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NYSE, which would apply so long as the Class A common stock remains listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of Class A common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Anti-Takeover Effects of Provisions of Delaware Law

We are a Delaware corporation subject to Section 203 of the Delaware General Corporation Law. Section 203 provides that, subject to certain exceptions specified in the law, a Delaware corporation shall not engage in certain “business combinations” with any “interested stockholder” for a three-year period after the date of the transaction in which the person became an interested stockholder unless:

●	prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

●
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

●
at or subsequent to the consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years did own, 15% or more of our voting stock.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. The provisions of

Section 203 may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Corporate Opportunities and Transactions with Julius Baer Holding Ltd.

In recognition that directors, officers and employees of Julius Baer Holding Ltd. and its subsidiaries may serve as our directors and/or officers, and that Julius Baer Holding Ltd. may acquire interests in businesses that directly or indirectly compete with certain portions of our business or are suppliers or clients of ours, our amended and restated certificate of incorporation provides for the allocation of certain corporate opportunities between us and Julius Baer Holding Ltd. As set forth in our amended and restated certificate of incorporation, neither Julius Baer Holding Ltd. nor any of its subsidiaries, nor any director, officer or employee of Julius Baer Holding Ltd. or any of its subsidiaries has any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. If Julius Baer Holding Ltd. acquires knowledge of a potential transaction or matter which may be a corporate opportunity for itself and us, we will not have any expectancy in such corporate opportunity and Julius Baer Holding Ltd. will not have any duty to communicate or offer such corporate opportunity to us and may pursue or acquire such corporate opportunity for itself or direct such opportunity to another person. In addition, if a director or officer of our company who is also a director, officer or employee of Julius Baer Holding Ltd. or any of its subsidiaries acquires knowledge of a potential transaction or matter which may be a corporate opportunity for us and Julius Baer Holding Ltd., we will not have any expectancy in such corporate opportunity unless such corporate opportunity is offered to such person in his or her capacity as a director or officer of our company.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors.

Limits on Written Consents

Any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders, subject to the rights of the holders of our Class B common stock or Class C common stock in connection with actions that require their vote as a separate class of any series of preferred stock.

Limits on Special Meetings

Special meetings of the stockholders may be called at any time only by the board of directors, the Chairman of the Board or our Chief Executive Officer, subject to the rights of the holders of any series of preferred stock.

Amendments to our Governing Documents

Generally, the amendment of our amended and restated certificate of incorporation requires approval by our board and a majority vote of stockholders; however, certain material amendments (including amendments with respect to provisions governing board composition, actions by written consent, special meetings and the corporate opportunities limitation) require the approval of at least 66 2/3% of the votes entitled to be cast by the outstanding capital stock in the elections of our board. Any amendment to our bylaws requires the approval of either a majority of our board of directors or holders of at least 66 2/3% of the votes entitled to be cast by the outstanding capital stock in the election of our board.

Amended and Restated Limited Liability Company Agreement of Artio Global Holdings LLC

As a holding company we will depend upon distributions from Artio Global Holdings to fund all distributions. For a description of the material terms of the Amended and Restated Limited Liability Company Agreement of Artio Global Holdings, see “Relationships and Related Party Transactions—Amended and Restated Limited Liability Company Agreement of Artio Global Holdings LLC”.

Listing

We intend to list our Class A common stock on the NYSE under the symbol “ART”.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is Mellon Investor Services LLC.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our Class A common stock. Future sales of substantial amounts of our Class A common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our Class A common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have 15,000,000 shares of Class A common stock outstanding, excluding the approximately 2.2 million shares of restricted stock that we expect to grant to our directors and employees (other than our Principals) in connection with this offering and 2.4 million shares issued but held as treasury stock. Pursuant to the terms of the exchange agreement, the Principals may from time to time exchange their New Class A Units for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications and other similar transactions. Immediately following this offering and giving effect to the application of net proceeds thereof, the Principals will each beneficially own 7,800,000 New Class A Units, all of which will be exchangeable for shares of our Class A common stock. See “Relationships and Related Party Transactions—Exchange Agreement”. In addition, upon any transfer of shares of Class C common stock by Julius Baer Holding Ltd. (other than to one of its subsidiaries or to us), such shares will automatically be converted into shares of Class A common stock. Immediately following this offering and giving effect to the application of net proceeds thereof, Julius Baer Holding Ltd. will own 29,400,000 shares of Class C common stock.

Of the shares of common stock outstanding following this offering, 15,000,000 shares of Class A common stock (or 17,250,000 shares of Class A common stock if the underwriters exercise their option to purchase additional shares) sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares of Class A common stock held by our “affiliates”, as defined in Rule 144 under the Securities Act, which would be subject to the limitations and restrictions described below. The remaining 2,155,481 shares of Class A common stock that will be outstanding and the 45,000,000 shares of Class A common stock that will be reserved for issuance upon exchange or conversion of New Class A Units or Class C common stock are “restricted shares” as defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 of the Securities Act. As a result of the contractual 180-day lock-up period described in “Underwriting” and the provisions of Rules 144 and 701, these shares will be available for sale in the public market as follows:

Number of Shares	Date
15,000,000	On the date of this prospectus.
45,041,081	After 180 days from the date of this prospectus (subject, in some cases, to volume limitations).(1)

(1)   Includes 7.8 million shares that each of the Principals would hold if he exchanged all of his New Class A Units for shares of Class A common stock. These shares are subject to additional contractual restrictions on transfer as described in “Relationships and Related Party Transactions—Exchange Agreement”.

Effective upon consummation of this offering, we will enter into a registration rights agreement with Julius Baer Holding Ltd. and the Principals that would require us to register under the Securities Act these shares of Class A common stock. See “—Registration Rights Agreement” and “Relationships and Related Party Transactions—Registration Rights Agreement”.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after this offering, our affiliates who own shares for at least six months or own shares purchased in the open market, are entitled to sell these shares as follows. Within any three-month period, each person may sell a number of shares that does not exceed the greater of 1% of our then-outstanding shares of common stock, which will equal approximately 150,000 shares immediately after this offering, or the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice of the sale on Form 144. Sales under Rule 144 by affiliates will also be subject to manner of sale provisions, notice requirements and the availability of current public information about us.

A person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who owns shares within the definition of “restricted securities” under Rule 144 that were purchased from us, or any affiliate, at least six months previously, would, beginning 90 days after this offering, also be entitled to sell shares under Rule 144. Such sales would be permitted without regard to the volume limitations, manner of sale provisions or notice requirements described above and, after one year, without any limits, including the public information requirement.

We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.

Equity Awards

Upon completion of this offering, we intend to file a registration statement under the Securities Act covering all shares of our Class A common stock issued and issuable pursuant to the Artio Global Investors Inc. 2009 Stock Incentive Plan. Shares of our Class A common stock registered under this registration statement will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, vesting restrictions with us or the contractual restrictions described under “Management—Artio Global Investors Inc. 2009 Stock Incentive Plan”.

Registration Rights Agreement

Effective upon consummation of this offering, we will enter into a registration rights agreement with the Principals and Julius Baer Holding Ltd. pursuant to which we will grant them, their affiliates and certain of their transferees the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of our Class A common stock issuable upon exchange of their New Class A Units or upon conversion of their Class C common stock, respectively. Such securities registered under any registration statement will be available for sale in the open market unless restrictions apply. See “Relationships and Related Party Transactions—Registration Rights Agreement”.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Statements of Financial Position as of December 31, 2007 and 2008	F-3
Consolidated Statements of Income for the years ended December 31, 2006, 2007 and 2008	F-4
Consolidated Statements of Changes in Stockholder’s Equity and Other Comprehensive Income for the years ended December 31, 2006, 2007 and 2008	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2007 and 2008	F-6
Notes to Consolidated Financial Statements as of and for the years ended December 31, 2007 and 2008	F-7
Unaudited Consolidated Statements of Financial Position as of December 31, 2008 and June 30, 2009	F-~~21~~22
Unaudited Consolidated Statements of Income for the six months ended June 30, 2008 and 2009	F-~~22~~23
Unaudited Consolidated Statements of Changes in Stockholder’s Equity and Other Comprehensive Income for the six months ended June 30, 2008 and 2009	F-~~23~~24
Unaudited Consolidated Statements of Cash Flows for the six months ended June 30, 2008 and 2009	F-~~24~~25
Notes to Unaudited Consolidated Financial Statements – June 30, 2008 and 2009	F-~~25~~26

When the transaction referred to in Note 16 of the Notes to the Financial Statements has been consummated, the auditors will be in a position to render the following report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholder
Artio Global Investors Inc.:

We have audited the accompanying consolidated statements of financial position of Artio Global Investors Inc. and Subsidiaries (formerly known as Julius Baer Americas Inc. and Subsidiaries) as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholder’s equity and other comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Artio Global Investors Inc. and Subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

~~(signed) KPMG LLP~~

~~New York, New York~~
City, State
February 27, ~~2009~~ 2009, except as to Note 16, which is as of

ARTIO GLOBAL INVESTORS INC. AND SUBSIDIARIES
(formerly Julius Baer Americas Inc. and Subsidiaries)
Consolidated Statements of Financial Position

	December 31, 2007	December 31, 2008
ASSETS

Cash and cash equivalents	$133,447,100	$86,563,000
Marketable securities, at fair value (Note 5)	47,465,900	71,329,500
Fees receivable and accrued fees (Note 4)	87,377,500	54,799,100
Due from affiliates (Note 4)	4,075,500	4,400
Deferred taxes, net	71,182,400	92,702,300
Property and equipment, net	9,252,800	9,833,200
Other assets	2,553,500	4,244,100
Total assets	$355,354,700	$319,475,600

LIABILITIES AND STOCKHOLDER’S EQUITY

Accrued compensation and benefits	$245,245,400	$268,924,700
Accounts payable and accrued expenses	14,223,000	9,372,400
Due to affiliates (Note 4)	95,000	1,311,400
Accrued income taxes payable	3,789,600	1,238,600
Other liabilities	2,907,900	5,383,400
Total liabilities	266,260,900	286,230,500

Commitments and contingencies (Notes 9 and 10)

Common Stock:
Class A common stock, $0.001 par value per share, none authorized and outstanding (Note 16)	—	—
Class B common stock, $0.001 par value per share, none authorized and outstanding (Note 16)	—	—
~~Common Stock $100 stated~~Class C common stock, $0.01 par value~~; 20,000~~ per share, 210,000,000 shares authorized~~, 4,000~~ and 42,000,000 shares issued and outstanding (Note 16)	~~400,000~~420,000	~~400,000~~420,000
Additional paid-in capital (Note 16)	~~17,950,000~~17,930,000	~~17,950,000~~17,930,000
Retained earnings (Note 16)	70,420,000	14,895,100
Accumulated other comprehensive income, net of tax	323,800	─
Total stockholder~~’~~’s equity	89,093,800	33,245,100
Total liabilities and stockholder~~’~~’s equity	$355,354,700	$319,475,600

See accompanying notes to consolidated financial statements

ARTIO GLOBAL INVESTORS INC. AND SUBSIDIARIES
(formerly Julius Baer Americas Inc. and Subsidiaries)
Consolidated Statements of Income

	For the years ended December 31,
	2006		2007		2008
Revenues and other operating income:
Investment management fees		$300,432,600		$445,558,400		$425,002,600
Net (losses) on securities held for deferred compensation	─		─			(2,856,500)
Foreign currency gains (losses)	─			185,900		(100,600)
Total revenues and other operating income		300,432,600		445,744,300		422,045,500

Expenses:
Employee compensation and benefits
Salaries, incentive compensation and benefits		69,677,000		92,276,900		92,487,100
Allocation of Class B profits interests		53,410,100		83,512,300		76,073,800
Change in redemption value of Class B profits interests		46,932,000		76,843,900		54,557,400
Total Employee compensation and benefits		170,019,100		252,633,100		223,118,300
Shareholder servicing and marketing		20,133,900		25,356,300		23,369,100
General and administrative		31,510,000		50,001,500		62,833,100
Total expenses		221,663,000		327,990,900		309,320,500
Operating income before income tax expense		78,769,600		117,753,400		112,725,000
Non-operating income:
Interest income		2,990,700		6,930,400		2,947,900
Net gains on marketable securities		289,500		81,800		252,100
Other income (loss)		7,600		21,400		(18,600)
Total non-operating income		3,287,800		7,033,600		3,181,400
Income from continuing operations before income tax expense		82,057,400		124,787,000		115,906,400
Income taxes related to income from continuing operations		38,514,200		58,417,400		54,755,100
Income from continuing operations, net of taxes		43,543,200		66,369,600		61,151,300
Income from discontinued operations, net of taxes		1,230,700		1,616,200	─
Net income		$44,773,900		$67,985,800		$61,151,300

~~Earnings~~Net income per share, basic and diluted (Note 16):
Net income	$	~~11,193~~1.07	$	~~16,996~~1.62	$	~~15,288~~1.46
Income from continuing operations, net of taxes	$	~~10,886~~1.04	$	~~16,592~~1.58	$	~~15,288~~1.46
Income from discontinued operations, net of taxes	$	~~307~~0.03	$	~~404~~0.04	$	~~—~~─
~~Common shares outstanding~~Weighted average Class C common shares used in basic and diluted net income per share		~~4,000~~42,000,000		~~4,000~~42,000,000		~~4,000~~42,000,000

Pro forma diluted net income per share, including impact of distributions						$1.11

See accompanying notes to consolidated financial statements

ARTIO GLOBAL INVESTORS INC. AND SUBSIDIARIES
(formerly Julius Baer Americas Inc. and Subsidiaries)
Consolidated Statements of Stockholder’s Equity and Other Comprehensive Income

	Number of Common Shares Outstanding (Note 16)	Common Stock (Note 16)	Additional Paid-in Capital (Note 16)	Retained Earnings	Accumulated Other Comprehensive Income	Stockholder~~’~~’s Equity
Balance at December 31, 2005	~~4,000~~42,000,000	$ ~~400,000~~420,000	$ ~~17,950,000~~17,930,000	$17,760,300	$ ─	$36,110,300
Net income	─	─	─	44,773,900	─	44,773,900
Balance at December 31, 2006	~~4,000~~42,000,000	~~400,000~~420,000	~~17,950,000~~17,930,000	62,534,200	─	80,884,200
Net income	─	─	─	67,985,800	─	67,985,800

Other comprehensive income
Unrealized gains on available for sale securities	─	─	─	─	632,100	632,100
Income taxes	─	─	─	─	(308,300)	(308,300)
Total Other comprehensive income	─	─	─	─	323,800	323,800

Dividends paid ($~~15,025~~1.43 per share)	─	─	─	(60,100,000)	─	(60,100,000)
Balance at December 31, 2007	~~4,000~~42,000,000	~~400,000~~420,000	~~17,950,000~~17,930,000	70,420,000	323,800	89,093,800
Cumulative effect of adoption of SFAS 159	─	─	─	323,800	(323,800)	─
Balance at January 1, 2008	~~4,000~~42,000,000	~~400,000~~420,000	~~17,950,000~~17,930,000	70,743,800	$ ─	89,093,800
Net income	─	─	─	61,151,300		61,151,300
Dividends ($~~29,250~~2.79 per share)	─	─	─	(117,000,000)		(117,000,000)
Balance at December 31, 2008	~~4,000~~42,000,000	$ ~~400,000~~420,000	$ ~~17,950,000~~17,930,000	$14,895,100		$33,245,100

See accompanying notes to consolidated financial statements

ARTIO GLOBAL INVESTORS INC. AND SUBSIDIARIES
(formerly Julius Baer Americas Inc. and Subsidiaries)
Consolidated Statements of Cash Flows

	For the years ended December 31,
	2006	2007	2008
Cash flows from operating activities:
Net income	$44,773,900	$67,985,800	$61,151,300
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,741,100	1,925,400	2,904,100
Deferred compensation	49,695,700	80,433,700	57,001,400
Deferred income taxes	(22,167,100)	(35,509,400)	(21,519,900)
Interest accrued on marketable securities and accretion and amortization of bonds	─	(1,304,800)	(60,200)
(Gains)/losses on marketable securities and securities held for deferred compensation	─	(81,800)	2,604,400
(Increase) decrease in:
Marketable securities	(33,053,600)	─	─
Fees receivable and accrued fees	(20,282,700)	(31,851,300)	32,578,400
Due from affiliates	(2,123,200)	(1,526,800)	4,071,100
Other assets	(1,254,400)	(348,900)	(1,690,600)
Increase (decrease) in:
Accrued compensation and benefits	19,511,100	26,724,600	(33,322,100)
Accounts payable and accrued expenses	5,019,400	3,336,700	(4,750,000)
Due to affiliates	4,923,000	(5,615,700)	1,216,400
Accrued income taxes payable	182,500	522,200	(2,551,000)
Other liabilities	3,327,500	(412,900)	2,475,500
Cash flows provided by (used in) operating activities – discontinued operations	(5,792,300)	7,938,500	─
Total adjustments	727,000	44,229,500	38,957,500
Net cash provided by operating activities	45,500,900	112,215,300	100,108,800
Cash flows from investing activities:
Purchase of marketable securities and securities held for deferred compensation	─	(199,936,400)	(120,807,400)
Proceeds from sales or maturities of marketable securities and securities held for deferred compensation	─	221,931,300	94,399,600
Purchase of fixed assets from affiliate	(9,170,800)	─	─
Purchase of fixed assets	(2,753,600)	(2,003,900)	(3,484,500)
Net cash provided by (used in) investing activities	(11,924,400)	19,991,000	(29,892,300)
Cash flows from financing activities:
Dividends paid	─	(60,000,000)	(117,000,000)
Net cash used in financing activities	─	(60,000,000)	(117,000,000)
Effect of exchange rates on cash	─	185,900	(100,600)
Net increase (decrease) in cash and cash equivalents	33,576,500	72,392,200	(46,884,100)
Cash and cash equivalents:
Beginning of period	27,478,400	61,054,900	133,447,100
End of period	$61,054,900	$133,447,100	$86,563,000

Cash paid during period for:
Income taxes, net of refunds	$61,693,100	$94,783,300	$80,109,600
Supplementary information:
Non-cash transaction ~~–~~– Distribution of JBFM to parent	$ ─	$100,000	$ ─

See accompanying notes to consolidated financial statements

ARTIO GLOBAL INVESTORS INC. AND SUBSIDIARIES
(formerly Julius Baer Americas Inc. and Subsidiaries)
Notes to Consolidated Financial Statements

Note 1 Organization and Description of Business

Artio Global Investors Inc. (formerly known as Julius Baer Americas Inc.) (“Investors”) and Subsidiaries (the “Company”) comprises Investors and its three subsidiaries, Artio Global Management LLC (formerly known as Julius Baer Investment Management LLC) (“Management LLC”), a registered investment adviser under the Investment Advisers Act of 1940; Artio Capital Management LLC (formerly known as JB Private Equity Partners LLC), a private equity adviser; and Artio Global Holdings LLC (formerly known as JB Americas Holdings LLC) (“Holdings”), an intermediate holding company. Investors is a wholly owned subsidiary of Julius Baer Holding Ltd., a Swiss corporation (the “Parent”).

Management LLC is the primary operating entity of the Company and an asset manager based in the United States that provides investment management services to institutional and retail clients. It manages and advises the Artio Global Funds (formerly known as the Julius Baer Investment Funds) (the “Funds”), which are U.S. registered investment companies; commingled institutional investment vehicles; separate accounts; and sub-advisory accounts. The Company’s assets under management are invested primarily outside the United States.

Discontinued Operations

Investors was previously a registered broker dealer under the Securities Exchange Act of 1934, and a member of the National Association of Securities Dealers. It executed and cleared securities transactions for its customers, including the customers of Bank Julius Baer—New York Branch (the “Branch”), through March 31, 2005. In June 2006, Investors withdrew its broker-dealer registration and discontinued its brokerage-related operations.

Julius Baer Financial Markets LLC (“JBFM”) was a subsidiary of the Company through November 2007. It introduced domestic foreign exchange trades to an affiliate, Bank Julius Baer & Co. Ltd. (the “Bank”). In December 2007, JBFM was distributed to the Parent as a non-cash dividend.

The results of the regulated brokerage and foreign exchange operations of the Company as described above have been recast as discontinued operations in these Consolidated Financial Statements and are further discussed in Note 3.

Initial Public Offering

In February 2008, Investors filed a registration statement with the Securities and Exchange Commission for an initial public offering of its common stock. If consummated, this offering will result in the Parent selling some or all of its ownership interests in Investors, and the Chief Executive Officer and the Head of International Equity (the “Principals”), who currently own Class B profits interests in Management LLC, owning equity stakes in Holdings and voting (non-economic) shares in Investors.

Note 2 Summary of Significant Accounting Principles

(a) Basis of Preparation

The Consolidated Financial Statements are prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These principles require management to make estimates and assumptions that affect the reported amounts of assets, liabilities (including contingent liabilities), revenues, and expenses at the date of the Consolidated Financial Statements. Actual results could differ from those estimates and may have a material effect on the Consolidated Financial Statements.

Prior years’ Consolidated Statements of Income have been conformed to the current year’s presentation. Employee compensation and benefits has been disaggregated to disclose separately the allocation of Class B profits interests and changes in redemption value of the Class B profits interests. General and administrative expenses have been aggregated.

(b) Consolidation

The Consolidated Financial Statements include the accounts of Investors and its subsidiaries. Amounts related to JBFM and the broker-dealer operations are also included in the Consolidated Financial Statements and are presented as discontinued operations in the appropriate reporting periods. All material inter-company balances have been eliminated in consolidation.

The Company also evaluates for consolidation the investment vehicles through which it provides its investment management services. Consolidation is required if the Company holds a controlling financial interest in the investment vehicle as defined by U.S. GAAP. The Company’s assessment for consolidation occurs at the inception date of the investment vehicle. The conclusion is reassessed only when certain events take place, as prescribed by U.S. GAAP.

Following is an overview of the framework used by the Company to evaluate whether it has a controlling financial interest in the investment vehicles:

●
Variable interest entities (“VIEs”) – A VIE is defined as an entity which, by design, lacks sufficient equity at risk to finance its activities without additional subordinated financial support, and where equity holders lack any of three characteristics of owning a controlling financial interest. The party that absorbs a majority of expected losses or receives a majority of expected residual returns is the primary beneficiary and is required to consolidate the VIE.

●
Voting interest entities – For vehicles determined to not be VIEs, consolidation is required if the Company holds a controlling financial interest of more than fifty percent. The general partner or managing member of a limited partnership or limited liability company is presumed to have the controlling financial interest. Consolidation is required by the general partner or managing member unless the presumption of control is overcome by providing certain rights to the limited partners or non-managing members.

At December 31, 2007 and 2008, the Company did not consolidate any of the investment vehicles, for the following reasons:

●	The Funds are considered voting interest entities but are controlled by their independent Boards of Directors or Trustees.

●	Certain of the commingled investment vehicles are trusts and are considered VIEs. The Company is not the primary beneficiary of these trusts.

●
Other investment vehicles are membership organizations and are considered voting interest entities. Although the Company’s interests in these vehicles are nominal and do not meet the ownership threshold for consolidation, the Company is the managing member of these organizations. The operating agreements of the organizations each provides to its unaffiliated non-managing members substantive rights to remove the Company as managing member. As a result, the Company does not have a controlling financial interest in these organizations.

(c) Cash and Cash Equivalents

The Company classifies as cash equivalents money market and other highly liquid instruments with remaining maturities of less than three months at acquisition.

(d) Marketable Securities

Marketable securities are carried at fair value. In 2007, Marketable securities were classified as available for sale and unrealized changes in fair value were recognized in Accumulated other comprehensive income. In 2006, Marketable securities were classified as trading and were carried at fair value.

In 2008, the Company adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 also provides guidance on the use of certain valuation techniques to arrive at fair value and creates a fair value hierarchy based upon the transparency of inputs used in the valuation of the asset or liability.

In 2008, the Company also adopted SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 permits entities to measure financial instruments and certain other items at fair value. In most cases, companies are able to make an instrument by instrument election. The Company elected to carry at fair value investments made to achieve certain stated investment objectives. The Company’s reasons for electing the fair value option are as follows:

●
The Company invests its excess cash for current yield, not for capital gains. As such, the Company believes that recognizing realized and unrealized gains or losses in the Statement of Income better reflects the returns on these investments. Gains and losses on such Marketable Securities, together with related interest income, accretion and amortization, are reported in Non-operating income.

●
The Company invests certain unvested deferred bonuses due employees in the Funds. As these bonuses vest, the principal and any gains or losses are reflected as liabilities in the Consolidated Statement of Financial Position. The Company believes that recognizing unrealized gains or losses on these investments in income is likely, in most cases, to better match income with the related expense. As the expenses are reported in Employee compensation and benefits expense, the realized and unrealized gains or losses on these securities are reported in Gains (losses) on securities held for deferred compensation.

Realized gains and losses are computed on a specific identification basis. Interest income is recognized as earned. Discounts and premiums are amortized over the term of the security.

(e) Property and Equipment

Property and equipment are carried at cost. The Company expenses depreciation of property and equipment based on the estimated useful lives of the assets using the straight-line method. Amortization of leasehold improvements is computed over the lesser of the economic useful life of the improvement or the remaining term of the lease. Internal-use software that qualifies for capitalization is capitalized and subsequently amortized over the estimated useful life of the software, generally three years.

(f) Investment Management Fees

Investment management fees are recognized as earned. They are computed as a percentage of the fair value of assets under management and accrued monthly. Fees vary significantly, from under ten basis points for certain cash and fixed income mandates to over one hundred basis points for certain asset classes. Fees on registered investment companies are computed and billed monthly as a percentage of average daily fair value of the assets of the Funds. Fees on other vehicles and on separate accounts are computed and billed in accordance with the provisions of the applicable investment management agreements.

The investment management agreements for a small number of accounts provide for performance fees. Performance fees, if earned, are recognized on the contractually determined measurement date.

(g) Foreign Currency Transactions

The Company maintains foreign currency cash balances for disbursing funds. These accounts are translated to the Company’s functional currency (U.S. dollars) at rates prevailing at the reporting date. Transactions in foreign currency are translated at average rates during the reporting period. Gains and losses arising from translation of transactions are recognized in other operating income in the Consolidated Statement of Income.

(h) Compensation Plans

Certain employees of the Company participate in deferred compensation plans. Deferred compensation expense is recognized using a straight-line method over the vesting period. Assets of funded deferred bonus plans are invested in the Funds, and are included in Marketable securities at fair value. Realized and unrealized gains and losses related to these assets are recognized in Net gains (losses) on securities held for deferred compensation in 2008. Unrealized gains were reported in Accumulated other comprehensive income in 2007.

The Principals have a Class B profits interest in Management LLC which entitles them to a combined 30% of profits, as well as a combined 30% of the increase in the value of the business, as defined in Management LLC’s operating agreement. The allocation of the profits associated with this plan is expensed on an accrual basis. The Company records the obligation associated with these profits interests as a liability at fair value.

(i) Retirement Plans

The Company sponsors two non-contributory defined contribution retirement plans for employees (the “Non-Contributory Plans”), as well as a 401(k) plan. The Non-Contributory Plans include a qualified and non-qualified plan. Company contributions to the Non-Contributory Plans are based on employees’ eligible compensation.

The Company’s contributions to the Non-Contributory Plans are accrued over the period of employees’ active service. Forfeitures from employees who leave the Company prior to completion of the vesting period are used to reduce the Company’s contribution. The Non-Contributory Plans do not require contributions after the employees’ active service has ended.

(j) License and Management Fees

The Company pays the Parent fees for management and licensing of its brand name under the terms of a service level agreement. Fees are accrued based on the terms of the agreement and are recognized as a component of General and administrative expenses. The Parent reduced the licensing fee during 2008 as a result of the Company’s rebranding of its products.

(k) Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred taxes are recognized for the future tax benefits or consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company accounts for uncertainty in income tax positions by recognizing in its Consolidated Financial Statements the impact of a tax position when it is more likely than not that the tax position would be sustained upon examination by the tax authorities based on the technical merits of the position.

Interest and penalties relating to tax liabilities are recognized on actual tax liabilities and exposure items. Interest is accrued according to the provisions of the relevant tax law and is reported as interest expense. Penalties are accrued when the Company expects to take the related position in its tax return and are reported as General and administrative expenses.

(l) Earnings Per Share

Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding during the period. As there are no common stock equivalents, diluted earnings per share are equivalent to basic earnings per share.

(m) Discontinued Operations

The Company reflects revenues and expenses (including income tax expense) and cash flows of discontinued operations separately in the Consolidated Statements of Income and Cash Flows for the years ended December 31, 2006 and 2007. Income taxes are allocated to discontinued operations based on the Company’s consolidated effective tax rate, adjusted for any material tax attributes related solely to the discontinued operation. The Company’s taxes are filed on a consolidated basis. Tax liabilities of discontinued operations are not separately identifiable and all material deferred tax benefits relate to continuing operations.

Note 3 Discontinued Operations

Investors withdrew its broker-dealer registration during 2006 after determining that it no longer would receive benefits from the registration in excess of the costs incurred in maintaining it. Accordingly, the results of the broker-dealer operations have been classified as discontinued operations.

In December, 2007, the foreign exchange operations of JBFM were distributed to the Parent. There was no gain or loss on the distribution. Assets and liabilities of JBFM were distributed at their carrying amounts, with the net asset of $100,000 being reflected as a non-cash dividend. The foreign exchange operations of JBFM are classified as discontinued operations for the years ended December 31, 2006 and 2007. JBFM’s revenues were derived from providing services to the Bank, for which it was compensated under the terms of a transfer pricing agreement.

Summary financial information relating to discontinued operations follows. There were no discontinued operations in 2008.

Income Statement

	For the years ended December 31,
	2006		2007
Revenues:
Broker-dealer	$7,101,100	$	─
Foreign exchange	9,443,500		8,694,800
Total revenues	16,544,600		8,694,800
Expenses:
Employee compensation and benefits
Broker-dealer	1,696,400		─
Foreign exchange	5,052,900		3,699,400
Total Employee compensation and benefits	6,749,300		3,699,400
General and administrative
Broker-dealer	4,805,000		─
Foreign exchange	2,565,400		2,000,500
Total General and administrative	7,370,400		2,000,500
Total expenses	14,119,700		5,699,900
Income before income taxes	2,424,900		2,994,900
Income tax expense	1,194,200		1,378,700
Income from discontinued operations, net of tax	$1,230,700		$1,616,200

Cash Flows

	For the years ended December 31,
	2006	2007
Net cash provided by (used in) discontinued operations:
Broker-dealer	$1,837,000	$1,025,500
Foreign exchange	(7,629,900)	6,913,000
	$(5,792,300)	$7,938,500

Note 4 Related Party Activities

The Company engages in transactions with the Parent and other affiliates in the ordinary course of business.

Parent Company Transactions

●
The Company pays the Parent fees for management and licensing under the terms of a service level agreement. These fees are computed based on Investment management fees. The rate applied to Investment management fees is determined by the Parent. They are accrued during the year and paid annually, generally near year-end. These fees are included in General and administrative expenses on the Consolidated Statement of Income and in Due to affiliates in the Consolidated Statement of Financial Position as follows:

License and management fees

For the years ended December 31,
2006	$6,388,000
2007	7,327,300
2008	6,414,400

Due to affiliates

At December 31,
2007	$95,000
2008	1,311,400

Affiliate Transactions – mutual and offshore funds

●
Management LLC provides investment management services to the Funds. Management LLC has investment management agreements with the Funds which are reviewed and ratified by their Boards of Directors or Trustees on an annual basis. Revenues related to these services are included in Investment management fees in the Consolidated Statement of Income and fees receivable are included in Fees receivable and accrued fees in the Consolidated Statement of Financial Position as follows:

Investment management fees

For the years ended December 31,
2006	$189,982,200
2007	278,696,700
2008	253,926,000

Fees receivable and accrued fees

At December 31,
2007	$26,492,000
2008	14,231,200

●
Management LLC also derives investment management revenue from advising or sub-advising certain offshore funds sponsored by affiliates of the Parent. The amounts earned from such activity are reported in Investment management fees in the Consolidated Statement of Income as follows:

Investment management fees

For the years ended December 31,
2006	$4,292,400
2007	5,990,000
2008	5,832,100

Fees receivable and accrued fees

At December 31,
2007	$1,530,900
2008	1,060,700

Other Affiliate Transactions

Due from affiliates in the Consolidated Statement of Financial Position comprise the following:

	At December 31,
	2007		2008
Due from affiliates:
From local affiliates, for shared expenses	$3,043,400	$	─
From foreign affiliates, for services	1,032,100		4,400

●
The Company shared office space with certain unconsolidated affiliates. The Company allocated to these affiliates both direct and indirect expenses for occupancy (including rent and depreciation), information technology and support systems costs (including depreciation), administration, and management, under the terms of service level agreements. In 2007 and 2006, the Company allocated $4,664,700 and $2,365,600, respectively, to these unconsolidated affiliates under the terms of such agreements. Such amounts are reflected in the Consolidated Statement of Income under General and administrative expenses and in Due from affiliates (from local affiliates) in the Consolidated Statement of Financial Position. In 2008, these affiliates moved from the Company’s offices, and the service level agreements were cancelled. There are no allocated expenses in 2008.

●
Amounts in Due from affiliates (from foreign affiliates) represent amounts paid by the Company on behalf of the Parent. These expenses are paid monthly by the Parent to Management LLC and are not material in 2008.

Other Related Party Transactions

●
Participants in the Funded Plan (as defined in Note 8) invest their deferred bonuses in their choice of the Funds. The Company does not guarantee any returns and the changes in the fair value of the investments are offset in part by an adjustment to the obligation of the Company to the participants for the vesting of the deferred bonuses. At December 31, 2008 and 2007, the Company held investments in the Funds of $5,911,400 and $4,754,800, respectively. Unrealized gains (losses) on the investments totaled $(2,683,500) and $507,700 for the years ended December 31, 2008 and 2007, respectively. Unrealized gains (losses) for 2008 and 2006 were recognized in the Consolidated Statement of Income in Net (losses) on securities held for deferred compensation and Net gains (losses) on marketable securities, respectively. Unrealized gains for 2007 were reported in Accumulated other comprehensive income in the Consolidated Statement of Financial Position. There were no material realized gains in 2008, 2007, or 2006.

●	The Company manages the assets of the Non-Contributory Plans, at no cost to the plans.

Note 5 Marketable Securities, at Fair Value

The Company carries its Marketable Securities portfolio at fair value using a valuation hierarchy based on the transparency of the inputs to the valuation techniques used to measure fair value. Classification within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The valuation hierarchy contains three levels: (i) valuation inputs comprising unadjusted quoted market prices for identical assets or liabilities in active markets (“Level 1”); (ii) valuation inputs comprising quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets, and other observable inputs directly or indirectly related to the asset or liability being measured (“Level 2”); and (iii) valuation inputs that are unobservable and are significant to the fair value measurement (“Level 3”). The Company’s Marketable securities and Cash equivalents at December 31, 2008 are valued using prices as follows:

	Marketable securities	Cash equivalents	Total
Level 1	$71,314,900	$71,116,600	$142,431,500
Level 2	─	─	─
Level 3	14,600	─	14,600
	$71,329,500	$71,116,600	$142,446,100

The change in Level 3 securities during 2008 is as follows:

Beginning of year	$10,000
Unrealized gains	4,600
End of year	$14,600

Marketable securities as of December 31, 2007 consist of the following:

	Fair Value	Amortized Cost	Unrealized gains/(losses)
U.S. government and agency instruments:
Due within 1 year	$36,696,300	$36,232,900	$463,400
Due 1-5 years	1,652,400	1,967,200	(314,800)
Due more than 10 years	4,352,400	4,376,600	(24,200)
Artio Global Funds	4,754,800	4,247,100	507,700
Other investments	10,000	10,000	─
	$47,465,900	$46,833,800	$632,100

Marketable securities as of December 31, 2008 consist of the following:

	Fair Value	Amortized Cost	Unrealized gains/(losses)
U.S. government and agency instruments:
Due within 1 year	$60,375,200	$60,277,300	$97,900
Due more than 10 years	5,028,300	4,587,600	440,700
Artio Global Funds	5,911,400	8,594,900	(2,683,500)
Other investments	14,600	10,000	4,600
	$71,329,500	$73,469,800	$(2,140,300)

In 2007, changes in unrealized gains of $632,100 were recognized in Accumulated other comprehensive income. Realized gains, net of losses, for the year ended December 31, 2007 totaled $81,800 and are included in the Statement of Income.

In 2008, the Company elected the fair value option permitted by SFAS 159 to report its Marketable Securities. The election was effected by a cumulative effect adjustment that transferred Accumulated other comprehensive income of $323,800 (net of tax) to Retained earnings as of January 1, 2008. In the year ended December 31, 2008, unrealized gains of $543,200 and realized losses of $(291,100) on U.S. government and agency securities are reported in non-operating income. For that period, changes in unrealized losses of $(2,683,500) and realized losses of $(173,000) on the Funds are reported in Net gain (loss) on securities held for deferred compensation.

Note 6 Market, Credit and Foreign Exchange Risks

The Company’s holdings of U.S. government and agency instruments are considered to have minimal credit risk. A portion of the Company’s balance of Cash and cash equivalents represent short-term investments in U.S. government and agency securities, and similarly is considered to have minimal credit risk. The amounts of short-term U.S. government and agency securities included in Cash and cash equivalents are $119,047,200 and $71,116,600 as of December 31, 2007 and December 31, 2008, respectively.

The remaining balance in Cash and cash equivalents represents cash held by the Company for its operating activities. These cash balances are held primarily with a single institution. Substantially all of these amounts exceed the insurance provided by the Federal Deposit Insurance Corporation.

Investments in U.S. government and agency securities are subject to market risk and will fluctuate in value based on interest rates prevailing in the market. Investments in the Funds will fluctuate in value based on overall market conditions as well as factors specific to those Funds.

Fees receivable and accrued fees have credit risk related to our clients. Fees receivable from sponsored funds (Note 4) are billed and collected monthly. Other fees are generally billed quarterly. Fees receivable are recorded net of any allowance for doubtful accounts.

The Company’s revenues are based primarily on the U.S. dollar value of the investment assets it manages for clients. The assets under management vary as a result of the market performance of the investments and client cash flows into or out of the investments. A majority of assets under management are invested in assets denominated in currencies other than the dollar. As a result, the U.S. dollar value of assets under management fluctuates with changes in foreign currency exchange rates. Revenues fluctuate with changes in assets under management resulting from all of the above factors.

Note 7 Property and Equipment

The major classifications of property and equipment are as follows:

	At December 31,
	2007	2008
Furniture, fixtures, software and equipment	$6,336,700	$9,574,600
Leasehold improvements	10,111,800	10,358,400
Less: accumulated depreciation and amortization	(7,195,700)	(10,099,800)
	$9,252,800	$9,833,200

Furniture and fixtures are depreciated over five years. Equipment is depreciated over three and five year periods. Software is amortized over its estimated useful life, generally three years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the remaining life of the lease.

Note 8 Benefit Plans and Deferred Compensation

The Company sponsors a non-contributory qualified defined contribution retirement plan that covers most employees (the “Qualified Plan”). Employees with at least one year of service are eligible to participate in this plan. Contributions to this plan are calculated at 10% of annual salary up to the Social Security Taxable wage base plus 15.7% of annual base salary in excess of the Social Security Taxable wage base up to the Internal Revenue Service compensation limit for qualified plans. Earnings on an individual’s account in the plan are limited to the performance of the underlying plan investments in the account.

The Company also sponsors a supplemental non-qualified defined contribution retirement plan (the “Non-qualified Plan”). Contributions to this plan are calculated as 15.7% of annual base salary that exceeds the Internal Revenue Service compensation limit for qualified plans. Contributions to both the qualified and non-qualified retirement plans have three-year vesting.

Additionally, the Company sponsors a qualified 401(k) plan which permits employer matching contributions. No matching contributions have ever been made to the 401(k) plan.

The Company sponsors a deferred compensation plan for employees whose annual discretionary bonus award exceeds $250,000 (the “Funded Plan”). Amounts contributed to the plan vest rateably over a three-year period. Additionally, the Company sponsored an unfunded, non-qualified deferred compensation plan for the Principals (the “Unfunded Plan”). The total amount payable under the Unfunded Plan was $14,017,500, which vested ratably over a ten-year period and was to be fully vested in 2014. In December, 2007, the Unfunded Plan was amended to reflect that it would be payable in a lump sum upon the earlier of an initial public offering of the Company or December 31, 2008. The Company expensed the remaining amount of the Unfunded Plan in 2008 and has made the payments.

The tables below show the Company’s assets and liabilities as of December 31, 2007 and December 31, 2008 as well as the expenses recognized by the Company related to these plans for the years ended December 31, 2006, 2007 and 2008. The assets are reported in Marketable securities, and the liabilities in Accrued compensation and benefits.

	December 31, 2007		December 31, 2008
	Assets	Liabilities	Assets	Liabilities
Funded Plan	$4,754,800	$2,049,900	$5,911,400	$2,499,700
Unfunded Plan	─	5,139,800	─	─

	For the years ended December 31,
Expenses	2006	2007	2008
Qualified Plan	$1,143,500	$1,553,700	$2,847,900
Non-qualified Plan	60,600	273,400	223,200
Funded Plan	1,361,700	2,187,800	2,444,000
Unfunded Plan	1,402,000	1,402,000	8,877,700
	$3,967,800	$5,416,900	$14,392,800

Note 9 Class B Profits Interests

The Company has granted to each of the Principals a Class B, non-voting profits interest in Management LLC which entitles each of them to receive 15% of profits (30% in the aggregate) of Management LLC (as more fully described in Management LLC’s operating agreement). The allocation of such profits interests is expensed as incurred and included in Employee compensation and benefits. The liabilities for these interests at December 31, 2007 and 2008 are as follows:

Liabilities
December 31, 2007	$55,763,300
December 31, 2008	34,101,500

The Company is required to repurchase the Class B profits interests. The repurchase price is computed utilizing a model which is based on the average profitability of Management LLC (as more fully described in the operating agreement) and the average price-earnings multiple of the common stock of the Parent. The benefits vest rateably over a ten-year period ending in 2014. The Company records the obligation associated with the change in redemption value of the profits interest as a liability at fair value in Accrued compensation and benefits in the Consolidated Statements of Financial Position, and recognizes the expense as Employee compensation and benefits in the Consolidated Statement of Income. Certain events, including a change in control (such as the contemplated initial public offering) will cause the unvested balances to vest prior to the end of the stated period. Total redemption values and liabilities of this obligation are as follows:

	Redemption Value	Liabilities	Unvested Balance
December 31, 2007	$491,108,900	$147,332,900	$343,776,000
December 31, 2008	504,725,000	201,890,300	302,834,700

Note 10 Commitments and Contingencies

The Company leases office space under non-cancellable agreements that expire in June 2014. Minimum annual rental payments under the lease at December 31, 2008 are as follows:

Years ending December 31,
2009	$3,738,700
2010	3,738,700
2011	3,756,000
2012	3,761,800
2013	3,761,800
2014	1,880,900
$20,637,900

In addition to the minimum annual rentals, the lease also includes provisions for escalations. The lease provides for a rent holiday and leasehold improvement incentives. These concessions are recognized on a straight-line basis as reductions in rent expense over the term of the lease.

In 2007, a portion of the annual rental expense was charged to affiliates who occupied portions of the space. Rent expense incurred by the Company and its subsidiaries for the years ended December 31, 2006, 2007, and 2008 was $2,052,500, $2,641,800, and $3,309,400, respectively.

The Company has non-cancellable contractual commitments for periods of up to two years for recordkeeping and software services.

The Company has a license fee arrangement with the Parent for the use of its name in the Company’s products and marketing. The arrangement obligates the Company to pay a fee, based on applicable revenues, at a rate determined by the Parent. The rate determined by the Parent may vary by year.

The Company’s largest shareholder servicing arrangement provides that, in the event of termination, fees of thirty-five basis points annually on the value of the shares held on the platform will accrue as long as the shares are held on the platform. A portion of these charges may be offset by 12b-1 fees.

The Company has a severance policy covering employees terminated for reasons other than cause. In the event of an employee’s termination, the Company may incur a liability for salary and benefits continuation. The amount varies based on the employee’s level and length of service.

The Company has, at its discretion, reimbursed client accounts for certain operational losses incurred.  Such amounts were not material in the years ended December 31, 2006, 2007, and 2008.

There is no litigation against the Company that is considered probable or reasonably possible of having a material effect on the cash flows, results of operations or financial position of the Company.

Note 11 Income Taxes

The components of income taxes for continuing and discontinued operations for the periods 2006-2008 are as follows:

	For the years ended December 31,
	2006	2007	2008
Current:
Federal	$38,373,700	$59,806,100	$54,127,600
State and local	22,852,000	34,109,500	22,147,400
Total	61,225,700	93,915,600	76,275,000

Deferred:
Federal	(14,744,600)	(23,851,900)	(17,380,900)
State and local	(7,966,900)	(11,646,300)	(4,139,000)
Total	(22,711,500)	(35,498,200)	(21,519,900)
Income taxes on continuing operations	38,514,200	58,417,400	54,755,100
Tax effect of discontinued operations -
Current	649,800	1,389,900	─
Deferred	544,400	(11,200)	─
Total	1,194,200	1,378,700	─
Income tax expense	$39,708,400	$59,796,100	$54,755,100

The Company computes its taxes using the asset and liability method. Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Net deferred tax assets comprise the following:

	At December 31,
	2007	2008
Deferred tax assets
Deferred compensation	$69,668,000	$89,434,100
Depreciation and amortization	879,000	764,500
Provisions and other	943,700	2,503,700
Total deferred tax assets	71,490,700	92,702,300
Less: valuation allowance	─	─
Deferred tax asset, net of valuation allowance	71,490,700	92,702,300
Deferred tax liability
Unrealized (gains)	(308,300)	─
Total deferred tax liability	(308,300)	─
Net deferred tax asset	$71,182,400	$92,702,300

Management of the Company has not established a valuation allowance for its deferred tax asset because it believes that it is more likely than not the benefit will be realized. The Company’s analysis of recoverability is based on the future income streams that could be generated from its assets under management.

A reconciliation between the Federal statutory tax rate of 35 percent and the Company’s effective tax rates is as follows:

2006
Federal statutory rate	$28,720,100	35%
State and local, net of federal benefit	9,794,100	12%
Taxes on income from continuing operations	$38,514,200	47%

2007
Federal statutory rate	$43,675,500	35%
State and local, net of federal benefit	14,741,900	12%
Taxes on income from continuing operations	$58,417,400	47%

2008
Federal statutory rate	$40,567,200	35%
State and local, net of federal benefit	13,611,200	12%
Permanent differences	3,005,200	2%
Other adjustments	(2,428,500)	(2)%
Taxes on income from continuing operations	$54,755,100	47%

Permanent differences consist of the non-deductible portion of meals, entertainment, and gifts, and certain costs related to the anticipated initial public offering of Investors’ common stock. They were not material to the reconciliation in 2007. Other adjustments represent adjustments made as a result of the 2007 tax filings.

The effective tax rates of the discontinued operations in 2006 and 2007 do not differ materially from those of continuing operations.

Management LLC is subject to a four percent New York City unincorporated business tax (“UBT”), of which a substantial portion is credited against Investors’ state and local liability.

The Company has evaluated its tax positions and believes that in each case, it is more likely than not that the tax positions taken will be sustained, on their technical merits, upon audit.

For the years ended December 31, 2007 and 2008, there were no material charges relating to interest and penalties. As of December 31, 2007 and 2008, the Company did not have any unrecognized tax benefits.

The Company’s tax years 2006 to the present are open for examination by Federal and state tax authorities. The Internal Revenue Service completed its audit of the Company’s 2005 tax year and did not propose any adjustments to the filed returns. New York State completed its audit of years 2000 through 2003 of a predecessor company of Management LLC, and did not propose any material adjustments to the filed returns. The resolution of the audits did not have a material effect on the Consolidated Financial Statements or liquidity of the Company.

The Company expects, in connection with its planned initial public offering, to amend Management LLC’s operating agreement governing the Class B profits interests. The effect of such a change on the deferred tax asset, if any, is not known, and an estimate of the possible effect cannot be made.

Note 12 Segment Information

The Company’s continuing operations are classified as one segment: investment advisory and management services. Management evaluates performance and allocates resources for the management of each type of investment vehicle on a combined basis. The fee from the largest Fund represented 56%, 47% and 39% of Investment management fees for the years ended December 31, 2006, 2007, and 2008, respectively. The Company’s clients are primarily domiciled in the United States.

Note 13 Exit Activities

In January, 2008, the Company entered into a lease with its landlord at its New York headquarters to lease additional space in the building. The lease expires in June, 2014. In December, 2008, management of the Company decided that the Company would no longer utilize this office space and that any activity related to the preparation of this floor for Company use would be terminated. The Company measured and recorded a liability related to this exit activity at its fair value in the period in which the liability was incurred. The liability is included in Other liabilities in the Consolidated Statement of Financial Position and the amortization of the liability will be recognized in General and administrative expenses in the Consolidated Statement of Income. The Company recognized the estimate of the loss and transferred $468,700 previously recorded for the lease incentives to the liability for this exit activity.

	Beginning Balance 1/1/2008	Change in current year	Ending Balance 12/31/2008
Exit liability	─	$2,868,700	$2,868,700

Note 14 Recently Issued Accounting Pronouncements

In December, 2007, FASB issued Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements (“SFAS 160”). The Statement is effective for the Company in the 2009 fiscal year. If the Company completes its planned initial public offering, this Statement will affect the accounting and disclosure of the noncontrolling interests in Holdings to be held by the Principals. At this time, the Company cannot estimate the value of the noncontrolling interests in Holdings to be held by the Principals.

In December, 2008, FASB issued FASB Staff Position (“FSP”) FAS 140-4 and FIN 46(R)-8, Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities (“FSP FAS 140-4 and FIN 46(R)-8”). FSP FAS 140-4 and FIN 46(R)-8 increases disclosure requirements for certain transactions accounted under SFAS 140 and FIN 46(R) for public companies and is effective for reporting periods (interim and annual) ending after December 15, 2008. The Company adopted this FSP for its financial statements ending on December 31, 2008. The Company completed its evaluation and determined that no additional disclosures were required.

Note 15 Quarterly Information (unaudited)

The following table presents unaudited quarterly results of operations for 2007 and 2008. These quarterly results reflect all normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the results. Revenues and net income can vary significantly from quarter to quarter due to the nature of the Company’s business activities.

	For the Quarter Ended
	March 31, 2007		June 30, 2007		Sept. 30, 2007		Dec. 31, 2007
Total revenues and other operating income		$95,002,600		$111,990,700		$114,279,200		$124,471,800
Operating income before income taxes		26,835,400		31,526,300		25,705,500		33,686,200
Net income		14,784,700		16,610,700		17,191,700		19,398,700

Earnings per share, basic and fully diluted:
Net income	$	~~3,696~~0.35	$	~~4,153~~0.40	$	~~4,298~~0.41	$	~~4,850~~0.46

	For the Quarter Ended
	March 31, 2008		June 30, 2008		Sept. 30, 2008		Dec. 31, 2008
Total revenues and other operating income		$116,317,000		$126,567,700		$106,528,100		$72,632,700
Operating income before income taxes		22,590,200		39,626,500		27,054,500		23,453,800
Net income		11,410,300		20,211,800		16,280,300		13,248,900

Earnings per share, basic and fully diluted:
Net income	$	~~2,853~~0.27	$	~~5,053~~0.48	$	~~4,070~~0.39	$	~~3,312~~0.32

Note 16 Subsequent Events

As of         , 2009, the Company designated its existing shares of common stock as Class C common stock and effected a 10,500:1 split of these shares. The Company will also issue shares of Class A and Class B common stock in connection with the Company’s public offering. In accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin Topic 4:C, the financial statements give retroactive effect to the 10,500:1 stock split.

In connection with the Company’s public offering, the Company expects to make an estimated distribution of $201.3 million on a pro forma basis to its Parent. The actual distribution will be $40.1 million plus total stockholder’s equity as of the date of the Company’s public offering. This distribution, as well as dividends paid during the preceding eighteen months in excess of earnings during the same period, are used to present certain pro forma information.

Distribution	$201,311,000
Net income for the eighteen months ended June 30, 2009	(69,550,900)
Dividends paid during the eighteen months ended June 30, 2009	131,000,000
Total distributions	$262,760,100

If the total distributions were assumed to be paid from the net proceeds of the offering, approximately 13,105,000 shares would be issued for this purpose.

The effect on earnings per share for the year ended December 31, 2008 would be as follows:

Year Ended December 31, 2008
Diluted earnings per share, as reported	$1.46
Dilution resulting from the issuance of 13,105,000 shares	(0.35)
Pro forma diluted earnings per share, as adjusted	$1.11

ARTIO GLOBAL INVESTORS INC. AND SUBSIDIARIES
(formerly Julius Baer Americas Inc. and Subsidiaries)

Consolidated Statements of Financial Position
(Unaudited)

	December 31, 2008	June 30, 2009	Pro Forma June 30, 2009 (Note 10)
ASSETS

Cash and cash equivalents	$86,563,000	$111,324,200	$111,324,200
Marketable securities, at fair value (Note 4)	71,329,500	28,622,000	28,622,000
Fees receivable and accrued fees, net of allowance for doubtful accounts (Note 3)	54,799,100	46,309,300	46,309,300
Deferred taxes, net	92,702,300	107,334,800	107,334,800
Property and equipment, net	9,833,200	9,289,700	9,289,700
Other assets	4,248,500	3,264,800	3,264,800
Total assets	$319,475,600	$306,144,800	$306,144,800

LIABILITIES AND STOCKHOLDER’S EQUITY

Accrued compensation and benefits	$268,924,700	$264,253,100	$264,253,100
Accounts payable and accrued expenses	9,372,400	8,586,000	8,586,000
Due to affiliates	1,311,400	971,800	202,282,800
Accrued income taxes payable	1,238,600	—	—
Other liabilities	5,383,400	4,689,200	4,689,200
Total liabilities	286,230,500	278,500,100	479,811,100

Commitments and contingencies (Notes 6 and 7)

Common Stock (Note 10):
Class A common stock, $0.001 par value per share, none authorized and outstanding	—	—	—
Class B common stock, $0.001 par value per share, none authorized and outstanding	—	—	—
~~Common~~Class C common stock, $~~100 stated~~0.01 par value~~: 20,000~~ per share, 210,000,000 shares authorized, ~~4,000~~42,000,000 shares issued and outstanding	~~400,000~~420,000	~~400,000~~420,000	420,000
Additional paid-in capital	~~17,950,000~~17,930,000	~~17,950,000~~17,930,000	17,930,000
Retained earnings	14,895,100	9,294,700	(192,016,300)
Total stockholder’s equity	33,245,100	27,644,700	(173,666,300)
Total liabilities and stockholder’s equity	$319,475,600	$306,144,800	$306,144,800

See accompanying notes to consolidated financial statements

ARTIO GLOBAL INVESTORS INC. AND SUBSIDIARIES
(formerly Julius Baer Americas Inc. and Subsidiaries)

Consolidated Statements of Income
(Unaudited)

	For the six months ended June 30,
	2008		2009
Revenues and other operating income:
Investment management fees		$243,507,300		$132,576,200
Net ~~gains~~ (losses) on securities held for deferred compensation		(601,000)		712,200
Foreign currency gains (losses)		(21,700)		31,600
Total revenues and other operating income		242,884,600		133,320,000

Expenses:
Employee compensation and benefits
Salaries, incentive compensation and benefits		52,854,300		34,917,000
Allocation of Class B profits interests		43,990,700		21,471,800
Change in redemption value of Class B profits interests		36,433,000		35,538,000
Total employee compensation and benefits		133,278,000		91,926,800
Shareholder servicing and marketing		12,725,100		7,208,300
General and administrative		34,664,900		17,577,900
Total expenses		180,668,000		116,713,000
Operating income before income tax expense		62,216,600		16,607,000
Non-operating income:
Interest income		1,776,700		201,900
Net gains (losses) on marketable securities		(379,600)		(535,000)
Total non-operating income ~~(loss)~~		1,397,100		(333,100)
Income before income tax expense		63,613,700		16,273,900
Income taxes		31,991,700		7,874,300
Net income		$31,622,000		$8,399,600

Net income per share, basic and diluted (Note 10):
Net income	$	~~7,906~~0.75	$	~~2,100~~0.20
~~Common shares outstanding~~Weighted average shares of Class C common stock used in basic and diluted net income per share attributable to Artio Global Investors common stockholders		~~4,000~~42,000,000		~~4,000~~42,000,000
Pro forma diluted net income per share, including impact of distributions				$0.15

See accompanying notes to consolidated financial statements

ARTIO GLOBAL INVESTORS INC. AND SUBSIDIARIES
(formerly Julius Baer Americas Inc. and Subsidiaries)

Consolidated Statements of Changes in Stockholder’s Equity and Other Comprehensive Income
(Unaudited)
	Number of Common Shares Outstanding (Note 10)	Common Stock (Note 10)		Additional Paid-in Capital (Note 10)		Retained Earnings	Accumulated Other Comprehensive Income	Stockholder’s Equity
Balance at December 31, 2007	~~4,000~~42,000,000	$	~~400,000~~420,000	$	~~17,950,000~~17,930,000	$70,420,000	$323,800	$89,093,800
Cumulative effect of adoption of SFAS 159	—		—		—	323,800	(323,800)	—
Balance at January 1, 2008	~~4,000~~42,000,000		~~400,000~~420,000		~~17,950,000~~17,930,000	70,743,800	$—	89,093,800
Net income	—		—		—	31,622,000		31,622,000
Dividends ($~~20,500~~1.45 per share)	—		—		—	(82,000,000)		(82,000,000)
Balance at June 30, 2008	~~4,000~~42,000,000	$	~~400,000~~420,000	$	~~17,950,000~~17,930,000	$20,365,800		$38,715,800

Balance at December 31, 2008	~~4,000~~42,000,000	$	~~400,000~~420,000	$	~~17,950,000~~17,930,000	$14,895,100		$33,245,100
Net income	—		—		—	8,399,600		8,399,600
Dividends ($~~3,500~~0.33 per share)	—		—		—	(14,000,000)		(14,000,000)
Balance at June 30, 2009	~~4,000~~42,000,000	$	~~400,000~~420,000	$	~~17,950,000~~17,930,000	$9,294,700		$27,644,700

See accompanying notes to consolidated financial statements

ARTIO GLOBAL INVESTORS INC. AND SUBSIDIARIES
(formerly Julius Baer Americas Inc. and Subsidiaries)

Consolidated Statements of Cash Flows
(Unaudited)

	For the six months ended June 30,
	2008	2009
Cash flows from operating activities:
Net income	$31,622,000	$8,399,600
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	1,369,300	1,278,100
Deferred compensation	42,490,800	37,117,900
Deferred income taxes	(18,758,300)	(14,632,500)
Interest accrued on marketable securities and accretion and amortization of premium and discount	(74,200)	187,000
(Gains)/losses on marketable securities and securities held for deferred compensation	980,600	(177,200)
(Increase) decrease in:
Fees receivable and accrued fees	3,420,100	8,489,800
Other assets	91,000	983,700
Increase (decrease) in:
Accrued compensation and benefits	(46,557,900)	(41,789,500)
Accounts payable and accrued expenses	1,624,400	(818,000)
Due to affiliates	4,621,100	(339,600)
Accrued income taxes payable	(226,600)	(1,238,600)
Other liabilities	1,713,400	(694,200)
Total adjustments	(9,306,300)	(11,633,100)
Net cash provided by (used in) operating activities	22,315,700	(3,233,500)
Cash flows from investing activities:
Purchase of marketable securities and securities held for deferred compensation	(44,387,500)	(2,528,900)
Proceeds from sales or maturities of marketable securities and securities held for deferred compensation	34,348,800	45,226,600
Purchase of fixed assets	(1,379,400)	(734,600)
Net cash provided by (used in) investing activities	(11,418,100)	41,963,100
Cash flows from financing activities:
Dividends paid	(82,000,000)	(14,000,000)
Net cash used by financing activities	(82,000,000)	(14,000,000)
Effect of exchange rates on cash	(21,700)	31,600
Net increase (decrease) in cash and cash equivalents	(71,124,100)	24,761,200
Cash and cash equivalents:
Beginning of period	133,447,100	86,563,000
End of period	$62,323,000	$111,324,200

Cash paid during period for:
Income taxes, net of refunds	$50,976,700	$23,285,400

See accompanying notes to consolidated financial statements

ARTIO GLOBAL INVESTORS INC. AND SUBSIDIARIES
(formerly Julius Baer Americas Inc. and Subsidiaries)

Notes to Consolidated Financial Statements
(Unaudited)

Note 1  Organization and Description of Business

Artio Global Investors Inc. (formerly known as Julius Baer Americas Inc.) (“Investors”) and Subsidiaries (the “Company”) comprises Investors and its three subsidiaries, Artio Global Management LLC (formerly known as Julius Baer Investment Management LLC) (“Management LLC”), a registered investment adviser under the Investment Advisers Act of 1940; Artio Capital Management LLC (formerly known as JB Private Equity Partners LLC), a private equity adviser; and Artio Global Holdings LLC (formerly known as JB Americas Holdings LLC) (“Holdings”), an intermediate holding company. Investors is a wholly owned subsidiary of Julius Baer Holding Ltd., a Swiss corporation (the “Parent”).

Management LLC is the primary operating entity of the Company and an asset manager based in the United States that provides investment management services to institutional and retail clients. It manages and advises the Artio Global Funds (formerly known as the Julius Baer Investment Funds) (the “Funds”), which are U.S. registered investment companies; commingled institutional investment vehicles; separate accounts; and sub-advisory accounts. The Company’s assets under management are invested primarily outside the United States.

Initial Public Offering

In February 2008, Investors filed a registration statement with the Securities and Exchange Commission for an initial public offering of its common stock. If consummated, this offering and related transactions will result in the Parent selling some of its ownership interests in Investors, and the Chief Executive Officer and the Head of International Equity (the “Principals”), who currently own Class B profits interests in Management LLC, owning equity stakes in Holdings and voting (non-economic) shares in Investors.

Note 2  Summary of Significant Accounting Principles

(a)         Basis of Preparation

The Consolidated Financial Statements are prepared in conformity with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). These principles require management to make estimates and assumptions that affect the reported amounts of assets, liabilities (including contingent liabilities), revenues, and expenses at the date of the Consolidated Financial Statements. Actual results could differ from those estimates.

Prior period Consolidated Statements of Income have been conformed to the current year’s presentation. Employee compensation and benefits has been disaggregated to disclose separately the allocation of Class B profits interests and changes in redemption value of the Principals’ Class B profits interests. General and administrative expenses have been aggregated.

The December 31, 2008 financial information contained herein has been derived from the audited consolidated financial statements and notes thereto included in the Company’s financial statements for the year ended December 31, 2008. The December 31, 2008 financial information and the interim consolidated financial statements (unaudited) should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s financial statements for the year ended December 31, 2008.

Interim results reflect all normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the results. Revenues and net income can vary significantly from quarter to quarter due to the nature of the Company’s business activities. The financial results of interim periods may not be indicative of the financial results for the entire year.

(b)         Consolidation

The Consolidated Financial Statements include the accounts of Investors and its subsidiaries. All material inter-company balances have been eliminated in consolidation.

The Company also evaluates for consolidation the investment vehicles through which it provides its investment management services. Consolidation is required if the Company holds a controlling financial interest in the investment vehicle, as defined by U.S. GAAP. The Company’s assessment for consolidation occurs at the inception date of the investment vehicle. The conclusion is reassessed only when certain events take place, as prescribed by U.S. GAAP.

(c)         Cash and Cash Equivalents

The Company classifies as cash equivalents money market and other highly liquid instruments with remaining maturities of less than three months at acquisition.

(d)         Marketable Securities

The Company has elected the fair value option for investments which are made to achieve certain stated investment objectives. The Company’s reasons for electing the fair value option are as follows:

●
The Company invests its excess cash for current yield, not for capital gains. As such, the Company believes that recognizing realized and unrealized gains or losses in the Statement of Income better reflects the returns on these investments. Gains and losses on such marketable securities, together with related interest income, accretion and amortization, are reported in Non-operating income.

●
The Company invests certain unvested deferred bonuses due employees in the Funds. As these bonuses vest, the principal and any gains or losses are reflected as liabilities in the Consolidated Statement of Financial Position. The Company believes that recognizing unrealized gains or losses on these investments in income is likely, in most cases, to better match income with the related expense. As the expenses are reported in Employee compensation and benefits expense, the realized and unrealized gains or losses on these securities are reported in Net gains (losses) on securities held for deferred compensation.

Realized gains and losses are computed on a specific identification basis. Interest income is recognized as earned. Discounts and premiums are amortized over the term of the security.

(e)         Investment Management Fees

Investment management fees are recognized as earned. They are computed as a percentage of the fair value of assets under management and accrued monthly. Fees vary significantly, from under ten basis points for certain cash and fixed income asset classes to over one hundred basis points for other asset classes. Fees on registered investment companies are computed and billed monthly as a percentage of average daily fair value of the assets of the Funds. Fees on other vehicles and on separate accounts are computed and billed in accordance with the provisions of the applicable investment management agreements.

The investment management agreements for a small number of accounts provide for performance fees. Performance fees, if earned, are recognized on the contractually determined measurement date. Performance fees may be subject to clawback as a result of performance declines subsequent to the most recent measurement date. If such declines occur, the performance fee clawbacks are recognized when the amount is known.

(f)         Compensation Plans

Each Principal has a Class B profits interest in Management LLC which entitles them to a combined thirty percent of profits, as well as a combined thirty percent of the increase in the value of the business, as defined in Management LLC’s operating agreement. The allocation of the profits associated with this plan is expensed on an accrual basis. The Company records the obligation associated with these profits interests as a liability at fair value.

(g)         Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred taxes are recognized for the future tax benefits or consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company accounts for uncertainty in income tax positions by recognizing in its Consolidated Financial Statements the impact of a tax position when it is more likely than not that the tax position would be sustained upon examination by the tax authorities based on the technical merits of the position.

Interest and penalties relating to tax liabilities are recognized on actual tax liabilities and exposure items. Interest is accrued according to the provisions of the relevant tax law and is reported as interest expense. Penalties are accrued when the Company expects to take the related position in its tax return and are reported as General and administrative expenses.

(h)         Earnings Per Share

Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding during the period. As there are no common stock equivalents, diluted earnings per share are equivalent to basic earnings per share.

Note 3   Related Party Activities

The Company engages in transactions with the Parent and other affiliates in the ordinary course of business.

Affiliate Transactions – Mutual and offshore  funds

●
Management LLC provides investment management services to the Funds. Management LLC has investment management agreements with the Funds which are reviewed and ratified by their Boards of Directors or Trustees on an annual basis. Revenues related to these services are included in Investment management fees in the Consolidated Statement of Income as follows:

Investment management fees
Six Months Ended
June 30, 2008	$147,469,000
June 30, 2009	75,368,300

Fees receivable related to investment management fees are included in Fees receivable and accrued fees in the Consolidated Statement of Financial Position and were $14,231,200 as of December 31, 2008 and $15,086,800 as of June 30, 2009.

●
Management LLC also derives investment management revenue from advising or sub-advising certain offshore funds sponsored by affiliates of the Parent. The amounts earned from such activity are reported in Investment management fees in the Consolidated Statement of Income as follows:

Investment management fees
Six Months Ended
June 30, 2008	$1,790,700
June 30, 2009	1,870,500

Fees receivable related to advising or sub-advising certain offshore funds are included in Fees receivable and accrued fees in the Consolidated Statement of Financial Position and were $1,060,700 as of December 31, 2008 and $966,400 as of June 30, 2009.

Note 4    Marketable Securities, at Fair Value

The Company carries its marketable securities portfolio at fair value using a valuation hierarchy based on the transparency of the inputs to the valuation techniques used to measure fair value. Classification within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The valuation hierarchy contains three levels: (i) valuation inputs comprising unadjusted quoted market prices for identical assets or liabilities in active markets (“Level 1”); (ii) valuation inputs comprising quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets, and other observable inputs directly or indirectly related to the asset or liability being measured (“Level 2”); and (iii) valuation inputs that are unobservable and are significant to the fair value measurement (“Level 3”). The Company’s Marketable securities and Cash equivalents at December 31, 2008 are valued using prices as follows:

	Marketable securities	Cash equivalents	Total
Level 1	$71,314,900	$71,116,600	$142,431,500
Level 2	—	—	—
Level 3	14,600	—	14,600
	$71,329,500	$71,116,600	$142,446,100

The change in Level 3 securities during the year ended December 31, 2008 is as follows:

Beginning of year	$10,000
Unrealized gains	4,600
End of year	$14,600

The Company’s Marketable securities and Cash equivalents as of June 30, 2009 are valued using prices as follows:

	Marketable securities	Cash equivalents	Total
Level 1	$28,607,200	$43,994,300	$72,601,500
Level 2	—	—	—
Level 3	14,800	—	14,800
	$28,622,000	$43,994,300	$72,616,300

The change in Level 3 securities during the six months ended June 30, 2009 is as follows:

Beginning of year	$14,600
Unrealized gains	200
End of year	$14,800

Marketable securities as of December 31, 2008 consist of the following:

	Fair Value	Amortized Cost	Unrealized gains	Unrealized losses
U.S. government and agency instruments:
Due within 1 year	$60,375,200	$60,277,300	$97,900	$—
Due 5 - 10 years	5,028,300	4,587,600	440,700	—
Artio Global Funds	5,911,400	8,594,900	—	(2,683,500)
Other investments	14,600	10,000	4,600	—
	$71,329,500	$73,469,800	$543,200	$(2,683,500)

Marketable securities as of June 30, 2009 consist of the following:

	Fair Value	Amortized Cost	Unrealized gains	Unrealized losses
U.S. government and agency instruments:
Due within 1 year	$17,109,600	$17,074,400	$35,200	$—
Due 5 - 10 years	4,557,800	4,589,600	—	(31,800)
Artio Global Funds	6,939,800	8,749,000	—	(1,809,200)
Other investments	14,800	10,000	4,800	—
	$28,622,000	$30,423,000	$40,000	$(1,841,000)

In 2008, the Company elected the fair value option to report its marketable securities. The election was effected by a cumulative effect adjustment that transferred Accumulated other comprehensive income of $323,800 (net of tax) to Retained earnings as of January 1, 2008.

In the six months ended June 30, 2008, unrealized losses of $284,800 and realized losses of $94,800 on U.S. government and agency securities are reported in non-operating income. In the six months ended June 30, 2008, unrealized losses of $427,900 and realized losses of $173,100 on the Funds are reported in Net gains (losses) on securities held for deferred compensation.

In the six months ended June 30, 2009, unrealized losses of $535,000 and realized losses of $- on U.S. government and agency and other securities are reported in non-operating income. In the six months ended June 30, 2009, unrealized gains of $874,300 and realized losses of $162,100 on the Funds are reported in Net gains (losses) on securities held for deferred compensation.

Note 5  Market, Credit, and Foreign Exchange Risks

The Company’s holdings of U.S. government and agency instruments are considered to have minimal credit risk. A portion of the Company’s balance of Cash and cash equivalents represent short-term investments in U.S. government and agency securities, and similarly is considered to have minimal credit risk. The amounts of short-term U.S. government and agency securities included in Cash and cash equivalents are $71,116,600 and $43,994,300 as of December 31, 2008 and June 30, 2009, respectively.

The remaining balance in Cash and cash equivalents represents cash held by the Company for its operating activities. These cash balances are held primarily with a single institution.

Investments in U.S. government and agency securities are subject to market risk and will fluctuate in value based on interest rates prevailing in the market. Investments in the Funds will fluctuate in value based on overall market conditions as well as factors specific to those Funds.

Fees receivable and accrued fees have credit risk related to our clients. Fees receivable from sponsored funds (Note 3) are billed and collected monthly. Other fees are generally billed quarterly. Fees receivable are recorded net of any allowance for doubtful accounts.

The Company’s revenues are based primarily on the U.S. dollar value of the investment assets it manages for clients. The assets under management vary as a result of the market performance of the investments and client cash flows into or out of the investments. A majority of assets under management are invested in assets denominated in currencies other than the dollar. As a result, the U.S. dollar value of assets under management fluctuates with changes in foreign currency exchange rates. Revenues fluctuate with changes in assets under management resulting from all of the above factors.

Note 6  Class B Profits Interests

The Company has granted to each of the Principals a Class B, non-voting profits interest in Management LLC which entitles each of them to receive fifteen percent of profits (thirty percent in the aggregate) of Management LLC (as more fully described in Management LLC’s operating agreement). The allocation of such profits interests is expensed as incurred and included in Employee compensation and benefits. The liabilities for these interests as of December 31, 2008 and June 30, 2009 are as follows:

Liabilities
December 31, 2008	$34,101,500
June 30, 2009	11,360,600

The Company is required to repurchase the Class B profits interests. The repurchase price is computed utilizing a model which is based on the average profitability of Management LLC (as more fully described in the operating agreement) and the average price-earnings multiple of the common stock of the Parent. The benefits vest ratably over a ten-year period ending in 2014. The Company records the obligation associated with the change in redemption value of the profits interest as a liability at fair value in Accrued compensation and benefits in the Consolidated Statements of Financial Position, and recognizes the expense as Employee compensation and benefits in the Consolidated Statement of Income. Certain events, including a change in control (such as the contemplated initial public offering) will cause the unvested balances to vest prior to the end of the stated period. Total redemption values and liabilities of this obligation are as follows:

	Redemption Value	Liabilities	Unvested Balance
December 31, 2008	$504,725,000	$201,890,300	$302,834,700
June 30, 2009	568,306,000	237,428,300	330,877,700

If the initial public offering is completed as contemplated, the redemption value will be determined from the offering price of the stock, and will differ from the redemption value as computed using the aforementioned model.

Note 7   Commitments and Contingencies

The Company leases office space under non-cancellable agreements that expire in June 2014. Minimum annual rental payments under the lease as of June 30, 2009 are as follows:

Years ending December 31,
2009	$3,738,700
2010	3,738,700
2011	3,756,000
2012	3,761,800
2013	3,761,800
2014	1,880,900
$20,637,900

In addition to the minimum annual rentals, the lease also includes provisions for escalations. The lease provides for a rent holiday and leasehold improvement incentives. These concessions are recognized on a straight-line basis as reductions in rent expense over the term of the lease.

Rent expense incurred by the Company and its subsidiaries for the six months ended June 30, 2008 and 2009 was $1,637,200 and $1,276,000, respectively.

The Company has non-cancellable contractual commitments for periods of up to two years for recordkeeping and software services.

The Company has a license fee arrangement with the Parent for the use of its name in the Company’s products and marketing. The arrangement obligates the Company to pay a fee, based on applicable revenues, at a rate determined by the Parent. The rate determined by the Parent may vary by year.

The Company’s largest shareholder servicing arrangement provides that, in the event of termination, fees of thirty-five basis points annually on the value of the shares held on the platform will accrue as long as the shares are held on the platform. A portion of these charges may be offset by 12b-1 fees.

The Company has a severance policy covering employees terminated for reasons other than cause. In the event of an employee’s termination, the Company may incur a liability for salary and benefits continuation. The amount varies based on the employee’s level and length of service.

The Company has, at its discretion, reimbursed client accounts for certain operational losses incurred. Such amounts were not material in the six-months ended June 30, 2008 and 2009.

There is no litigation against the Company that is considered probable or reasonably possible of having a material effect on the cash flows, results of operations or financial position of the Company.

Note 8    Income Taxes

The components of income taxes for the six-months ended June 30 are as follows:

	Six Months Ended June 30,
	2008	2009
Current:
Federal	$32,357,500	$15,122,100
State and local	18,392,500	7,384,700
Total	50,750,000	22,506,800

Deferred:
Federal	(12,750,300)	(10,191,400)
State and local	(6,008,000)	(4,441,100)
Total	(18,758,300)	(14,632,500)
Income tax expense	$31,991,700	$7,874,300

The Company computes its taxes using the asset and liability method. Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Net deferred tax assets comprise the following:

	December 31, 2008	June 30, 2009
Deferred tax assets
Deferred compensation	$89,434,100	$104,998,100
Depreciation and amortization	764,500	901,900
Provisions and other	2,503,700	1,434,800
Total deferred tax assets	92,702,300	107,334,800
Less: valuation allowance	—	—
Net deferred tax asset	$92,702,300	$107,334,800

Management of the Company has not established a valuation allowance for its deferred tax asset because it believes that it is more likely than not the benefit will be realized.

In evaluating the need for a valuation allowance, the Company took into account its history of profitability and taxable income. It is expected that the deferred tax asset will be recovered as a result of increased amortization and depreciation deductions allocated to the Company with respect to Management LLC’s assets that arise as a result of each purchase of Class B profits interests by the Company from a Principal. Such increased amortization and depreciation deductions will occur over a 15-year period with respect to each such purchase.

A reconciliation between the Federal statutory tax rate of thirty-five percent and the Company’s effective tax rates is as follows:

	Six Months Ended
June 30, 2008
Federal statutory rate	$22,264,800	35%
State and local, net of federal benefit	7,228,500	11%
Permanent differences and other	2,498,400	4%
	$31,991,700	50%

June 30, 2009
Federal statutory rate	$5,695,900	35%
State and local, net of federal benefit	1,881,900	11%
Permanent differences and other	296,500	2%
	$7,874,300	48%

Permanent differences consist of the non-deductible portion of meals, entertainment, and gifts, and certain costs related to the anticipated initial public offering of Investors’ common stock.

Management LLC is subject to a four percent New York City unincorporated business tax (“UBT”), of which a substantial portion is credited against Investors’ state and local liability.

The Company has evaluated its tax positions and believes that in each case, it is more likely than not that the tax positions taken will be sustained, on their technical merits, upon audit.

For the six months ended June 30, 2008 and 2009, there were no material charges relating to interest and penalties. As of December 31, 2008 and June 30, 2009, the Company did not have any unrecognized tax benefits.

The Company’s tax years 2005 to the present are open for examination by Federal and state tax authorities. The Company is not currently under examination by any major tax jurisdiction.

The Company expects, in connection with its planned initial public offering, to amend Management LLC’s operating agreement governing the Class B profits interests. The effect of such a change on the deferred tax asset, is a de-recognition of approximately $103.9 million of such deferred tax asset.

Note 9    Recently Issued Accounting Pronouncements

In June 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R).  The Company will evaluate the effect of this Statement on its financial statements.

In December, 2007, FASB issued Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements (“SFAS 160”). The Statement is effective for the Company in 2009, but had no effect. If the Company completes its planned initial public offering, this Statement will affect the accounting and disclosure of the noncontrolling interests in Holdings to be held by the Principals.

In June, 2008, the FASB issued FSP EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Transactions Are Participating Securities. The FSP will be effective for the Company after its public offering. The Company is evaluating its prospective effect on its financial statements.

Note 10    Subsequent Events

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through August 25, 2009, the date the Consolidated Financial Statements were available to be issued. This evaluation did not result in any subsequent events that necessitated disclosures and/or adjustments.

As of         , 2009, the Company designated its existing shares of common stock as Class C common stock and effected a 10,500:1 split of these shares. The Company will also issue shares of Class A and Class B common stock in connection with the Company’s public offering. In accordance with the Securities and Exchange Commission's Staff Accounting Bulletin Topic 4:C, the financial statements give retroactive effect to the 10,500:1 stock split.

In connection with the Company’s public offering, the Company expects to make an estimated distribution of $201.3 million on a pro forma basis to its Parent. The actual distribution will be $40.1 million plus total stockholder’s equity as of the date of the Company’s public offering. This distribution, as well as dividends paid during the preceding eighteen months in excess of earnings during the same period, are used to present certain pro forma information.

Distribution	$201,311,000
Net income for the eighteen months ended June 30, 2009	(69,550,900)
Dividends paid during the eighteen months ended June 30, 2009	131,000,000
Total distributions	$262,760,100

If the total distributions were assumed to be paid from the net proceeds of the offering, approximately 13,105,000 shares would be issued for this purpose.

The statement of financial position as of June 30, 2009 presents, on a pro forma basis, the effect of the $201.3 million distribution.

The effect on earnings per share for the six months ended June 30, 2009 would be as follows:

Six Months Ended June 30, 2008
Diluted earnings per share, as reported	$0.20
Dilution resulting from the issuance of 13,105,000 shares	(0.05)
Pro forma diluted earnings per share, as adjusted	$0.15